Filed Pursuant to Rule 424(b)(3)

Registration No. 333-200149

Delavan Bancshares, Inc.	Wintrust Financial Corporation

PROXY STATEMENT OF DELAVAN BANCSHARES, INC.

PROSPECTUS OF WINTRUST FINANCIAL CORPORATION

Merger Proposal – Your Vote Is Important

DEAR DELAVAN SHAREHOLDERS:

You are cordially invited to attend a special meeting of shareholders of Delavan Bancshares, Inc., which will be held on January 12, 2015, at 2:00 p.m., local time, at the Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115.

At the meeting, you will be asked to adopt the merger agreement, as amended on November 19, 2014, and as it may be amended from time to time, between Delavan and Wintrust Financial Corporation that provides for Wintrust’s acquisition of Delavan through the merger of Delavan with and into Wintrust Merger Co., a wholly-owned subsidiary of Wintrust. Delavan is the parent company of Community Bank CBD. The aggregate merger consideration paid by Wintrust to Delavan shareholders is expected to be approximately $38,000,000, subject to possible downward adjustment as described below. Assuming that the reference price as described below is between $39.50 and $49.50, 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock, no par value per share, and 50% will be paid in cash.

The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of Delavan common stock, par value $1.00 per share, will be determined based on the average high and low sale price of Wintrust common stock as reported on NASDAQ, which we refer to as the reference price, during the 10 trading day period ending on the second trading day prior to completion of the merger, subject to a minimum and maximum reference price equal to $39.50 and $49.50, respectively. The merger consideration is subject to downward adjustment as described in this proxy statement/prospectus, and the exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise value of the merger consideration you may receive on the date the merger is completed.

Assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, based on a reference price of approximately $46.04, which is equal to the reference price if it were calculated as of November 25, 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a Delavan shareholder would be entitled to receive for each share of Delavan common stock would be $50.80 in cash and 1.104 shares of Wintrust common stock. In each case assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, if the reference price were equal to the minimum of $39.50, each share of Delavan common stock would instead be entitled to 1.286 shares of Wintrust common stock, and if the reference price were equal to the maximum of $49.50, each share of Delavan common stock would be entitled to 1.027 shares of Wintrust common stock. Assuming no adjustment to the merger consideration and assuming that the reference price is between $39.50 and $49.50, we estimate that Wintrust may issue up to 500,000 shares of Wintrust common stock to Delavan shareholders as contemplated by the merger agreement.

Wintrust common stock is traded on the NASDAQ Global Select Market, under the symbol “WTFC.” The closing price of Wintrust common stock on November 25, 2014 was $45.58 per share.

The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote adopt the merger agreement. Your board of directors has unanimously adopted the merger agreement, as amended on November 19, 2014 and as it may be amended from time to time and recommends that you vote “FOR” the adoption of the merger agreement, at the special meeting. Your board of directors also unanimously recommends that you vote “FOR” the appointment of Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as the Alternate Shareholders’ Agent, and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement, and the transactions contemplated thereby and appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent.

Additional information regarding the merger, the merger agreement, Delavan and Wintrust is set forth in the attached proxy statement/prospectus. This document also serves as the prospectus for up to 525,000 shares of Wintrust common stock that may be issued by Wintrust in connection with the merger. We urge you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 18.

Sincerely,

Michael J. Murphy
President and Chief Executive Officer
Delavan Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated November 26, 2014, and is first being mailed to Delavan shareholders on or about December 3, 2014.

REFERENCES TO ADDITIONAL INFORMATION

As permitted by the rules of the Securities and Exchange Commission this proxy statement/prospectus incorporates important business and financial information about Wintrust from other documents that are not included in or delivered with this proxy statement/prospectus. These documents are available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus through the SEC’s website at www.sec.gov or by requesting them in writing or by telephone at the following address and telephone number:

Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

Attention: Lisa J. Pattis

Executive Vice President, General Counsel and Corporate Secretary

(847) 939-9000

In order to ensure timely delivery of these documents, you should make your request by January 2, 2015 to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 78.

VOTING BY MAIL

Delavan shareholders of record may submit their proxies by mail, by signing and dating each proxy card you receive, indicating your voting preference on each proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

DELAVAN BANCSHARES, INC.

820 Geneva Street

Delavan, Wisconsin 53115

Notice of Special Meeting of Shareholders

Date:	January 12, 2015

Time:	2:00 p.m., local time

Place:	The Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115

TO DELAVAN BANCSHARES, INC. SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that Delavan Bancshares, Inc. will hold a special meeting of shareholders on January 12, 2015 at 2:00 p.m., local time, at the Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115. The purpose of the meeting is to consider and vote on the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of October 13, 2014, by and among Wintrust Financial Corporation, Wintrust Merger Co. and Delavan Bancshares, Inc., as amended on November 19, 2014 and as it may be amended from time to time. A copy of such merger agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;

•	a proposal to appoint Michael J. Murphy and any successors thereto as the shareholders’ agent and attorney-in-fact pursuant to the merger agreement, including the appointment of James Saer as the alternate agent and attorney-in-fact, with respect to taking any and all actions upon the adoption of the merger agreement that are specified or contemplated by the merger agreement on behalf of all Delavan shareholders;

•	the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby and appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent; and

•	to transact any other business that properly comes before the special meeting, or any adjournments or postponements thereof.

Holders of record of Delavan common stock at the close of business on December 2, 2014 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Adoption of the merger agreement and approval of the proposal to appoint Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon the adoption of the merger agreement, including James Saer to serve as the Alternate Shareholders’ Agent, each require the affirmative vote at the special meeting of holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote. Approval of the proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least 51% of the shares of Delavan common stock entitled to vote, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of at least 51% of the shares of Delavan common stock present, in person or by proxy, may adjourn the special meeting.

The board of directors of Delavan unanimously recommends that you vote “FOR” adoption of the merger agreement. Your board of directors also unanimously recommends that you vote “FOR” the appointment of Michael J. Murphy and any successors thereto as the Shareholders’ Agent upon the adoption of the merger agreement, including the appointment of James Saer as the Alternate Shareholders’ Agent, and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby and appointment of the Shareholders’ Agent and the Alternate Shareholders’ Agent.

Your vote is important. To ensure that your shares are voted at the special meeting, please promptly complete, sign and return the proxy form in the enclosed prepaid envelope whether or not you plan to attend the meeting in person. Shareholders who attend the special meeting may revoke their proxies and vote in person, if they so desire.

Delavan, Wisconsin

November 26, 2014

By Order of the Board of Directors

Michael J. Murphy
President and Chief Executive Officer

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the adoption of the merger agreement that provides for Wintrust’s acquisition of Delavan through the merger of Delavan with and into Wintrust Merger Co., a wholly-owned subsidiary of Wintrust. Upon completion of the merger, all shares of Delavan common stock will be cancelled and you will become a shareholder of Wintrust. You are also being asked to vote on the approval of Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as the Alternate Shareholders’ Agent, with respect to taking any and all actions specified or contemplated by the merger agreement on behalf of all Delavan shareholders.

Q:	What will Delavan shareholders be entitled to receive in the merger?

A:	If the merger is completed, the shares of Delavan common stock that you own immediately before the completion of the merger will be converted into the right to receive cash and shares of Wintrust common stock (in each case subject to possible adjustment). The aggregate merger consideration paid by Wintrust to Delavan shareholders is expected to be approximately $38,000,000, subject to possible downward adjustment as described below. Assuming that the reference price as described below is between $39.50 and $49.50, 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock and 50% will be paid in cash.

For each of your shares of Delavan common stock, you will receive the per share merger consideration to be calculated as set forth in the merger agreement. The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of Delavan common stock will be determined based on the average high and low sale price of Wintrust common stock as reported on NASDAQ, which we refer to as the reference price, during the 10 trading day period ending on the second trading day prior to completion of the merger, subject to a minimum and maximum reference price equal to $39.50 and $49.50, respectively. Assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock outstanding remain unchanged at the closing, based on a reference price of approximately $46.04, which is equal to the reference price if it were calculated as of November 25, 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a Delavan shareholder would be entitled to receive for each share of Delavan common stock would be $50.80 in cash and 1.104 shares of Wintrust common stock. In each case assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, if the reference price were equal to the minimum of $39.50, each share of Delavan common stock would instead be entitled to 1.286 shares of Wintrust common stock, and if the reference price were equal to the maximum of $49.50, each share of Delavan common stock would be entitled to 1.027 shares of Wintrust common stock. For a description of how the per share merger consideration will be calculated, see “Description of the Merger Agreement—Consideration to be received in the merger” on page 48.

In addition, the merger consideration may be adjusted downward if the balance sheet delivered to Wintrust by Delavan as of the closing date of the merger reflects that Delavan’s shareholders’ equity, as determined pursuant to the merger agreement, is less than $26,000,000, or to account for certain environmental conditions that may be discovered in the real property of Delavan or its subsidiaries. For a description of the possible adjustment of the merger consideration, see “Description of the Merger Agreement—Consideration to be received in the merger—Adjustment to Merger Consideration” on page 50.

Q:	What will holders of Delavan options be entitled to receive in the merger?

A:

If the merger is completed, each outstanding and unexercised option to acquire a share of Delavan common stock, which we refer to as a Delavan option, will be converted into an option to acquire shares of Wintrust common stock, which we refer to as a converted option. The number of shares of Wintrust common stock subject to each converted option will be equal to the product obtained by multiplying (1) the number of shares of Delavan common stock subject to such Delavan option by (2) the quotient obtained by dividing the per share merger consideration by the reference price, which we refer to as the option exchange ratio. The per share exercise price for each converted option will be equal to the quotient obtained by dividing (1) the per share exercise price of the Delavan option by (2) the option exchange ratio. Upon exercise of each converted option, the aggregate number of shares of Wintrust common stock deliverable upon such exercise will be rounded down, if necessary, to the nearest whole share and the aggregate exercise price will be round up, if necessary, to the nearest cent. Except as described above, each converted option will be governed by the same terms and conditions as in effect immediately prior to the effective time of the merger.

Q:	Why do Delavan and Wintrust want to engage in the merger?

A:	Delavan believes that the merger will provide Delavan shareholders with substantial benefits and that it presents the best option to maximize shareholder value, and Wintrust believes that the merger will further its strategic growth plans by allowing it to expand its presence in southeastern Wisconsin. As a larger company, Wintrust can provide greater capital and resources and efficiencies from integrating the operations of Community Bank CBD, a wholly-owned subsidiary of Delavan, into Wintrust’s existing operations and allow Community Bank to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “The Merger—Wintrust’s reasons for the merger” on page 41 and “The Merger—Delavan’s reasons for the merger and recommendation of the board of directors” on page 39.

Q:	What does the Delavan board of directors recommend?

A:	Delavan’s board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement, as amended on November 19, 2014 and as it may be amended from time to time, “FOR” the appointment of Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as the Alternate Shareholders’ Agent, and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby and appointment of the Shareholders’ Agent and the Alternate Shareholders’ Agent. Delavan’s board of directors has determined that the merger agreement and the merger are in the best interests of Delavan and its shareholders. To review the background and reasons for the merger in greater detail, see “The Merger” beginning on page 27.

Q:	What vote is required to adopt the merger agreement?

A:	Holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote must vote in favor of the merger. Abstentions and broker non-votes have the effect of votes against the adoption of the merger agreement. On October 13, 2014, all of Delavan’s directors who own shares of Delavan common stock agreed to vote their shares at the special meeting in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement. These shareholders and their affiliates owned approximately 28% of Delavan common stock outstanding as of September 30, 2014. Wintrust’s shareholders will not be voting on the merger agreement. See “The Merger—Interests of certain persons in the merger” on page 45 and “The Merger—Voting agreement” on page 45.

Q:	What vote is required to appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent upon adoption of the merger agreement?

A:

Holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote must vote in favor of the appointment of Michael J. Murphy and any successors thereto as Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer as Alternate Shareholders’ Agent. Abstentions and broker non-votes have the effect of votes against appointment of Mr. Murphy and any successors thereto as Shareholders’ Agent upon adoption of the merger agreement, including Mr. Saer as Alternate Shareholders’ Agent. If a shareholder does not vote in favor of appointing Mr. Murphy and any successors thereto as Shareholders’ Agent upon adoption of the merger agreement, including Mr. Saer as Alternate Shareholders’ Agent, but Mr. Murphy and Mr. Saer nonetheless receive the approval of at least a majority of the outstanding shares of Delavan common stock entitled to vote, Mr. Murphy and any successors thereto will serve as the Shareholders’ Agent for all shareholders upon adoption of the merger agreement, including Mr. Saer as the Alternate Shareholders’ Agent, regardless of whether a particular shareholder may have voted for such individuals to serve in that capacity.

Q:	What vote is required to approve the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby?

A:	The proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies, requires the affirmative vote of at least 51% of the shares of Delavan common stock entitled to vote, present in person or by proxy, if a quorum is present at the special meeting. In the absence of a quorum, holders of at least 51% of the shares of Delavan common stock present in person or by proxy at the special meeting may adjourn the special meeting. Abstentions and broker non-votes have the effect of votes against the proposal.

Q:	Why is my vote important?

A:	Delavan’s shareholders are being asked to adopt the merger agreement and thereby approve the merger. If you do not submit your proxy by mail or vote in person at the special meeting, it will be more difficult for Delavan to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit your proxy or attend the special meeting will have the same effect as a vote against the merger agreement and make it more difficult to obtain adoption of the merger agreement.

Q:	What do I need to do now? How do I vote?

A:	You may vote at the special meeting if you own shares of Delavan common stock of record at the close of business on the record date for the special meeting, December 2, 2014. After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy form in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy form and do not vote at the special meeting, this will have the same effect as a vote against the adoption of the merger agreement.

Q:	How will my proxy be voted?

A:	If you complete, sign, date and mail your proxy form, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted FOR adoption of the merger agreement and the other proposals in the notice.

Q:	Can I revoke my proxy and change my vote?

A:	You may change your vote or revoke your proxy at any time before it is voted by filing with the secretary of Delavan a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also revoke a prior proxy by voting in person at the special meeting.

Q:	What if I oppose the merger? Do I have dissenters’ rights?

A:	Delavan shareholders who do not vote in favor of adoption of the merger agreement and who otherwise comply with all of the procedures of Sections 18.1301 through 180.1331 of the Wisconsin Business Corporation Law, which we refer to as the WBCL, will be entitled to receive payment in cash of the fair value of their shares of Delavan common stock as ultimately determined under the statutory process. A copy of these sections of the WBCL is attached as Annex B to this document.

Q:	What are the tax consequences of the merger to me?

A:	In general, the conversion of your shares of Delavan common stock into Wintrust common stock in the merger will be tax-free for United States federal income tax purposes. However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Wintrust’s common stock. You should consult with your tax adviser for the specific tax consequences of the merger to you. See “The Merger—Material U.S. federal income tax consequences of the merger” on page 41.

Q:	When and where is the special meeting?

A:	The Delavan special meeting will take place on January 12, 2015, at 2:00 p.m. local time, at the Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115.

Q:	Who may attend the meeting?

A:	Delavan shareholders on the record date may attend the special meeting. If you are a shareholder of record, you may need to present proof of identification in order to be admitted into the meeting.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, the exchange agent for the merger will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent. You should use the letter of transmittal to exchange your Delavan stock certificates for the merger consideration. Do not send in your stock certificates with your proxy form.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as reasonably possible. Before that happens, the merger agreement must be adopted by Delavan’s shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote to approve the merger and adopt the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in the first quarter of 2015. See “Description of the Merger Agreement—Conditions to completion of the merger” on page 55.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. See “Description of the Merger Agreement—Conditions to completion of the merger” on page 55.

Q:	Are there risks I should consider in deciding to vote on the adoption of the merger agreement?

A:	Yes, in evaluating the merger agreement, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 18.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, or you need more information about Delavan, you should contact Michael J. Murphy, Delavan’s President and Chief Executive Officer, or Jon Martin, Delavan’s Chief Financial Officer, at (866) 848-2265.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 78.

Information about Wintrust and Delavan (See page 27)

Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

(847) 939-9000

Wintrust Financial Corporation, an Illinois corporation, which we refer to as Wintrust, was incorporated in 1992 and is a financial holding company based in Rosemont, Illinois. Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southeastern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A. Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation and its Canadian premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary, Tricom, Inc. of Milwaukee. Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southeastern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

As of September 30, 2014, Wintrust had total assets of approximately $19.2 billion, total loans, excluding loans held-for-sale and covered loans, of approximately $14.1 billion, total deposits of approximately $16.1 billion, and total shareholders’ equity of approximately $2.0 billion.

Wintrust common stock, no par value per share, which we refer to as Wintrust common stock, is traded on NASDAQ under the ticker symbol “WTFC.” Wintrust’s principal executive office is located at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, telephone number: (847) 939-9000.

Wintrust Merger Co.

c/o Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

(847) 939-9000

Wintrust Merger Co., a Wisconsin corporation, which we refer to as Merger Co., is a wholly-owned subsidiary of Wintrust and was formed solely for the purpose of consummating the merger. Merger Co. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Delavan Bancshares, Inc.

820 Geneva Street

Delavan, Wisconsin 53115

(866) 848-2265

Delavan Bancshares, Inc., a Wisconsin corporation, which we refer to as Delavan, is a bank holding company headquartered in Delavan, Wisconsin. Its primary business is operating its bank subsidiary, Community

Bank, a Wisconsin state bank, which we refer to as Community Bank, with four banking locations in southeastern Wisconsin. Delavan began operations in 1996. As of September 30, 2014, Delavan had consolidated total assets of approximately $208 million, deposits of approximately $167 million and shareholders’ equity of approximately $27 million. Delavan is not a public company and, accordingly, there is no established trading market for Delavan common stock, par value $1.00 per share, which we refer to as Delavan common stock.

The merger and the merger agreement (See page 48)

Wintrust’s acquisition of Delavan is governed by the Agreement and Plan of Merger, dated as of October 13, 2014, by and among Wintrust, Merger Co. and Delavan, as amended on November 19, 2014, which we refer to as the merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Delavan will be merged with and into Merger Co. and will cease to exist, which we refer to as the merger. After the consummation of the merger, Merger Co. will continue as the surviving corporation and remain a wholly-owned subsidiary of Wintrust. The merger agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

What Delavan shareholders will receive (See page 48)

If the merger is completed, the shares of Delavan common stock that you own immediately before the completion of the merger will be converted into the right to receive a combination of cash and shares of Wintrust common stock (in each case subject to possible adjustment). The aggregate merger consideration paid by Wintrust to Delavan shareholders is expected to be approximately $38,000,000, subject to possible downward adjustment as described below. Assuming that the reference price as described below is between $39.50 and $49.50, 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock and 50% will be paid in cash.

For each of your shares of Delavan common stock, you will receive the per share merger consideration to be calculated as set forth in the merger agreement. The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of Delavan common stock will be determined based on the average high and low sale price of Wintrust common stock as reported on NASDAQ, which we refer to as the reference price, during the 10 trading day period ending on the second trading day prior to completion of the merger, which we refer to as the reference period, subject to a minimum and maximum reference price equal to $39.50 and $49.50, respectively. Assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, based on a reference price of approximately $46.04, which is equal to the reference price if it were calculated as of November 25, 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a Delavan shareholder would be entitled to receive for each share of Delavan common stock, which we refer to as the per share merger consideration, would be $50.80 in cash and 1.104 shares of Wintrust common stock. In each case assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, if the reference price were equal to the minimum of $39.50, each share of Delavan common stock would instead be entitled to 1.286 shares of Wintrust common stock, and if the reference price were equal to the maximum of $49.50, each share of Delavan common stock would be entitled to 1.027 shares of Wintrust common stock. For a description of how the per share merger consideration will be calculated, see “Description of the Merger Agreement—Consideration to be received in the merger.”

Delavan may terminate the merger agreement if the reference price is less than $36.50 and Wintrust may terminate the merger agreement if the reference price is more than $52.50, in each case if Delavan and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and Delavan so that the merger and the transactions contemplated by the merger agreement may be consummated.

In addition, the merger consideration may be adjusted downward if the balance sheet delivered to Wintrust by Delavan as of the closing date of the merger, which we refer to as the closing date, reflects that Delavan’s shareholders’ equity, as determined pursuant to the merger agreement, is less than $26,000,000, or to account for certain environmental conditions that may be discovered in the real property of Delavan or its subsidiaries. For a description of the possible adjustment of the merger consideration, see “Description of the Merger Agreement—Consideration to be received in the merger—Adjustment to Merger Consideration.”

Delavan shareholders will not receive fractional shares of Wintrust common stock. Instead, they will receive a cash payment for any fractional shares based on the value of Wintrust common stock.

Treatment of Delavan options (See page 51)

If the merger is completed, each outstanding and unexercised option to acquire a share of Delavan common stock, which we refer to as a Delavan option, will be converted into an option to acquire shares of Wintrust common stock, which we refer to as a converted option. The number of shares of Wintrust common stock subject to each converted option will be equal to the product obtained by multiplying (1) the number of shares of Delavan common stock subject to such Delavan option by (2) the quotient obtained by dividing the per share merger consideration by the reference price, which we refer to as the option exchange ratio. The per share exercise price for each converted option will be equal to the quotient obtained by dividing (1) the per share exercise price of the Delavan option by (2) the option exchange ratio. Upon exercise of each converted option, the aggregate number of shares of Wintrust common stock deliverable upon such exercise will be rounded down, if necessary, to the nearest whole share and the aggregate exercise price will be round up, if necessary, to the nearest cent. Except as described above, each converted option will be governed by the same terms and conditions as in effect immediately prior to the effective time of the merger.

Exchange of certificates (See page 51)

Once the merger is complete, American Stock Transfer & Trust Company, LLC, which we refer to as the exchange agent, will mail you materials and instructions for exchanging your Delavan stock certificates for shares of Wintrust common stock to be issued by book-entry transfer. You should not send in your Delavan stock certificates with your completed proxy card. Instead, you should wait until you receive the transmittal materials and instructions from the exchange agent.

Material U.S. federal income tax consequences of the merger (See page 41)

Your receipt of shares of Wintrust common stock as part of the merger consideration generally will be tax-free for United States federal income tax purposes. However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger. Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Wintrust common stock. You are urged to consult your tax adviser for a full understanding of the federal, state, local and foreign tax consequences of the merger to you.

Reasons for the merger (See page 39)

Delavan’s board of directors believes that the merger is in the best interests of Delavan and its shareholders, has unanimously adopted the merger agreement and unanimously recommends that its shareholders vote “FOR” the adoption of the merger agreement.

In its deliberations and in making its determination, Delavan’s board of directors considered numerous factors, including the following:

•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Delavan and Wintrust, both individually and as a combined company;

•	the perceived risks and uncertainties attendant to Delavan’s operation as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in Delavan’s market area, increased regulatory costs and increased capital requirements;

•	based on the closing price of Wintrust common stock on October 10, 2014 and Delavan’s June 30, 2014 unaudited balance sheet, the aggregate merger consideration was priced at a multiple of 1.4 times the tangible common book value and at a multiple of 1.4 times the common book value;

•	the opinion of Robert W. Baird & Co. Incorporated, which we refer to as Baird, subject to the various assumptions, qualifications and limitations set forth in such fairness opinion, that the per share merger consideration is fair, from a financial point of view, to the holders of Delavan common stock;

•	the value to be received by Delavan’s shareholders in the merger as compared to shareholder value projected for Delavan as an independent entity;

•	the market value of Wintrust common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of Wintrust’s strategic initiatives;

•	Wintrust’s strategy to seek profitable future expansion in Delavan’s trade area, leading to continued growth in overall shareholder value;

•	the fact that Wintrust is publicly held and the merger would provide access to a public trading market for Delavan’s shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Wintrust’s board of directors concluded that the merger is in the best interests of Wintrust and its shareholders. In deciding to approve the merger, Wintrust’s board of directors considered a number of factors, including:

•	management’s view that the acquisition provides an attractive opportunity for Wintrust to expand in the southeastern part of Wisconsin;

•	Delavan’s community banking orientation and its compatibility with Wintrust and its subsidiaries;

•	a review of the demographic, economic and financial characteristics of the markets in which Delavan operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of Delavan’s business, operations, earnings and financial condition, including capital levels and asset quality of Community Bank;

•	efficiencies to come from integrating certain of Delavan’s operations into Wintrust’s existing operations; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Board recommendation to Delavan’s shareholders (See page 39)

Delavan’s board of directors believes that the merger of Delavan with Wintrust is in the best interests of Delavan and its shareholders. Delavan’s board of directors unanimously recommends that you vote “FOR” the merger.

Fairness opinion of Delavan’s financial advisor (See page 30)

In deciding to approve the merger, Delavan’s board of directors considered, among other things, the opinion of Baird as of October 13, 2014 that the merger consideration is fair, from a financial point of view, to the holders of Delavan common stock. You should read the full text of the fairness opinion, which is attached to this proxy statement as Annex D, to understand the assumptions made, limits of the reviews undertaken and other matters considered by Baird in rendering its opinion.

Interests of officers and directors of Delavan, Community Bank, and its subsidiaries in the merger may be different from, or in addition to, yours (See page 45)

When you consider the Delavan board of directors’ recommendation to vote in favor of the adoption of the merger agreement, you should be aware that some of Delavan’s, Community Bank’s, or its subsidiaries’ directors and officers may have interests in the merger that are different from, or in addition to, your interests as shareholders. Delavan’s board of directors was aware of these interests and took them into account in approving the merger. For example, Community Bank entered into an employment agreement with Michael J. Murphy in connection with Delavan’s entry into the merger agreement, pursuant to which he will be employed as President of Community Bank upon the consummation of the merger.

Wintrust has also agreed to pay for directors’ and officers’ liability insurance covering the directors and officers of Delavan and Community Bank immediately prior to the consummation of the merger, subject to limits on availability and cost, for up to six years.

As of September 30, 2014, Delavan’s directors and executive officers owned, in the aggregate, 113,593 shares of Delavan’s common stock, representing approximately 30% of Delavan’s outstanding shares of common stock. Mr. Murphy also holds options to purchase 7,250 shares of Delavan common stock. Jon E. Martin, Delavan’s Chief Financial Officer, and Michael R. Ploch, Delavan’s Senior Vice President – Commercial Lending, are also entitled to stock appreciation rights in amounts equal to approximately $171,000 and $195,000, respectively, (assuming that the reference price is between $39.50 and $49.50) pursuant to the Delavan Bancshares, Inc. 2008 Stock Appreciation Right Plan. All such stock appreciation rights outstanding immediately prior to the effective time will vest and become payable at the effective time.

Delavan shareholders will have dissenters’ rights in connection with the merger (See page 46)

Delavan shareholders may dissent from the merger and, upon complying with the requirements of the WBCL, receive cash in the amount of the fair value of their shares instead of the merger consideration.

A copy of the section of the WBCL pertaining to dissenters’ rights is attached as Annex B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The merger and the performance of the combined company are subject to a number of risks (See page 18)

There are a number of risks relating to the merger and to the businesses of Wintrust, Delavan and the combined company following the merger. See the “Risk Factors” beginning on page 18 of this proxy statement/prospectus for a discussion of these and other risks and see also the documents that Wintrust has filed with the Securities and Exchange Commission, which we refer to as the SEC, and which we have incorporated by reference into this proxy statement/prospectus.

Delavan shareholder approval will be required to complete the merger and approve the other proposals set forth in the notice (See page 25)

To adopt the merger and approve the appointment of Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as Alternate Shareholders’ Agent, at least a majority of the outstanding shares of Delavan common stock entitled to vote must be voted in favor of each such proposal at the special meeting. The proposal to adjourn the special meeting, if necessary, requires the affirmative vote of holders of at least 51% of the shares of Delavan common stock entitled to vote, present in person or by proxy, if a quorum is present. In the absence of a quorum, the holders of at least 51% of the shares of Delavan common stock present in person or by proxy may adjourn the special meeting. To satisfy the quorum requirements set forth in Delavan’s by-laws, shareholders holding at least 51% of the outstanding shares of Delavan common stock entitled to vote at the special meeting must be present in person or by proxy at the special meeting. Shareholders may vote their shares in person at the special meeting or by signing and returning the enclosed proxy form.

On October 13, 2014, all of Delavan’s directors who own shares of Delavan common stock committed to vote their shares of Delavan common stock in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement. As of September 30, 2014, these shareholders and their affiliates owned 106,562 shares, constituting approximately 28% of the shares then outstanding. See “The Merger—Voting agreement” on page 45.

Delavan special meeting (See page 25)

The special meeting of shareholders will be held at the Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115 on January 12, 2015 at 2:00 p.m., local time. Delavan’s board of directors is soliciting proxies for use at the special meeting. At the special meeting, Delavan shareholders will be asked to vote on proposals to adopt the merger agreement, to appoint Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as the Alternate Shareholders’ Agent, and to adjourn the special meeting, if necessary.

Record date for the special meeting; revocability of proxies (See pages 25 and 26)

You may vote at the special meeting if you own shares of Delavan common stock of record at the close of business on December 2, 2014. You will have one vote for each share of Delavan common stock you owned on that date. You may change your vote or revoke your proxy at any time before it is voted by filing with the secretary of Delavan a duly executed revocation of proxy or submitting a new proxy form with a later date. You may also vote in person at the special meeting.

Completion of the merger is subject to regulatory approvals (See page 44)

The merger cannot be completed until Wintrust receives the necessary regulatory approval of each of the Board of Governors of the Federal Reserve System, or the Federal Reserve and the Wisconsin Department of Financial Institutions. Wintrust submitted an application with each of the Federal Reserve Bank of Chicago and the Wisconsin Department of Financial Institutions on October 20, 2014.

Conditions to the merger (See page 55)

Closing Conditions for the Benefit of Wintrust. Wintrust’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Delavan in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by Delavan in all material respects of its agreements under the merger agreement;

•	receipt of all necessary regulatory approvals;

•	adoption of the merger agreement at the special meeting by the holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote;

•	execution and delivery of articles of merger suitable for filing with the Wisconsin Department of Financial Institutions Division of Corporate & Consumer Services, which we refer to as the WDFI;

•	no threatened or pending litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Wintrust reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger or would have a material adverse effect on Delavan or Community Bank;

•	the absence of any environmental condition not previously disclosed to Wintrust related to certain real property owned by Delavan or its subsidiaries or in which Delavan or any of its subsidiaries has legal interest, as indicated or confirmed by the results of certain environmental surveys or reports, as set forth in the merger agreement (unless the aggregate merger consideration is reduced pursuant to the merger agreement);

•	receipt of an opinion from Delavan’s special counsel regarding the valid existence and the valid issuance of the capital stock of Delavan, its authority to enter into the merger agreement and the due execution and delivery of the merger agreement by Delavan, among other things;

•	the capability of Michael J. Murphy to perform his duties under a previously executed employment agreement with Community Bank as specified in the merger agreement;

•	no material adverse change in Delavan since October 13, 2014;

•	receipt of balance sheets of Delavan, Community Bank and its subsidiaries, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement;

•	adjustment of the merger consideration, as applicable, as set forth in “—Consideration to be received in the merger—Adjustment to Merger Consideration”;

•	receipt of title commitments and surveys with respect to parcels of real property owned and used by Community Bank;

•	receipt of all other necessary consents, permissions and approvals, which the failure to obtain would have a “material adverse effect” with respect to Delavan or Wintrust’s rights under the merger agreement; and

•	the registration statement having been declared effective by the SEC and continuing to be effective as of the closing date.

Closing Conditions for the Benefit of Delavan. Delavan’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Wintrust and Merger Co. in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by Wintrust in all material respects of its agreements under the merger agreement;

•	receipt of all necessary regulatory approvals;

•	execution and delivery of the articles of merger suitable for filing with the WDFI;

•	no threatened or pending litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Delavan reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger or would have a material adverse effect on Wintrust;

•	receipt of an opinion from Wintrust’s special counsel regarding the valid existence of Wintrust and Merger Co., their authority to enter into the merger agreement, due execution and delivery of the merger agreement by Wintrust and Merger Co. and the issuances of shares of Wintrust common stock in the merger, among other things;

•	receipt of a tax opinion from Delavan’s accountants that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•	no material adverse change in Wintrust since October 13, 2014;

•	the registration statement having been declared effective by the SEC and continuing to be effective as of the closing date; and

•	approval of the listing of the shares of Wintrust common stock issuable pursuant to the merger agreement on NASDAQ.

How the merger agreement may be terminated by Wintrust and Delavan (See page 57)

Wintrust and Delavan may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, Wintrust or Delavan, as the case may be, may terminate the merger agreement as follows:

•	by either party if the merger is not completed by January 31, 2015 (or March 31, 2015, if the sole impediment to closing is a delay in the receipt of certain regulatory approvals);

•	in certain circumstances, by either party if a condition to the merger has become impossible to satisfy;

•	in certain circumstances, by either party if Delavan has accepted or consummated a superior proposal from a third party;

•	in certain circumstances by Delavan if at the time the conditions to the merger are satisfied, the reference price is less than $36.50;

•	in certain circumstances by Wintrust if at the time the conditions to the merger are satisfied, the reference price is more than $52.50; or

•	in certain circumstances, by Wintrust upon the identification or confirmation of the presence of certain environmental conditions related to certain real property, as described below in “Description of the Merger Agreement—Consideration to be received in the merger—Adjustment to Merger Consideration”.

Termination fees and expenses may be payable under some circumstances (See page 58)

Generally, if the merger agreement is terminated by either Delavan or Wintrust because the other party has committed a material breach, subject to certain limitations, the breaching party will be required to pay the non-breaching party a termination fee of $750,000 and reimburse the non-breaching party for up to $250,000 in out-of-pocket costs and expenses.

Under certain circumstances described in the merger agreement, including (i) the breach by Delavan of its agreement not to solicit alternative acquisition proposals or (ii) the entry into, consummation of or the Delavan board’s determination to accept, an unsolicited superior proposal from a third party, Wintrust may be owed a $1,250,000 termination fee from Delavan plus reimbursement for up to $250,000 in out-of-pocket costs and expenses. See “Description of the Merger Agreement—Termination fee.”

Voting agreement (See page 45)

On October 13, 2014, all of the directors of Delavan who own shares of Delavan common stock agreed to vote all of their shares of Delavan common stock in favor of the merger agreement and any other matter necessary for consummation of the transactions contemplated by the merger agreement. The voting agreement covers approximately 28% of Delavan’s outstanding shares of common stock as of September 30, 2014. The voting agreement terminates if the merger agreement is terminated in accordance with its terms. A copy of the voting agreement is attached to this proxy statement/prospectus as Annex C.

Accounting treatment of the merger

The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain differences in Wintrust shareholder rights and Delavan shareholder rights (See page 62)

Wintrust is an Illinois corporation and Delavan is a Wisconsin corporation. Delavan shareholder rights under Wisconsin law and Wintrust shareholder rights under Illinois law are different. In addition, Wintrust’s articles of incorporation and its by-laws contain provisions that are different from Delavan’s articles of incorporation and by-laws as currently in effect. Certain of these differences are described in detail in the section entitled “Comparison of rights of Wintrust shareholders and Delavan shareholders” beginning on page 62. After completion of the merger, Delavan shareholders who receive shares of Wintrust common stock in exchange for their shares of Delavan common stock will become Wintrust shareholders and their rights will be governed by Wintrust’s articles of incorporation and by-laws, in addition to laws and requirements that apply to public companies.

Wintrust shares will be listed on NASDAQ (See page 59)

The shares of Wintrust common stock to be issued pursuant to the merger will be listed on NASDAQ under the symbol “WTFC.”

Per Share Market Price and Dividend Information

Wintrust common stock is listed on NASDAQ under the symbol “WTFC.” The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of Wintrust’s common stock during the periods indicated and the cash dividends paid per share of Wintrust common stock.

	High	Low	Dividend
Year Ended December 31, 2012
First Quarter	$36.57	$28.61	$0.09
Second Quarter	36.85	31.67	—
Third Quarter	39.04	34.51	0.09
Fourth Quarter	39.81	34.40	—
Year Ended December 31, 2013
First Quarter	$38.66	$35.90	$0.09
Second Quarter	38.70	34.63	—
Third Quarter	42.28	38.38	0.09
Fourth Quarter	47.80	40.61	—
Year Ending December 31, 2014
First Quarter	$49.99	$42.14	$0.10
Second Quarter	49.46	42.53	0.10
Third Quarter	48.53	44.34	0.10
Fourth Quarter (through November 25, 2014)	47.13	41.99	0.10

Comparative Per Share Data

The following table presents selected comparative per share data for Wintrust common stock and Delavan common stock. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Wintrust and related notes that are incorporated by reference in this proxy statement/prospectus by reference. The historical per share data is derived from Wintrust’s audited financial statements as of and for the year ended December 31, 2013 and Wintrust’s and Delavan’s unaudited interim financial statements for the nine months ended September 30, 2014.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Wintrust:
Diluted earnings per share	$2.23	$2.75
Cash dividends declared per share	0.30	0.18
Book value per share (at period end)	40.74	38.47
Delavan:
Diluted earnings per share	$3.10	$2.65
Cash dividends declared per share	0.00	0.00
Book value per share (at period end)	72.03	68.85

Selected Historical Financial Data of Wintrust

The selected consolidated financial data of Wintrust presented below is being provided to assist you in your analysis of the financial aspects of the merger. The annual Wintrust historical information as of and for each of the years in the five-year period ended December 31, 2013, are derived from Wintrust’s audited historical financial statements. The selected consolidated financial data presented below, as of and for the nine-month periods ended September 30, 2014 and 2013, are derived from Wintrust’s unaudited interim consolidated financial statements. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Wintrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and Wintrust’s Quarterly Report on Form 10-Q for the period ended September 30, 2014. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Wintrust or the combined company.

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)

Selected Financial Condition Data (at end of period):
Total assets	$19,169,345	$17,682,548	$18,097,783	$17,519,613	$15,893,808	$13,980,156	$12,215,620
Total loans, excluding loans held-for-sale, covered loans	14,052,059	12,581,039	12,896,602	11,828,943	10,521,377	9,599,886	8,411,771
Total deposits	16,065,246	14,647,446	14,668,789	14,428,544	12,307,267	10,803,673	9,917,074
Junior subordinated debentures	249,493	249,493	249,493	249,493	249,493	249,493	249,493
Total shareholders’ equity	$2,028,508	$1,873,566	$1,900,589	$1,804,705	$1,543,533	$1,436,549	$1,138,639

Selected Statements of Income Data:
Net interest income	444,856	408,319	550,627	519,516	461,377	415,836	311,876
Net revenue(1)	602,439	584,355	773,024	745,608	651,075	607,996	629,523
Net income per common share — Basic	$2.34	$2.51	$3.33	$2.81	$2.08	$1.08	$2.23
Net income per common share — Diluted	$2.23	$2.05	$2.75	$2.31	$1.67	$1.02	$2.18

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(2)	3.56%	3.49%	3.50%	3.49%	3.42%	3.37%	3.01%
Non-interest income to average assets	1.14%	1.36%	1.27%	1.37%	1.27%	1.42%	2.78%
Non-interest expense to average assets	2.92%	2.89%	2.88%	2.96%	2.82%	2.82%	3.01%
Net overhead ratio(2) (3)	1.78%	1.54%	1.60%	1.59%	1.55%	1.40%	0.23%
Efficiency ratio(2)(4)	66.65%	64.12%	64.57%	65.85%	64.58%	63.77%	54.44%
Return on average assets	0.82%	0.79%	0.79%	0.67%	0.52%	0.47%	0.64%
Return on average common equity	7.86%	7.57%	7.56%	6.60%	5.12%	3.01%	6.70%
Return on average tangible common equity(2)	10.25%	9.93%	9.93%	8.70%	6.70%	4.36%	10.86%

Average total assets	$18,474,609	$17,344,319	$17,468,249	$16,529,617	$14,920,160	$13,556,612	$11,415,322
Average total shareholders’ equity	$1,947,425	$1,843,633	$1,856,706	$1,696,276	$1,484,720	$1,352,135	$1,081,792
Average loans to average deposits ratio (excluding covered loans)	90.0%	88.9%	88.9%	87.8%	88.3%	91.1%	90.5%
Average loans to average deposits ratio (including covered loans)	91.9%	92.3%	92.1%	92.6%	92.8%	93.4%	90.5%

Common Share Data (at end of period):
Market price per common share	$44.67	$41.07	$46.12	$36.70	$28.05	$33.03	$30.79
Book value per common share(2)	$40.74	$38.09	$38.47	$37.78	$34.23	$32.73	$35.27
Tangible common book value per share(2)	$31.60	$29.89	$29.93	$29.28	$26.72	$25.80	$23.22
Common shares outstanding	46,691,047	39,731,043	46,116,583	36,858,355	35,978,349	34,864,068	24,206,819

	At September 30,		At December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Other Data at end of period: (7)
Leverage Ratio	10.0%	10.5%	10.5%	10.0%	9.4%	10.1%	9.3%
Tier 1 capital to risk-weighted assets	11.7%	12.3%	12.2%	12.1%	11.8%	12.5%	11.0%
Total capital to risk-weighted assets	13.1%	13.1%	12.9%	13.1%	13.0%	13.8%	12.4%
Tangible common equity ratio (TCE)(2)(6)	7.9%	7.9%	7.8%	7.4%	7.5%	8.0%	4.7%
Tangible common equity ratio, assuming full conversion of preferred stock(2)(6)	8.6%	8.7%	8.5%	8.4%	7.8%	8.3%	7.1%
Allowance for credit losses(5)	$91,841	$108,455	$97,641	$121,988	$123,612	$118,037	$101,831
Non-performing loans	$81,070	$123,261	$103,334	$118,083	$120,084	$141,958	$131,804
Allowance for credit losses to total loans(5)	0.65%	0.86%	0.76%	1.03%	1.17%	1.23%	1.21%
Non-performing loans to total loans	0.58%	0.98%	0.80%	1.00%	1.14%	1.48%	1.57%
Number of:
Bank subsidiaries	15	15	15	15	15	15	15
Banking offices	139	119	124	111	99	86	78

(1)	Net revenue is net interest income plus non-interest income.
(2)	See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures/Ratios” of Wintrust’s 2013 Form 10-K for a reconciliation of this performance measure/ratio to GAAP.
(3)	The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, annualizing this amount, and dividing by that period’s total average assets. A lower ratio indicates a higher degree of efficiency.
(4)	The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (less securities gains or losses). A lower ratio indicates more efficient revenue generation.
(5)	The allowance for credit losses includes both the allowance for loan losses and the allowance for unfunded lending-related commitments, but excludes the allowance for covered loan losses.
(6)	Total shareholders’ equity minus preferred stock and total intangible assets divided by total assets minus total intangible assets.
(7)	Asset quality ratios exclude covered loans.

Selected Historical Financial Data of Delavan

The selected consolidated financial data of Delavan presented below is being provided to assist you in your analysis of the financial aspects of the merger. The selected consolidated financial data presented below, as of and for the nine-month periods ended September 30, 2014 and 2013, are derived from Delavan’s unaudited consolidated financial statements prepared in the ordinary course of Delavan’s business and do not include notes or year-end adjustments. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Delavan or the combined company.

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
				(Dollar in thousands, except per share data)
Selected Financial Condition Data (at end of period)
Delavan Bancshares, Inc
Total loans, excluding loans held for sale	$138,798	$137,783	$138,138	$155,539	$163,710	$179,740	$190,571
Total deposits	$166,823	$167,329	$165,954	$175,337	$195,044	$198,493	$218,706
Total shareholders’ equity	$26,940	$25,468	$25,748	$26,264	$25,058	$24,497	$19,551

Selected Statements of Income Data
Delavan Bancshares, Inc
Net Interest Income	$5,782	$5,418	$8,004	$8,383	$8,697	$8,324	$7,980
Net revenue	$6,754	$6,463	$9,354	$9,852	$9,952	$9,141	$9,314
Net income per share	$3.16	$1.92	$2.69	$0.93	$0.36	$2.46	$4.81

Delavan Bancshares, Inc
Common Share Data
Book value per common share	$72.03	$68.06	$68.85	$67.23	$66.65	$65.34	$70.53
Common Shares outstanding	373,989	374,239	373,989	375,739	375,978	374,878	277,175

Selected Financial Ratios of Community Bank CBD
Net Interest Margin	4.33%	4.43%	4.42%	4.24%	4.05%	3.70%	3.43%
Non-interest income to average assets	0.59%	0.59%	0.59%	0.54%	(0.29)%	0.50%	0.51%
Non-interest expense to average assets	3.00%	2.96%	2.89%	2.50%	2.50%	2.44%	2.31%
Return on average assets	0.77%	0.46%	0.51%	0.14%	0.09%	0.40%	0.22%
Return on average common equity	5.94%	3.75%	4.08%	1.18%	0.81%	4.54%	2.50%
Average total assets	$207,081	$212,602	$211,565	$229,304	$245,501	$256,748	$260,165
Average Common Equity	$26,857	$26,201	$26,208	$26,527	$26,710	$22,612	$22,182

Selected Other Data of Community Bank CBD
Leverage Ratio	12.75%	11.86%	12.08%	10.94%	10.02%	10.08%	8.12%
Tier 1 Capital to risk-weighted assets	17.95%	16.77%	17.23%	15.55%	13.92%	13.37%	10.51%
Total capital to risk-weighted assets	19.21%	17.96%	18.48%	16.82%	15.17%	14.64%	11.77%

Allowance for credit losses	$2,267	$1,750	$2,024	$4,811	$2,493	$4,181	$3,488
Non performing loans	$1,590	$857	$1,208	$3,705	$1,999	$2,166	$4,582
Allowance for credit losses to total loans	1.59%	1.27%	1.42%	3.07%	1.52%	2.29%	1.82%
Non-performing loan to total loans	1.12%	0.62%	0.85%	2.36%	1.22%	1.19%	2.39%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Special Notes Concerning Forward-Looking Statements” on page 22, you should consider the following risk factors carefully in deciding whether to vote for the adoption of the merger agreement. Additional risks and uncertainties not presently known to Wintrust and Delavan or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Wintrust and Delavan as a combined company.

In addition, Wintrust’s and Delavan’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Wintrust, in its Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this proxy statement/prospectus.

Risks relating to the merger

Because the market price of Wintrust common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.

At the time the merger is completed, each issued and outstanding share of Delavan common stock (other than shares held as treasury stock or otherwise owned by Delavan or Community Bank and shares of Delavan common stock in respect of which dissenters’ rights have been properly exercised and perfected) will be converted into the right to receive consideration in the form of Wintrust common stock and cash, subject to adjustment. The exchange ratio for the Wintrust common stock, as calculated in accordance with the formula set forth in the merger agreement, may fluctuate depending on the market price of Wintrust common stock during the reference period.

There will be a time lapse between each of the date on which Delavan shareholders vote to approve the merger and the merger agreement at the special meeting, the date on which the exchange ratio is determined and the date on which Delavan shareholders entitled to receive shares of Wintrust common stock actually receive such shares. The market value of Wintrust common stock may fluctuate during these periods. Consequently, at the time Delavan shareholders must decide whether to approve the merger and the merger agreement, they will not know the actual market value of the shares of Wintrust common stock they will receive when the merger is completed. The actual value of the shares of Wintrust common stock received by the Delavan shareholders will depend on the market value of shares of Wintrust common stock on that date. This market value may be less than the value used to determine the exchange ratio, as that determination will be made with respect to a period occurring prior to the consummation of the merger.

Because the merger consideration is subject to downward adjustment, the value of the merger consideration you may receive in the merger may be less than you expect.

The merger consideration to be received by Delavan shareholders at the closing of the merger is subject to downward adjustment by Wintrust and Delavan if the balance sheet delivered to Wintrust by Delavan as of the closing date reflects that Delavan’s shareholders’ equity, as determined pursuant to the merger agreement, is less than $26,000,000, or to account for certain environmental conditions that may be discovered in the real property of Delavan or its subsidiaries. For a description of the possible adjustment of the merger consideration, see “Description of the Merger Agreement—Consideration to be received in the merger—Adjustment to Merger Consideration” on page 50.

Upon adoption of the merger agreement, the Shareholders’ Agent will have the ability to take actions in connection with the merger and the merger agreement on behalf of the Delavan shareholders without further notice to or approval by the Delavan shareholders.

In connection with the adoption of the merger agreement and approval of the merger by the Delavan shareholders, if approved at the special meeting by the requisite vote of the Delavan shareholders, Michael J. Murphy and any successors thereto will be appointed as the Delavan shareholders’ agent and attorney-in-fact, including the appointment of James Saer as the Alternate Shareholders’ Agent, with respect to any actions specified or contemplated by the merger agreement. The appointment of the Shareholders’ Agent and the Alternate Shareholders’ Agent will constitute the authorization by each holder of Delavan common stock, even if a Delavan shareholder did not vote to approve the merger and thereby appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent. The Shareholders’ Agent, and if applicable the Alternate Shareholders’ Agent, may take action or decline to do so as such individual may determine in his or her sole discretion without any notice to or approval by the Delavan shareholders, and will be indemnified by the Delavan shareholders in taking or declining such action.

Because there is no public market for the Delavan common stock, it is difficult to determine how the fair value of Delavan common stock compares with the merger consideration.

The outstanding shares of Delavan common stock are privately held and are not traded in any public market. This lack of a public market makes it difficult to determine the fair value of Delavan. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of the shares of Delavan common stock.

The financial forecasts reflected in Baird’s fairness opinion, which is summarized beginning on page 30, involve risks, uncertainties and assumptions made by Baird, many of which are beyond the control of Wintrust and Delavan. As a result, they may not prove to be accurate and are not necessarily indicative of current values or future performance of either Wintrust or Delavan.

The financial forecasts of Baird reflected in its fairness opinion, a copy of which is attached to this proxy statement as Annex D, and which is summarized beginning on page 30, involve risks, uncertainties and assumptions made by Baird and are not a guarantee of future performance. The future financial results of Wintrust and Delavan and, if the merger is completed, the combined company, may materially differ from those expressed in the financial forecasts of Baird due to factors that are beyond Wintrust’s and Delavan’s ability to control or predict. Neither Wintrust nor Delavan can provide any assurance that these financial forecasts will be realized or that Wintrust’s or Delavan’s future financial results will not materially vary from such financial forecasts. Wintrust did not provide its own financial forecasts and the management of Wintrust did not confirm or otherwise comment with respect to any estimates used by or the financial forecasts of Baird, nor do Wintrust or Delavan undertake to update the forecasts reflected in Baird’s fairness opinion. Such financial forecasts cover multiple years, and the information by its nature becomes subject to greater uncertainty with each successive year. These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared.

More specifically, the financial forecasts of Baird:

•	necessarily make numerous assumptions by Baird, many of which are beyond the control of Wintrust or Delavan and may not prove to be accurate;

•	do not necessarily reflect revised prospects for Wintrust’s or Delavan’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the forecasts; and

•	should not be regarded as a representation that the financial forecasts will be achieved.

The financial forecasts reflected in Baird’s fairness opinion were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles, which we refer to as GAAP, and do not reflect the effect of any proposed or other changes in GAAP that may be made in the future.

Wintrust may be unable to successfully integrate Delavan’s and Community Bank’s operations and may not realize the anticipated benefits of acquiring Delavan.

Wintrust and Delavan entered into the merger agreement with the expectation that Wintrust would be able to successfully integrate Delavan’s and Community Bank’s operations and that the merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Wintrust integrates and operates Delavan and Community Bank in an efficient and effective manner, and general competitive factors in the market place. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses or the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the merger. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

Among the factors considered by the boards of directors of Wintrust and Delavan in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

Delavan will be subject to business uncertainties while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Delavan, and, consequently, the combined company. Although Delavan intends to take steps to reduce any adverse effects, these uncertainties may impair Delavan’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with Delavan to seek to change their existing business relationships with Delavan. Employee retention at Delavan may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the combined company following the merger.

Some of the directors and executive officers of Delavan, Community Bank and its subsidiaries have interests and arrangements that could have affected their respective decision to support or approve the merger.

The interests of some of the directors and executive officers of Delavan, Community Bank and its subsidiaries in the merger are different from, and may be in addition to, those of Delavan shareholders generally and could have affected their decision to support or approve the merger. These interests include:

•	the entry into an employment agreement with Michael J. Murphy in connection with the merger, which provides for the payment of severance under certain circumstances;

•	Wintrust’s agreement to provide officers and directors of Delavan with continuing indemnification rights; and

•	Wintrust’s agreement to provide directors’ and officers’ insurance to the officers and directors of Delavan, subject to limits on availability and cost, for up to six years following the merger.

In addition, all of the directors of Delavan who own shares of Delavan common stock have entered into a voting agreement that requires them to vote all of their shares of Delavan common stock at the special meeting in favor of the merger agreement and any other matter necessary for consummation of the transactions contemplated by the merger agreement. The voting agreement covers approximately 28% of Delavan’s outstanding shares of common stock as of September 30, 2014.

As a result, the directors of Delavan may be more likely to recommend to Delavan’s shareholders the adoption of the merger agreement than if they did not have these interests.

Risks relating to the businesses of Wintrust and the combined company

Delavan’s shareholders will not control Wintrust’s future operations.

Currently, Delavan’s shareholders own 100% of Delavan and have the power to approve or reject any matters requiring shareholder approval under Wisconsin law and Delavan’s articles of incorporation and by-laws. After the merger, Delavan shareholders are expected to become owners of approximately 1% of the outstanding shares of Wintrust common stock. Even if all former Delavan shareholders voted together on all matters presented to Wintrust’s shareholders, from time to time, the former Delavan shareholders most likely would not have a significant impact on the approval or rejection of future Wintrust proposals submitted to a shareholder vote.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

This document contains, and the documents into which it may be incorporated by reference may contain, forward-looking statements within the meaning of federal securities laws. Forward-looking information can be identified through the use of words such as “intend,” “plan,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “contemplate,” “possible,” “point,” “will,” “may,” “should,” “would” and “could.” Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, those listed below and the Risk Factors discussed under Item 1A of Wintrust’s 2013 Annual Report on Form 10-K and in any of Wintrust’s subsequent SEC filings. Wintrust intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements relating to Wintrust’s future financial performance, the performance of its loan portfolio, the expected amount of future credit reserves and charge-offs, delinquency trends, growth plans, regulatory developments, securities that Wintrust may offer from time to time, and management’s long-term performance goals, as well as statements relating to the anticipated effects on financial condition and results of operations from expected developments or events, Wintrust’s business and growth strategies, including future acquisitions of banks, specialty finance or wealth management businesses, internal growth and plans to form additional de novo banks or branch offices. Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

•	negative economic conditions that adversely affect the economy, housing prices, the job market and other factors that may affect Wintrust’s liquidity and the performance of its loan portfolios, particularly in the markets in which it operates;

•	the extent of defaults and losses on Wintrust’s loan portfolio, which may require further increases in its allowance for credit losses;

•	estimates of fair value of certain of Wintrust’s assets and liabilities, which could change in value significantly from period to period;

•	the financial success and economic viability of the borrowers of Wintrust’s commercial loans;

•	market conditions in the commercial real-estate market in the Chicago metropolitan and southern Wisconsin areas;

•	the extent of commercial and consumer delinquencies and declines in real estate values, which may require further increases in Wintrust’s allowance for loan and lease losses;

•	inaccurate assumptions in Wintrust’s analytical and forecasting models used to manage its loan portfolio;

•	changes in the level and volatility of interest rates, the capital markets and other market indices that may affect, among other things, Wintrust’s liquidity and the value of its assets and liabilities;

•	competitive pressures in the financial services business which may affect the pricing of Wintrust’s loan and deposit products as well as its services (including wealth management services);

•	failure to identify and complete favorable acquisitions in the future or unexpected difficulties or developments related to the integration of Wintrust’s recent or future acquisitions, including the acquisition of Delavan pursuant to the merger agreement;

•	unexpected difficulties and losses related to FDIC-assisted acquisitions, including those resulting from Wintrust’s loss-sharing arrangements with the FDIC;

•	any negative perception of Wintrust’s reputation or financial strength;

•	ability of Wintrust to raise additional capital on acceptable terms when needed;

•	disruption in capital markets, which may lower fair values for Wintrust’s investment portfolio;

•	ability of Wintrust to use technology to provide products and services that will satisfy customer demands and create efficiencies in operations;

•	adverse effects on Wintrust’s information technology systems resulting from failures, human error or tampering;

•	adverse effects of failures by Wintrust’s vendors to provide agreed upon services in the manner and at the cost agreed, particularly Wintrust’s information technology vendors;

•	increased costs as a result of protecting Wintrust’s customers from the impact of stolen debit card information;

•	accuracy and completeness of information Wintrust receives about customers and counterparties to make credit decisions;

•	the ability of Wintrust to attract and retain senior management experienced in the banking and financial services industries;

•	environmental liability risk associated with lending activities;

•	the impact of any claims or legal actions, including any effect on Wintrust’s reputation;

•	losses incurred in connection with repurchases and indemnification payments related to mortgages;

•	the loss of customers as a result of technological changes allowing consumers to complete their financial transactions without the use of a bank;

•	the soundness of other financial institutions;

•	the expenses and delayed returns inherent in opening new branches and de novo banks;

•	examinations and challenges by tax authorities;

•	changes in accounting standards, rules and interpretations and the impact on Wintrust’s financial statements;

•	the ability of Wintrust to receive dividends from its subsidiaries;

•	a decrease in Wintrust’s regulatory capital ratios, including as a result of further declines in the value of its loan portfolios, or otherwise;

•	legislative or regulatory changes, particularly changes in regulation of financial services companies and/or the products and services offered by financial services companies, including those resulting from the Dodd-Frank Act;

•	a lowering of Wintrust’s credit rating;

•	restrictions upon Wintrust’s ability to market its products to consumers and limitations on Wintrust’s ability to profitably operate its mortgage business resulting from the Dodd-Frank Act;

•	increased costs of compliance, heightened regulatory capital requirements and other risks associated with changes in regulation and the current regulatory environment, including the Dodd-Frank Act;

•	the impact of heightened capital requirements;

•	increases in Wintrust’s FDIC insurance premiums, or the collection of special assessments by the FDIC;

•	delinquencies or fraud with respect to Wintrust’s premium finance business;

•	credit downgrades among commercial and life insurance providers that could negatively affect the value of collateral securing Wintrust’s premium finance loans;

•	Wintrust’s ability to comply with covenants under its credit facility; and

•	fluctuations in the stock market, which may have an adverse impact on Wintrust’s wealth management business and brokerage operation.

Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements. The reader is cautioned not to place undue reliance on any forward-looking statement made by Wintrust. Forward-looking statements speak only as of the date they are made, and Wintrust undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. Persons are advised, however, to consult further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

INFORMATION ABOUT THE SPECIAL MEETING OF DELAVAN SHAREHOLDERS

Delavan board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Delavan common stock for use at the special meeting of Delavan’s shareholders.

Date, time and place of the special meeting

The special meeting will be held at the Community Centre, located at 826 East Geneva Street, Delavan, Wisconsin 53115 on January 12, 2015 at 2:00 p.m., local time.

Purpose of the special meeting

At the special meeting, Delavan board of directors will ask you to vote upon the following:

•	a proposal to adopt the merger agreement and thereby approve the merger;

•	a proposal to appoint Michael J. Murphy and any successors thereto as the Shareholders’ Agent pursuant to the merger agreement, including the appointment of James Saer as the Alternate Shareholders’ Agent, with respect to taking any and all actions upon the adoption of the merger agreement that are specified or contemplated by the merger agreement on behalf of all Delavan shareholders;

•	a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby and appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent; and

•	any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Record date and voting rights for the special meeting

Delavan has set the close of business on December 2, 2014, as the record date for determining the holders of its common stock entitled to notice of and to vote at the special meeting. Only Delavan shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the date of this proxy statement/prospectus, there were 373,989 shares of Delavan common stock outstanding and entitled to vote at the special meeting.

Quorum

The presence in person or by proxy of at least 51% of the outstanding shares of Delavan common stock entitled to vote at the special meeting is required for a quorum to be present at the special meeting. Abstentions and broker non-votes will count toward the establishment of a quorum.

Vote required

Approval of the merger agreement proposal and the proposal to appoint Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including the appointment of James Saer to serve as the Alternate Shareholders’ Agent, each require the affirmative vote of at least a majority of the outstanding shares of Delavan common stock entitled to vote. Approval of the proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby and to appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent requires the affirmative vote of at least 51% of the shares of Delavan common stock entitled to vote, present in person or by proxy, if a quorum is present. In the absence of a quorum, holders of at least 51% of the shares of Delavan common stock present in person or by proxy at the special meeting may adjourn the special meeting.

The failure of a Delavan shareholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name”, which we refer to as a broker non-vote, will have the same effect as voting against the proposals to adopt the merger agreement, to appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent and the meeting adjournment proposal. For purposes of the shareholder vote, an abstention, which occurs when a shareholder attends a meeting, either in person or by proxy, but indicates on his or her proxy card that he or she is abstaining from voting, will have the same effect as voting against the proposals to adopt the merger agreement, appoint the Shareholders’ Agent and the Alternate Shareholders’ Agent and to adjourn the special meeting.

Shares held by Delavan directors; voting agreement

All of Delavan’s directors who own shares of Delavan common stock, whose aggregate ownership represents approximately 28% of the outstanding shares of Delavan common stock as of September 30, 2014, have committed to vote their shares in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement. Wintrust does not own any shares of Delavan common stock. See “The Merger—Voting agreement” on page 45 for a description of the provisions of the voting agreement.

How to vote

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the meeting.

Voting instructions are included on your proxy form, which should be returned in the enclosed prepaid envelope. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Delavan board of directors recommends and will be voted “FOR” adoption of the merger agreement, “FOR” the appointment of Michael J. Murphy and any successors thereto to serve as the Shareholders’ Agent upon adoption of the merger agreement, including James Saer to serve as the Alternate Shareholders’ Agent, and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of shares are present in person or by proxy to adopt the merger agreement and the transactions contemplated thereby.

Revocability of proxies

You may revoke your proxy at any time before it is voted by:

•	filing with Delavan’s secretary a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Delavan Bancshares, Inc., 820 Geneva Street, Delavan, Wisconsin 53115, Attention: J. Edward Clair, Secretary.

Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of Delavan in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. Delavan will pay the costs associated with the solicitation of proxies for the special meeting.

Other business; adjournments

Delavan is not currently aware of any other business to be acted upon at the Delavan special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by the affirmative vote of the holders of at least 51% of the shares of Delavan common stock present in person or by proxy at the special meeting, whether or not a quorum is present, without further notice other than by announcement at the special meeting.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While Wintrust and Delavan believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger. The agreement and plan of merger attached hereto as Annex A, not this summary, is the legal document which governs the merger.

General

The Delavan board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Delavan common stock for use at the Delavan special meeting, at which Delavan shareholders will be asked to vote on the adoption of the merger agreement and thereby approve the merger. When the merger is consummated, Delavan will merge with and into Merger Co. and will cease to exist. Merger Co. will survive the merger and remain a wholly-owned subsidiary of Wintrust. At the effective time of the merger, holders of Delavan common stock will exchange their shares for cash and shares of Wintrust common stock, subject to adjustment, and holders of Delavan options will exchange such options for Wintrust options. Each share of Delavan common stock will be exchanged for the per share merger consideration, the stock component of which cannot be determined until two trading days before completion of the merger. See “Description of the Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration.

Only whole shares of Wintrust common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares based on the reference price of Wintrust’s common stock during the reference period. Shares of Delavan common stock held by Delavan shareholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.

The companies

Wintrust

Wintrust Financial Corporation, an Illinois corporation which was incorporated in 1992, is a financial holding company based in Rosemont, Illinois. Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southeastern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A. Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation and its Canadian premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary,

Tricom, Inc. of Milwaukee. Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southeastern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

As of September 30, 2014, Wintrust had total assets of approximately $19.2 billion, total loans, excluding loans held-for-sale and covered loans, of approximately $14.1 billion, total deposits of approximately $16.1 billion, and total shareholders’ equity of approximately $2.0 billion.

Wintrust common stock is traded on NASDAQ under the ticker symbol “WTFC.”

Financial and other information relating to Wintrust, including information relating to Wintrust’s current directors and executive officers, is set forth in Wintrust’s 2013 Annual Report on Form 10-K, Wintrust’s Proxy Statement for its 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014 and Wintrust’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed during 2014, which are incorporated by reference to this proxy statement/prospectus. Copies of these documents may be obtained from Wintrust as indicated under “Where You Can Find More Information” on page 78. See “Incorporation of Certain Information by Reference” on page 78.

Wintrust Merger Co.

Wintrust Merger Co., a Wisconsin corporation, is a wholly-owned subsidiary of Wintrust and was formed solely for the purpose of consummating the merger, and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Delavan Bancshares, Inc.

Delavan Bancshares, Inc., a Wisconsin corporation, is a bank holding company headquartered in Delavan, Wisconsin. Its primary business is operating its bank subsidiary, Community Bank, a Wisconsin state bank, with four banking locations in southeastern Wisconsin. Delavan began operations in 1996. As of September 30, 2014, Delavan had consolidated total assets of approximately $208 million, deposits of approximately $167 million and shareholders’ equity of approximately $27  million. Delavan is not a public company and, accordingly, there is no established trading market for Delavan common stock.

Delavan’s proposals

At the Delavan special meeting, holders of shares of Delavan common stock will be asked to vote on the adoption of the merger agreement and thereby approve the merger. The merger will not be completed unless Delavan’s shareholders adopt the merger agreement and thereby approve the merger.

Background of the merger

Delavan’s board of directors and senior management regularly review and evaluate Delavan’s business, strategic direction, performance, prospects and strategic alternatives. In March 2014, Delavan’s President and Chief Executive Officer, Michael J. Murphy, received an unsolicited contact from the chief executive officer of another bank holding company, which we refer to as Company A, regarding a possible strategic transaction between the two organizations. The chief executive officer of Company A requested a copy of Delavan’s 2014 budget for the purpose of calculating the pro-forma financial performance of the two companies.

On March 27, 2014, at a board of directors meeting, Mr. Murphy informed Delavan’s board about his discussions with Company A and about its request for the 2014 budget information. At the meeting, the board authorized Mr. Murphy to provide Company A with high level 2014 budget information with respect to Delavan and to inform Company A that the parties would need to enter into a confidentiality agreement before further information would be provided. The board and senior management also discussed in depth various strategic options generally available to Delavan, and the pros and cons of each such option: a merger of equals (with concerns raised regarding loss of control, known and hidden credit quality issues of any strategic partner, and the integration of cultures), a sale of Delavan to a larger institution, and remaining an independent organization (with concerns raised regarding increasing banking regulations, increasing cost of compliance, loan growth, the continuing low interest rate environment and decreasing margins). As part of this overall discussion, Delavan’s board and senior management also considered the competition in Delavan’s primary market, anticipated increases in capital requirements and trends in mergers and acquisitions in the financial services sector.

After the March 27, 2014 board meeting, Mr. Murphy met with management of Company A and was informed that Company A had engaged an investment banker and was interested in further exploring a strategic transaction with Delavan. Management of Company A provided Mr. Murphy with Company A’s preliminary view of its valuation of Delavan but stressed that Company A believed that its valuation might increase after it had an opportunity to perform a due diligence review of Delavan. Management of both companies agreed that it would be appropriate and advisable for Delavan to engage its own investment banker to assist it in the process of identifying possible strategic partners and purchasers for Delavan.

Mr. Murphy contacted the members of the Delavan board to discuss the meeting with Company A. The board directed Mr. Murphy to set up a meeting with representatives of Baird. Certain members of Delavan’s senior management met with Baird on April 16, 2014. At that meeting, Baird’s representatives reviewed with senior management: (i) Baird and Baird’s role in transactions of this type; (ii) the current banking M&A landscape and valuations; (iii) Baird’s preliminary observations regarding Delavan and Community Bank; (iv) strategic considerations; and (v) a list of potential buyers.

At the board’s April 17, 2014 meeting, management provided a copy of the Baird discussion materials to the directors. The board reviewed the materials carefully, and discussed whether to engage Baird. The board determined that the timing was appropriate to engage Baird to represent Delavan as its investment banker and financial advisor and seek out potential parties who might have an interest in a strategic transaction with Delavan. The board also authorized the engagement of Boardman & Clark LLP, which we refer to as Boardman, to provide legal services in connection with this process.

Between the board’s April 17 and May 15, 2014 meetings, Mr. Murphy held numerous discussions with representatives of Boardman about the process to be used to identify parties interested in a possible strategic transaction. With the assistance of Boardman, management negotiated and executed the engagement agreement with Baird on April 28, 2014. Shortly after the April 17, 2014 board meeting, Baird began a more comprehensive due diligence review of Delavan and Community Bank, meeting with members of Delavan’s management, and began developing confidential marketing materials concerning Delavan. Thereafter, Baird began contacting prospective bidders and distributed confidentiality agreements to those bidders expressing an interest in a possible transaction with Delavan. Baird provided copies of the confidential marketing materials to each party that had executed a confidentiality agreement and worked with potential strategic partners with the goal of receiving initial bids by June 24, 2014. At the May 15, 2014 board meeting, Mr. Murphy provided the board with an update on the current status of the process.

At the June 19, 2014 board meeting, Mr. Murphy reported to the board that Baird had contacted 14 potential merger candidates on behalf of Delavan and that seven merger candidates had executed the confidentiality agreement and received confidential marketing materials with respect to Delavan.

At a meeting of the Delavan board on June 27, 2014, a representative of Baird reviewed the results of the proposal solicitation process with Delavan’s board and senior management. Of the seven parties which had executed confidentiality agreements and received copies of the marketing materials, three institutions, including Wintrust and Company A, presented Delavan with non-binding written expressions of interest for a proposed acquisition, subject to due diligence and the negotiation of a definitive agreement, and two parties provided a verbal expression of interest. Baird and the board discussed the price range of each of the proposals received, the form of consideration offered, the reputation of each party, the strategic opportunity offered by each possible transaction and the perceived ability of each party to consummate a transaction. Baird also reviewed with the board recent Midwest transactions in the last 12 months, nationwide transactions during the last six months, and information about the current banking market and valuations. The board members asked Baird questions regarding the expressions of interest and their terms. The board then discussed the advisability of proceeding with a strategic transaction and the relative advantages and disadvantages of the various expressions of interest. The board also discussed the steps required to complete a merger and employee matters. Delavan senior management recommended to the board that Delavan proceed with Wintrust, and allow Wintrust to perform due diligence. The board concluded that, given the relative merits of the proposals presented by Baird, the initial proposal from Wintrust was the most attractive proposal received, as the other expressions of interest included a lower purchase price and/or other less desirable terms. The board unanimously decided that Delavan should move forward by inviting Wintrust to conduct additional due diligence in order to obtain a final bid. Delavan’s board determined not to seek additional offers at that time because of the favorable terms of Wintrust’s proposal, Delavan’s confidence in Wintrust’s management team and Baird’s prior discussions with other possible transaction partners over the past several months.

In early July 2014, management of Company A again contacted Mr. Murphy about a possible strategic transaction. Mr. Murphy informed Company A that Delavan was working with another potential acquirer because the potential acquirer’s valuation of Delavan was higher than the valuation of Company A. Company A then offered to increase its bid, but Mr. Murphy informed Company A that the existing bid received by Delavan was still higher. On July 11, 2014, Baird received a letter of intent from Company A for consideration by the board.

At the July 17, 2014 board meeting, Mr. Murphy provided an update on the due diligence performed by Wintrust on July 16, 2014 and July 17, 2014 and noted that Wintrust was expected to provide the results of its due diligence within a week. In addition, the board discussed at length the letter of intent received from Company A. The board determined to reject Company A’s offer because the letter of intent included less favorable terms than Wintrust’s offer, and the proposed purchase price was less than Wintrust’s bid.

Between July 25, 2014 through the beginning of October 2014, Delavan, Wintrust, and their respective legal advisors at Boardman and Schiff Hardin LLP, which we refer to as Schiff, engaged in extensive due diligence, negotiated the terms of the merger agreement and the voting agreement to be entered into by certain shareholders of Delavan, and exchanged comments and revised drafts of the agreements. Representatives of Baird facilitated the negotiation of the agreements.

At a meeting of the Delavan board held on October 13, 2014, a representative of Baird reviewed with the board the process leading to the proposed transaction and the course of negotiations with Wintrust. A representative of Boardman reviewed in detail with the board the terms of the current draft of the merger agreement and related voting agreement, including the scope of the representations and warranties, the nature of Delavan’s operating covenants prior to closing, the proposed closing conditions and termination provisions. Baird provided a financial analysis to the board of the proposed transaction with Wintrust and reviewed in detail with the board the terms of the merger consideration. Baird also discussed with the board in detail its fairness opinion, including the analysis it undertook and its conclusions. The Delavan board engaged in a discussion with Delavan’s advisors and accountants regarding the proposed draft of the merger agreement, including the final business terms of the transaction. Baird then delivered its opinion that, as of the date of such opinion and subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the shareholders of Delavan in the proposed transaction is fair to such shareholders from a financial point of view.

After the conclusion of the presentations and discussions at the October 13, 2014 meeting, the Delavan board unanimously approved the merger agreement and resolved to recommend that Delavan shareholders approve the merger and authorized Mr. Murphy to execute the merger agreement and additional documentation on behalf of Delavan and approve such minor modifications to the merger agreement as he may deem necessary, beneficial, advantageous, proper and efficient. The board unanimously determined that the merger would be in the best interests of Delavan, its shareholders and Community Bank’s employees and customers. On October 13, 2014, the merger agreement was finalized and executed by Delavan and Wintrust.

Delavan and Wintrust issued a joint press release on October 14, 2014 announcing the execution of the merger agreement.

On November 19, 2014, Delavan and Wintrust entered into the amendment to the merger agreement included in Annex A to this proxy statement/prospectus.

Fairness Opinion of Delavan’s Financial Advisor

This section (ending on page 39) provides a summary of the analysis conducted by Baird, and reflects certain assumptions made by Baird based upon the financial information reviewed or obtained in connection with preparing such analysis, as further described herein.

The board of directors of Delavan retained Baird in connection with the merger and to render a written opinion as to the fairness, from a financial point of view, to Delavan of the Per Share Merger Consideration (as defined in the opinion) to be received by the holders of Delavan common stock pursuant to the terms of, and subject to the conditions set forth in, the Agreement and Plan of Merger by and between Delavan and Wintrust, and the respective wholly-owned subsidiary banks thereof.

On October 13, 2014, Baird rendered its oral opinion to the board of directors of Delavan to the effect that, subject to the contents of such opinion, including the various assumptions and limitations set forth therein, Baird was of the opinion that, as of such date, the Per Share Merger Consideration to be received by the holders of Delavan common stock was fair from a financial point of view.

As a matter of firm policy, Baird’s opinion was approved by a “fairness committee,” a majority of the members of which were not involved in providing financial advisory services on Baird’s behalf to Delavan in connection with the merger.

The full text of Baird’s written opinion, dated October 13, 2014 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex D and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to Delavan of the Per Share Merger Consideration and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger. Baird expresses no opinion about the fairness of the amount or nature of the compensation to any of Delavan’s officers, directors or employees, or class of such persons, relative to the Per Share Merger Consideration to be received by Delavan’s shareholders, or otherwise. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Annex D. Delavan shareholders are urged to read the opinion carefully in its entirety.

Baird, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting its financial analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts concerning the business and operations of Delavan (the “Forecasts”) as furnished and prepared by Delavan’s management for purposes of its analysis, (B) financial statements of Delavan for the fiscal years ended December 31, 2011 through 2013, and interim financial statements of Delavan for the six months ended June 30, 2014, which Delavan’s management prepared and identified as being the most current financial statements available, and (C) financial statements of Wintrust for the fiscal years ended December 31, 2011 through 2013, and interim financial statements of Wintrust for the six months ended June 30, 2014, obtained from Wintrust’s publicly available annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”); (ii) reviewed certain publicly available information, including, but not limited to, Wintrust’s recent filings with the SEC and equity analyst research reports covering Wintrust prepared by various investment banking and research firms, including consensus earnings estimates for Wintrust for the years ending December 31, 2014 and 2015; (iii) reviewed the principal financial terms of the draft dated October 10, 2014 of the Agreement in the form presented to the Board as they related to Baird’s analysis; (iv) considered the relative contributions of assets, liabilities, equity and earnings of Delavan and Wintrust to the resulting company; (v) compared the financial position and operating results of Delavan and Wintrust with those of certain publicly traded companies deemed relevant; (vi) compared the historical market prices, trading activity and market trading multiples of Wintrust’s common stock with those of certain other publicly traded companies deemed relevant; (vii) compared the Per Share Merger Consideration with the reported financial terms of certain other recent business combinations in the commercial banking industry deemed relevant, to the extent publicly available; (ix) reviewed certificates from Delavan addressed to Baird regarding the historical financial statements and Forecasts; (x) reviewed certain potential pro forma financial effects of the merger; (xi) reviewed the current market environment generally and the banking environment in particular; and (xiii) reviewed such other information, financial studies, analyses and investigations and financial, economic and market criteria as considered relevant. Baird held discussions with members of Delavan’s and Wintrust’s respective senior managements concerning the historical and current business, financial condition, operating results and prospects, of Delavan and Wintrust, respectively. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria deemed relevant for the preparation of the opinion.

In arriving at the opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided by or on behalf of Delavan and Wintrust. Baird further relied on the assurances of the management of Delavan that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Baird was not asked to and did not independently verify any publicly available information or information supplied by Delavan or Wintrust. Baird was not engaged to independently verify, did not assume any responsibility to verify, assumed no liability for, and expressed no opinion on, any such information, and has assumed and relied upon, without independent verification, that neither Delavan nor Wintrust was aware of any information that might be material to the opinion that was not provided to Baird. Baird assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Delavan and Wintrust were set forth in their respective most recent financial statements provided to Baird or publicly available, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Delavan and Wintrust provided to Baird or publicly available presented fairly the results of operations, cash flows and financial condition of Delavan and Wintrust, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for Delavan were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Delavan’s senior management as to the future performance of Delavan, and Baird relied, without independent verification, upon such Forecasts in the preparation of the opinion, although Baird expressed no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and assumed, without independent verification, that the Forecasts used in Baird’s analysis will be realized in the amounts and on the time schedule contemplated; (iv) the merger will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the merger have been, or will be, obtained without the need for any changes to the Per Share Merger Consideration or other financial terms or conditions of the merger or that would otherwise materially affect Delavan or Wintrust or Baird’s analysis; (vii) the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes; and (viii) with respect to the equity analyst research reports and consensus earnings estimates referred to above, Baird reviewed and discussed such forecasts and projections with the management of Wintrust and assumed, without independent verification, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Wintrust, and Baird expressed no opinion with respect to such forecasts and projections or the assumptions on which they were based. Baird relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. Baird relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the merger on the advice of Delavan and its professional advisors, and Baird assumed that all such advice was correct. In conducting their review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Delavan or Wintrust nor did Baird make a physical inspection of the properties or facilities of Delavan or Wintrust. Baird rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Delavan or Wintrust. Baird did not make an independent evaluation of the adequacy of the allowance for loan losses of Delavan or Wintrust, or the combined entity after the merger and did not review any individual credit files relating to Delavan or Wintrust. Baird assumed that the respective allowances for loan losses for both Delavan and Wintrust, together with the assumed purchase accounting adjustments made by Wintrust with respect to Delavan, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Baird did not consider any expenses or potential adjustments to the Per Share Merger Consideration relating to the merger as part of its analysis. Baird also assumed the value of the per share stock Consideration to be $50.80 and thus the value of the Per Share Merger Consideration to be $101.61.

Baird’s opinion necessarily was based upon financial, economic, monetary, market and other conditions as in effect on, and the information made available as of October 13, 2014, and Baird’s opinion did not predict or take into account any changes or events which may occur, or information which may become available, after October 13,

2014. Baird was under no obligation to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring after October 13, 2014. Furthermore, Baird expressed no opinion as to the price or trading range at which any of Wintrust’s securities (including Wintrust’s common stock) will trade following October 13, 2014 or as to the effect of the merger on such price or trading range, or any earnings or ownership dilutive impact that may result from Wintrust’s issuance of its common stock in the merger. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Wintrust by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Delavan or Wintrust or in the financial services industry; (v) any actions or inactions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the merger on terms and conditions that are acceptable to all parties at interest. Baird did not express any opinion on the liquidity or marketability of the Wintrust common stock or the ability of the holders of such stock, including the holders of Delavan common stock who will receive shares of Wintrust common stock in the merger, to sell shares of Wintrust common stock at any time.

Baird’s opinion has been prepared at the request and for the information of and is directed to the board of directors of Delavan in connection with its consideration of the merger, and was directed only to the fairness, from a financial point of view, as of October 13, 2014, of the Per Share Merger Consideration to the holders of Delavan common stock. The opinion did not address the relative merits or risks of: (i) the merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the merger; or (iii) the merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, Baird relied upon discussions with the senior management of Delavan with respect to the availability and consequences of any alternatives to the merger. The opinion did not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the merger.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex D and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before October 13, 2014 is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples. Based on the cash consideration of $50.80 net per share of Delavan Common Stock (the “Per Share Equity Purchase Price”), exchange ratio of 1.16 shares of Wintrust Common Stock for each share of Delavan Common Stock (the “Exchange Ratio”) and Wintrust’s stock price of $43.79 as of October 10, 2014, the implied “Per Share Equity Purchase Price” is $50.80 net per share, Baird calculated the implied “equity purchase price” (defined as the Per Share Equity Purchase Price multiplied by the total number of common shares outstanding of Delavan, including gross shares issuable upon the exercise of stock options, less assumed option proceeds) to be $38 million. Baird then calculated the multiples of the Per Share Purchase Price to Wintrust’s last twelve month (“LTM”) June 30, 2013 earnings per share (“EPS”) and book value per share and tangible book value per share at June 30, 2013, as provided by the senior management of Delavan and Wintrust. These transaction multiples are summarized in the table below.

Transaction Metric	Multiple
Price/LTM EPS	25.8	x
Price/Book Value Per Share	140.5%
Price/Tangible Book Value Per Share	140.5%

Delavan Selected Comparable Delavan Analysis. In choosing comparable companies to analyze, Baird selected a peer group of publicly-traded banks and thrifts operating in the Midwest region of the United States with assets of less than $500 million. The selected comparable companies for Delavan included:

• River Valley Bancorp	• United Bancorp, Inc.
• Ameriana Bancorp	• Wolverine Bancorp, Inc.
• First Capital, Inc.	• Jacksonville Bancorp, Inc.
• Poage Bankshare, Inc.	• Madison County Financial, Inc.
• Wayne Savings Bancshares, Inc.	• Central Federal Corporation
• Citizens First Corporation	• First Federal of Northern Michigan Bancorp, Inc.

Baird chose these companies based on a review of publicly-traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Delavan operates. Baird noted that none of the companies reviewed is identical to Delavan and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each such company and other factors that affect the public market values of such companies.

To perform this analysis, Baird used financial information at or for the twelve months ended June 30, 2014, as indicated in the tables below. Market price information was as of October 10, 2014. Certain financial data prepared by Baird, and as referenced in the tables presented below, may not correspond to the data presented in Delavan’s and Wintrust’s historical financial statements, as a result of the different periods, assumptions and methods used by Baird to compute the financial data presented.

Baird’s analysis showed the following concerning Delavan’s financial performance:

Financial Performance Measures(1):	Delavan	Delavan Peer Group Median	Delavan Peer Group Mean
Return on Average Equity	4.62%	6.15%	5.50%
Return on Average Assets	0.59%	0.57%	0.61%
Net Interest Margin	4.33%	3.61%	3.64%
Efficiency Ratio	65.7%	74.6%	76.7%

(1)	Calculated for the twelve month period ended June 30, 2014.

Baird’s analysis showed the following concerning Delavan’s financial condition:

Financial Condition Measures(1):	Delavan	Delavan Peer Group Median	Delavan Peer Group Mean
Total Risk-Based Capital Ratio	19.26%	15.89%	17.10%
Tangible Equity to Tangible Assets	13.05%	10.34%	11.44%
Non-Performing Assets to Assets	1.75%	1.56%	1.82%
Reserves to Loans	1.56%	1.26%	1.57%

(1)	Calculated at June 30, 2014.

Baird’s analysis showed the following concerning Delavan’s market performance, specifically that of its peer average:

Market Performance Measures:	Delavan	Delavan Peer Group Median	Delavan Peer Group Mean
Price to LTM EPS(1)(2)	NA	13.6x	14.3x
Price to book value(3)	NA	92.3%	93.2%
Price to tangible book value(3)	NA	95.2%	97.1%

(1)	Calculated based upon the closing stock price as of October 10, 2014 and earnings for the twelve month period ended June 30, 2014.
(2)	Delavan Peer Group Median, Maximum and Minimum exclude multiples greater than 50.0x.
(3)	Calculated based upon the closing stock price as of October 10, 2014.

Baird then compared the transaction multiples implied in the merger with the corresponding trading multiples for the selected companies. A summary of the implied multiples is provided in the table below.

	Implied Transaction		Peer Group Multiples
June 30, 2014	Multiples		Median		Mean
LTM EPS	25.8	x	13.6	x	14.3	x
Book Value	140.5%		92.3%		93.2%
Tangible Book Value	140.5%		95.2%		97.1%

In addition, Baird calculated the implied equity value per share based on the trading multiples of the selected public companies.

		Implied Equity Value Per Share
June 30, 2014	Delavan Per Share	Median	Mean
LTM EPS	$3.94	$53.49	$56.33
Book Value	$72.97	$67.34	$67.98
Tangible Book Value	$72.97	$69.46	$70.87

Delavan Selected Acquisition Analysis. Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. Baird compiled two groups of selected acquisition transactions. The first group was based on LTM Nationwide deals with target assets between $100 million and $300 million, a tangible common equity to tangible assets ratio of less than 10%, and non-performing assets to assets ratio of less than 3%. The selected Nationwide comparable transactions included:

Target	Acquiror

• Premier Commercial Bank	• NewBridge Bancorp
• Herget Financial Corp.	• First Busey Corporation
• TCNB Financial Corp.	• First Citizens Banc Corp
• Phoenix Bancorp Inc.	• Mid Penn Bancorp, Inc.
• Broward Financial Holdings Inc.	• Home BancShares, Inc.
• Santa Clara Valley Bank NA	• Sierra Bancorp
• First Capital West Bankshares Inc.	• Sturm Financial Group, Inc.
• MBT Bancorp	• MainSource Financial Group, Inc.
• Ohio Heritage BancorpInc.	• Peoples Bancorp Inc.
• Southern Heritage Bancshares	• First Citizens Bancorp, Inc.
• Riverside Bank	• Salisbury Bancorp, Inc.
• Community National Bank	• TriSummit Bancorp, Inc.
• Insight Bank	• First Financial Bancorp
• MidSouth Bank	• Franklin Financial Network, Inc.
• Bank of Gassaway	• Premier Financial Bancorp, Inc.
• Franklin Security Bancorp Inc.	• ESSA Bancorp, Inc.
• SCB Bancorp Inc.	• Horizon Bancorp

The second group was based on LTM Midwest deals with assets between $100 million and $300 million and a non-performing assets to assets ratio of less than 4%. The selected LTM Midwest comparable transactions included:

Target	Acquiror

• Herget Financial Corp.	• First Busey Corporation
• TCNB Financial Corp.	• First Citizens Banc Corp
• Citizens Bank of Ashville Ohio	• Community Bancshares, Inc.
• Aslin Group Inc.	• First Business Financial Services, Inc.
• Guernsey Bancorp Inc.	• First Financial Bancorp.
• North Akron Savings Bank	• Peoples Bancorp Inc.
• MBT Bancorp	• MainSource Financial Group, Inc.
• Ohio Heritage Bancorp Inc.	• Peoples Bancorp Inc.
• Private Bancorp, Inc.	• Alerus Financial Corporation
• Peoples Service Co.	• Southern Missouri Bancorp, Inc.
• Insight Bank	• First Financial Bancorp.
• First Bexley Bank	• First Financial Bancorp.
• SCB Bancorp Inc.	• Horizon Bancorp
• Eaton National B&TC	• LCNB Corp.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Delavan operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the merger or Delavan, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated multiples of each target company’s purchase price per share to its LTM EPS, book value per share and tangible book value per share. In addition, Baird calculated the core deposit premium of each transaction where core deposit premium is defined as transaction value less tangible book value divided by core deposits. Core deposits are defined as total deposits less time deposits greater than $100,000 and brokered deposits. Stock market and historical financial information for each selected transaction was based on publicly available information as of the date of each respective transaction. A summary of the implied multiples from each peer group is provided in the table below.

	Nationwide Peer Group
	Implied Transaction Multiples		Selected Delavan Multiples
			Median		Mean
LTM EPS	25.8	x	20.1	x	20.2	x
Book Value	140.5%		113.3%		121.1%
Tangible Book Value	140.5%		113.3%		121.6%
Core Deposit Premium	7.2%		2.1%		3.8%

	Midwest Peer Group
	Implied Transaction Multiples		Selected Delavan Multiples
			Median		Mean
LTM EPS	25.8	x	19.1	x	22.3	x
Book Value	140.5%		142.2%		143.8%
Tangible Book Value	140.5%		143.8%		144.9%
Core Deposit Premium	7.2%		5.8%		5.7%

In addition, Baird calculated the implied equity value per share based on the acquisition transaction multiples of the selected acquisition transactions for both peer groups, summarized in the tables below.

	Nationwide Peer Group
	Delavan Per Share	Implied Equity Value Per Share
		Median	Mean
LTM Earnings(1)	$3.94	$79.17	$79.47
Book Value(1)	$72.97	$82.66	$88.34
Tangible Book Value(1)	$72.97	$82.66	$88.77
Core Deposits	$148.092	$81.39	$87.97

(1)	Delavan per share data as of June 30, 2014.

	Midwest Peer Group
	Delavan Per Share	Implied Equity Value Per Share
		Median	Mean
LTM Earnings(1)	$3.94	$75.21	$87.99
Book Value(1)	$72.97	$103.79	$104.91
Tangible Book Value(1)	$72.97	$104.90	$105.77
Core Deposits	$148.092	$95.80	$95.35

(1)	Delavan per share data as of June 30, 2014.

Delavan Discounted Dividend Analysis. Baird performed a discounted dividend analysis to estimate a range of implied equity value per share for Delavan. In this analysis, Baird assumed discount rates ranging from 10.0% to 14.0% to derive: (i) the present value of the estimated dividends that Delavan could generate over the five year period beginning December 2015 and ending December 2019, including certain expenses and synergies forecasted as a result of the merger, and assuming excess capital generated at time zero after a target tangible common equity to tangible asset ratio of 9.0% and (ii) the present value of Delavan’s terminal value calculated in year five. Terminal values for Delavan were calculated based on a range of 10.0x to 18.0x estimated Delavan earnings for the twelve months ending December 31, 2019. Based on these assumptions, Baird derived a range of implied equity value per share from $73.40 to $116.31.

The discounted dividend analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Delavan.

Delavan Valuation Summary. A summary of the three valuation analyses of Delavan presented above is provided in the table below.

	Mean	Median	Low	High
Selected Delavan Analysis	$65.06	$63.43	$37.77	$86.91
Selected Acquisition Analysis: Nationwide	$85.53	$81.50	$52.80	$123.64
Selected Acquisition Analysis: Midwest	$99.56	$94.63	$57.57	$179.96
Discounted Dividend Analysis	$93.29	$93.16	$73.40	$116.31

Wintrust Stock Price and Trading Activity. In order to assess the relative public market valuation of the Wintrust’s common stock to be used as consideration in the merger, Baird reviewed the historical stock prices, historical trading activity and public equity research of Wintrust. In considering the historical price and trading activity of Wintrust’s common stock, Baird noted that the high, low and average closing prices for the Wintrust’s common stock were $49.62, $41.59, and $45.58, respectively over the last twelve months and $49.62, $25.74, and $39.01, respectively, over the last three years. Baird also noted that the Wintrust’s common stock price rose 5.29% over the last twelve months and rose 56.23% over the last three years.

Wintrust Selected Publicly Traded Delavan Analysis. In order to assess the relative public market valuation of the Wintrust’s common stock to be used as consideration in the merger, Baird reviewed certain publicly available financial information for certain publicly traded companies that Baird deemed relevant. The selected comparable companies for Wintrust included:

• FirstMerit Corporation	• Signature Bank
• First Horizon National Corporation	• Commerce Bancshares, Inc.
• First Citizens BancShares, Inc.	• Umpqua Holdings Corporation
• Webster Financial Corporation	• Prosperity Bancshares, Inc.
• Hancock Holding Delavan	• TCF Financial Corporation
• Susquehanna Bancshares, Inc.	• Fulton Financial Corporation
• BankUnited, Inc.	• Valley National Bancorp
• PacWest Bancorp	• F.N.B Corporation
• UMB Financial Corporation	• IBERIABANK Corporation

Contribution Analysis. Baird analyzed Wintrust and Delavan’s relative contribution to the combined company in terms of loans, deposits, tangible equity, tangible common stock, LTM earnings, 2013 earnings, expected 2014 earnings, pro forma 2015 earning, and pro forma diluted ownership. For this analysis, Bard assumed that Delavan shareholders would receive 100% stock in the transaction for comparative purposes; as a result Delavan shareholders would own the equivalent of 1.7% of the pro forma outstanding Wintrust common stock. Wintrust’s and Delavan’s relative contributions to the combined company are summarized in the table below.

Category	Wintrust	Delavan
Loans	99.1%	0.9%
Deposits	98.9%	1.1%
Tangible Equity	98.6%	1.4%
Tangible Common Equity	98.2%	1.8%
LTM Earnings	99.0%	1.0%
2013 Earnings	99.2%	0.8%
2014E Earnings	99.0%	1.0%
2015E PF Earnings	98.7%	1.3%
Pro Forma Diluted Ownership	98.3%	1.7%

Pro Forma Merger Analysis. Baird analyzed the estimated financial impact of the merger on Wintrust’s 2015 and 2016 estimated diluted earnings per share. For Wintrust, Baird used Wintrust earnings projections based on consensus estimates of diluted earnings per share for 2015 and 2016. For Delavan, Baird used earnings projections based on Delavan guidance. In addition, Baird assumed that the merger will result in cost synergies to Wintrust. Based on its analysis, Baird determined that the merger would be accretive to Wintrust’s common stock.

Furthermore, the analysis indicated that Wintrust’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio would all remain above regulatory minimums for well capitalized institutions. For all of the above analysis, the actual results achieved by Wintrust following the merger may vary from the projected results, and the variations may be material.

Other Analyses. Baird reviewed the relative financial and market performance of Delavan and Wintrust to a variety of relevant industry peer groups and indices. Baird also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Delavan.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to Delavan’s board of directors. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to an engagement letter with Delavan dated April 29, 2014, Baird will receive a transaction fee of approximately $475,000 for its services, a significant portion of which is contingent upon the consummation of the merger. Pursuant to such engagement letter, Delavan has also agreed to pay Baird a fee of $100,000 payable upon delivery of its fairness opinion, regardless of the conclusions reached in such opinion (such fee to be credited against the merger described above). In addition, Delavan has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the merger. During the last two years, neither Baird nor any of its affiliates have provided any other investment banking and/or financial advisory services to either Delavan or Wintrust, or any affiliates thereof, for which Baird received (or will receive) compensation.

Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time trade the securities of Delavan or Wintrust for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird may also prepare equity analyst research reports from time to time regarding Delavan or Wintrust.

Delavan’s reasons for the merger and recommendation of the board of directors

Delavan’s board of directors has concluded that the merger offers Delavan’s shareholders an attractive opportunity to achieve the board’s strategic business objectives, including increasing shareholder value, growing the size of the business and enhancing liquidity for Delavan’s shareholders. In addition, Delavan’s board of directors believes that the customers and communities served by Community Bank will benefit from the merger.

In deciding to approve the merger agreement and the transactions contemplated thereby, Delavan’s board of directors consulted with Delavan’s management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Delavan and Wintrust, both individually and as a combined company;

•	the perceived risks and uncertainties attendant to Delavan’s operation as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in Delavan’s market area, increased regulatory costs and increased capital requirements;

•	based on the closing price of Wintrust common stock on October 10, 2014 and Delavan’s June 30, 2014 unaudited balance sheet, the aggregate merger consideration was priced at a multiple of 1.4 times the tangible common book value and at a multiple of 1.4 times the common book value;

•	Baird’s opinion, subject to the various assumptions, qualifications and limitations set forth in such fairness opinion, that the per share merger consideration is fair, from a financial point of view, to the holders of Delavan common stock;

•	the value to be received by Delavan’s shareholders in the merger as compared to shareholder value projected for Delavan as an independent entity;

•	the market value of Wintrust common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of Wintrust’s strategic initiatives;

•	Wintrust’s strategy to seek profitable future expansion in Delavan’s trade area, leading to continued growth in overall shareholder value;

•	the fact that Wintrust is publicly held and the merger would provide access to a public trading market for Delavan’s shareholders whose investments currently are in a privately held company, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by Delavan’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by Delavan’s board. In view of the wide variety of factors considered by the Delavan board of directors in connection with its evaluation of the merger, the Delavan board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. Delavan’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Delavan’s shareholders.

Delavan’s board of directors believes that the merger is fair to, and in the best interests of, Delavan and its shareholders. Delavan’s board of directors unanimously approved the merger agreement and recommends that shareholders vote “FOR” approval of the merger agreement.

Certain directors and officers of Delavan and Community Bank have interests in the merger different from or in addition to their interests as shareholders generally, including certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place in order to terminate such agreements and to be made under the agreement entered into between Michael J. Murphy and Community Bank in connection with the merger. You may wish to consider these interests in evaluating Delavan’s board of directors’ recommendation that you vote in favor of the merger. See “The Merger—Interests of certain persons in the merger.” All of Delavan’s directors who own shares of Delavan common stock have agreed to vote their shares at the special meeting in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement.

Wintrust’s reasons for the merger

Wintrust’s board of directors believes that the merger is in the best interests of Wintrust and its shareholders. In deciding to approve the merger, Wintrust’s board of directors considered a number of factors, including:

•	management’s view that the acquisition provides an attractive opportunity for Wintrust to expand in southeastern Wisconsin;

•	Delavan’s community banking orientation and its compatibility with Wintrust and its subsidiaries;

•	a review of the demographic, economic and financial characteristics of the markets in which Delavan operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of Delavan’s business, operations, earnings and financial condition, including capital levels and asset quality of Community Bank;

•	efficiencies to come from integrating certain of Delavan’s operations into Wintrust’s existing operations; and

•	the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by Wintrust’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by Wintrust’s board. In view of the wide variety of factors considered by the Wintrust board of directors in connection with its evaluation of the merger, the Wintrust board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. Wintrust’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Wintrust’s shareholders.

Material U.S. federal income tax consequences of the merger

The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Delavan common stock. The summary is based upon the Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Delavan common stock that hold their Delavan common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Delavan common stock in light of their individual circumstances or to holders of Delavan common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Delavan common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Delavan common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Delavan common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. It is a condition to Delavan’s obligation to complete the merger that Delavan receive an opinion from WIPFLI, LLP, accountants for Delavan, dated the closing date, to the effect that (1) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, (2) Delavan and Wintrust will each be a party to such reorganization within the meaning of Section 368(a) of the Code, and (3) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in Wintrust common stock, no gain or loss will be recognized by any of the holders of Delavan common stock in the merger. This opinion is and will be based upon fact certifications or affidavits provided by Wintrust and Delavan and upon customary factual assumptions. Neither Wintrust nor Delavan has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger, and the opinion described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in the opinion. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of Wintrust or Delavan. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

The following expresses the opinion of WIPFLI, LLP, accountants to Delavan, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters:

Tax Consequences of the Merger Generally. The material U.S. federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by Wintrust or Delavan as a result of the merger;

•	gain (but not loss) will be recognized by U.S. holders of Delavan common stock who receive shares of Wintrust common stock and cash in exchange for shares of Delavan common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Wintrust common stock and cash received by a U.S. holder of Delavan common stock exceeds such U.S. holder’s basis in its Delavan common stock and (2) the amount of cash received by such U.S. holder of Delavan common stock;

•	the aggregate basis of the Wintrust common stock received by a U.S. holder of Delavan common stock in the merger (including fractional shares of Wintrust common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Delavan common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in Wintrust common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in Wintrust common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Potential Recharacterization of Gain as a Dividend”); and

•	the holding period of Wintrust common stock received in exchange for shares of Delavan common stock (including fractional shares of Wintrust common stock deemed received and redeemed as described below) will include the holding period of the Delavan common stock for which it is exchanged.

If a U.S. holder of Delavan common stock acquired different blocks of Delavan common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Delavan common stock, and the cash and shares of Wintrust common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their own tax advisors with regard to identifying the bases or holding periods of the particular shares of Wintrust common stock received in the merger.

Taxation of Capital Gain. Except as described under “—Potential Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Delavan common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Delavan common stock for more than one year as of the date of the merger. For non-corporate U.S. holders of Delavan common stock, the maximum U.S. federal income tax rate on long-term capital gains is, absent legislative action, 20%.

Potential Recharacterization of Gain as a Dividend. All or part of the gain that a particular U.S. holder of Delavan common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant shareholder of Wintrust or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Wintrust after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Wintrust common stock rather than a combination of cash and shares of Wintrust common stock in the merger. This could happen, for example, because of ownership of additional shares of Wintrust common stock by such holder, ownership of shares of Wintrust common stock by a person related to such holder or a share repurchase by Wintrust from other holders of Wintrust common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Delavan common stock, including the application of certain constructive ownership rules, holders of Delavan common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Cash Received Instead of a Fractional Share of Wintrust Common Stock. A U.S. holder of Delavan common stock who receives cash in lieu of a fractional share of Wintrust common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Wintrust. As a result, such U.S. holder of Delavan common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain incurred in connection with the merger (including any gain treated as a dividend).

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Delavan common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of Delavan common stock who receives Wintrust common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Delavan common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Wintrust common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the Delavan common stock surrendered and the fair market value of the Wintrust common stock and cash received in the merger. A “significant holder” is a holder of Delavan common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Delavan or securities of Delavan with a basis for federal income taxes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals. Wintrust and Delavan have agreed to take all appropriate actions necessary to obtain the required approvals.

The merger of Wintrust and Delavan is subject to prior approval of each of the Federal Reserve and the Wisconsin Department of Financial Institutions. Wintrust submitted an application with each of the Federal Reserve Bank of Chicago and the Wisconsin Department of Financial Institutions on October 20, 2014 seeking the necessary approvals.

The merger may not be consummated until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

Interests of certain persons in the merger

General. Members of the board of directors and executive officers of Delavan, Community Bank and its subsidiaries may have interests in the merger that are different from, or are in addition to, the interests of Delavan shareholders generally. The Delavan board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to Delavan shareholders to vote for adoption of the merger agreement. As of September 30, 2014, Delavan’s directors and executive officers owned, in the aggregate, 113,593 shares of Delavan’s common stock, representing approximately 30% of Delavan’s outstanding shares of common stock. Mr. Murphy also holds options to purchase 7,250 shares of Delavan common stock.

Jon E. Martin, Delavan’s Senior Vice President and Chief Financial Officer, and Michael R. Ploch, Delavan’s Senior Vice President – Commercial Lending, are also entitled to stock appreciation rights in amounts equal to approximately $171,000 and $195,000, respectively, (assuming that the reference price is between $39.50 and $49.50) pursuant to the Delavan Bancshares, Inc. 2008 Stock Appreciation Right Plan. All such stock appreciation rights outstanding immediately prior to the effective time will vest and become payable at the effective time.

Employment Agreement. The merger agreement required Michael J. Murphy to enter into an employment agreement with Community Bank. Under such agreement, Mr. Murphy will serve as President of Community Bank upon the effective time of the merger and will be entitled to receive a base salary substantially similar to his current base salary. Such agreement has an initial term of one year, which begins on the closing date, with automatic one-year renewal terms unless either party gives notice of non-renewal. In the event of a change in control of Wintrust or Community Bank, the term of the agreement will automatically extend for one year.

Under his employment agreement, if Mr. Murphy’s employment is terminated by Community Bank without cause or if Mr. Murphy terminates his employment due to a constructive termination, Mr. Murphy will be entitled to severance pay up to one times annual base salary plus target annual bonus plus $250,000, payable ratably over a 12-month period beginning on the first payroll period following such termination (or in a lump sum if the termination occurs within 12 months following a change in control of Wintrust or Community Bank), as well as continued health insurance for up to the maximum period under COBRA. The agreement also provides that, if necessary, severance pay will be reduced to an amount that is one dollar less than the maximum amount payable without loss of a deduction under Section 280G of the Code. In consideration of the termination of Mr. Murphy’s existing employment agreement with Community Bank and his entry into such new employment agreement, Mr. Murphy is also entitled to receive an amount equal to $200,000 following the consummation of the merger, or such lesser amount as he may have otherwise been owed pursuant to his existing agreement.

Continued Director and Officer Liability Coverage. Pursuant to the terms of the merger agreement, Wintrust has agreed to provide to each person who serves as a director or officer of Delavan or its subsidiaries after the effective time substantially the same insurance coverage against personal liability for actions taken after the effective time as is provided to other directors and officers of Wintrust’s subsidiary banks. In addition, Wintrust agreed to pay for insurance coverage for up to six years following the closing date under a policy of directors’ and officers’ liability and other professional insurance for actions taken on or prior to the effective time of the merger, so long as the premium or premiums of such policy are acceptable to Wintrust in its sole discretion. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of coverage that is available at a cost consistent with the cost incurred by Delavan’s or Community Bank’s current directors’ and officers’ liability and other professional insurance policies in effect as of the effective time.

Voting agreement

On October 13, 2014, all directors of Delavan who own shares of Delavan common stock entered into a voting agreement with Wintrust. Under this agreement, these shareholders have each agreed to vote their respective shares of Delavan common stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	against any action, proposal, transaction or agreement that would result in a breach of any term or obligation of Delavan under the merger agreement;

•	against any action or agreement that would impede, interfere with, prevent or attempt to discourage the transactions contemplated by the merger agreement;

•	against any other proposed transaction or series of transactions involving or affecting Delavan or Community Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either Delavan or Community Bank, which we refer to as an acquisition proposal; and

•	in favor of any other matter necessary for the consummation of the transactions contemplated by the merger agreement.

Furthermore, each of these shareholders has also agreed not to transfer or otherwise dispose of any shares of Delavan common stock that they own (other than under certain circumstances up to 2% of such shareholders’ shares of Delavan common stock to a family member of such shareholder), grant any proxies, deposit any shares of Delavan common stock into a voting trust or enter into any other voting agreement with respect to any shares of Delavan common stock that they own or, without the prior approval of Wintrust, directly or indirectly solicit, initiate, encourage or facilitate any acquisition proposal, or initiate or participate in any negotiations or discussions concerning any acquisition proposal. The shares subject to the voting agreement represent approximately 28% of Delavan’s outstanding shares of common stock as of September 30, 2014. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms.

Restrictions on resale of Wintrust common stock

The shares of Wintrust common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Wintrust for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Wintrust include individuals or entities that control, are controlled by, or are under common control with, Wintrust and may include the executive officers, directors and significant shareholders of Wintrust.

Delavan shareholder dissenters’ rights

In connection with the merger, record holders of Delavan common stock who comply with the requirements of Subchapter XIII of the WBCL, which is summarized below, will be entitled to dissenters’ rights if the merger is completed. Under Subchapter XIII of the WBCL, a shareholder of a corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, the consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by Section 180.1103 of the WBCL or, by the articles of incorporation of the corporation.

The following is a brief summary of Subchapter XIII, which sets forth the procedures relating to the exercise of dissenters’ rights. This summary is not a complete statement of the law pertaining to dissenters’ rights under the WBCL and is qualified in its entirety by reference to Subchapter XIII, the text of which is attached to this proxy statement/prospectus as Annex B.

Any shareholder who wishes to assert dissenters’ rights must deliver a written notice of his or her intent to exercise such right to Delavan Bancshares, Inc., 820 Geneva Street, Delavan, Wisconsin 53115, Attention: Michael J. Murphy, President and CEO, before the vote on the merger agreement is taken at the special meeting. A PROXY OR VOTE AGAINST THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT FOR PURPOSES OF ASSERTING DISSENTERS’ RIGHTS.

A record holder of Delavan common stock may assert dissenters’ rights as to fewer than all shares registered in that shareholder’s name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Delavan in writing of the name and address of each person on whose behalf the shareholder asserts such dissenters’ rights.

A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if, in addition to meeting the other requirements to dissent, the beneficial shareholder (i) submits to Delavan the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and (ii) asserts dissenters’ rights with respect to all shares of which the shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

If the merger agreement is approved by the requisite vote of holders of Delavan common stock, Delavan is required to send a notice to all dissenting shareholders containing payment demand and stock certificate surrender information within ten days after such approval. The return date specified by Delavan for receiving the payment demand from dissenting shareholders may not be less than 30 nor more than 60 days after the date on which the dissenters’ notice was first sent. Upon receipt of the dissenters’ notice, each dissenting shareholder must return his or her payment demand and certificate no later than the payment demand date as provided in the dissenters’ notice and certify whether he or she acquired beneficial ownership of the shares prior to the first public announcement of the terms of the merger on October 14, 2014. A payment demand may not be withdrawn without Delavan’s consent.

Upon effecting the merger, within 60 days after the payment demand date, Delavan will pay each dissenting shareholder who properly complied with the statutory requirements of Subchapter XIII of the WBCL, the amount that Delavan estimates to be the fair value of such dissenting shareholder’s shares, plus accrued interest from the effective time; provided that, with respect to shares acquired after the first public announcement of the merger, Delavan may elect to withhold payment until either such shareholder accepts Delavan’s offer of fair value or a court determines the fair value of such shares.

If the merger is not effected within 60 days of the payment demand date, Delavan will return all deposited certificates to dissenting shareholders. If the merger is thereafter effected, Delavan will send a new dissenters’ notice within ten days of effecting the merger and repeat the payment demand procedure described above.

If any dissenting shareholder is dissatisfied with Delavan’s determination of “fair value,” such dissenting shareholder may notify Delavan in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder must assert this right within 30 days after Delavan makes or offers payment for his or her shares or the right is waived. Delavan may either accept such dissenting shareholder’s estimate of fair value or commence a proceeding in the Wisconsin Circuit Court of Walworth County to determine the fair value of the shares of all dissenting shareholders whose own estimates of fair value are not accepted by Delavan.

In the event any holder of shares of Delavan common stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements of Subchapter XIII of the WBCL, he or she will be bound by the terms of the merger agreement and will not be entitled to payment for his or her shares under Subchapter XIII of the WBCL. ANY HOLDER OF SHARES OF DELAVAN COMMON STOCK WHO WISHES TO OBJECT TO THE TRANSACTION AND DEMAND PAYMENT IN CASH FOR HIS OR HER SHARES SHOULD CONSIDER CONSULTING HIS OR HER OWN LEGAL ADVISOR.

Because an executed proxy relating to Delavan common stock on which no voting direction is made will be voted at the special meeting in favor of the merger, a dissenting shareholder who wishes to have his or her shares of Delavan common stock represented by proxy at the special meeting but preserve his or her dissenters’ rights must mark his or her proxy either to vote against the merger or to abstain from voting thereon, in addition to the foregoing requirements.

The foregoing is a brief summary of Subchapter XIII that sets forth the procedures for demanding statutory dissenters’ rights. This summary is qualified in its entirety by reference to Subchapter XIII, the text of which is attached hereto as Annex B. Failure to comply with all the procedures set forth in Subchapter XIII will result in the loss of a shareholder’s statutory dissenters’ rights. Consequently, if you desire to exercise your dissenters’ rights you are urged to consult a legal advisor before attempting to exercise these rights.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties Wintrust and Delavan made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

The merger agreement provides for the merger of Delavan with and into Merger Co., with Merger Co. continuing as the surviving corporation. After the consummation of the merger, Merger Co. will continue to be a wholly-owned subsidiary of Wintrust.

Closing and effective time

Closing. The closing of the merger will take place on the fifth business day following the satisfaction of the conditions to closing set forth in the merger agreement, or at another time that both parties mutually agree upon. See “—Conditions to completion of the merger” below for a more complete description of the conditions that must be satisfied prior to closing. The completion of the merger sometimes is referred to in this proxy statement/prospectus as the closing date.

Completion of the Merger. The merger will become effective on the date when the articles of merger are duly filed with the WDFI, or at such later date and time specified in such filing as the parties mutually agree upon. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Consideration to be received in the merger

Delavan Common Stock. If the merger is completed, the shares of Delavan common stock which you own immediately before the completion of the merger will be converted into a right to receive cash and shares of Wintrust common stock, subject in each case to the adjustment procedures described below under “—Adjustment to Merger Consideration.” The aggregate merger consideration paid by Wintrust to Delavan shareholders is expected to be approximately $38,000,000, subject to possible downward adjustment as described below. Assuming that the reference price as described below is between $39.50 and $49.50, 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock and 50% will be paid in cash.

Assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, based on a reference price of approximately $46.04, which is equal to the reference price if it were calculated as of November 25, 2014, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a Delavan shareholder would be entitled to receive for each share of Delavan common stock, which we refer to as the per share merger consideration, would be $50.80 in cash and 1.104 shares of Wintrust common stock. In each case assuming no adjustment to the merger consideration and that the currently outstanding 373,989 shares of Delavan common stock remain unchanged at the closing, if the reference price were equal to the minimum of $39.50, each share of Delavan common stock would instead be entitled to 1.286 shares of Wintrust common stock, and if the reference price were equal to the maximum of $49.50, each share of Delavan common stock would be entitled to 1.027 shares of Wintrust common stock.

Cash Consideration. Subject to possible downward adjustment, for each share of Delavan common stock, you will be entitled to receive cash equal to (i) the product obtained by multiplying (a) $38,000,000 by (b) 0.5, with the resultant amount divided by (ii) the number of shares of Delavan common stock issued and outstanding immediately prior to the effective time, rounded to the nearest $0.01, which we refer to as the per share cash consideration.

Stock Consideration. Subject to possible downward adjustment, for each share of Delavan common stock, you will be entitled to receive a number of shares of Wintrust common stock equal to (i) the quotient obtained by dividing (a) the aggregate share amount (as defined below) by (b) the number of shares of Delavan common stock issued and outstanding immediately prior to the effective time of the merger, rounded to the nearest thousandth of a share (0.001), multiplied by (ii) 0.5, such product rounded to the nearest thousandth of a share (0.001), which we refer to as the per share stock consideration.

The merger agreement provides that the aggregate share amount will be determined as follows:

If the reference price is at least $39.50 and no more than $49.50, the aggregate share amount will be the number of shares of Wintrust common stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (i) $38,000,000 by (ii) the reference price;

•	if the reference price is less than $39.50, the aggregate share amount will be 962,025 shares of Wintrust common stock (the number of shares determined by dividing $38,000,000 by $39.50); and

•	if the reference price is greater than $49.50, the aggregate share amount will be 767,676 shares of Wintrust common stock (the number of shares determined by dividing $38,000,000 by $49.50).

Delavan may terminate the merger agreement if the reference price is less than $36.50 and Wintrust may terminate the merger agreement if the reference price is more than $52.50, in each case if Delavan and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and Delavan so that the merger and the transactions contemplated by the merger agreement may be consummated.

The following table illustrates the per share value of merger consideration that Delavan’s shareholders will receive in the merger based on a range of reference prices, assuming the currently outstanding 373,989 shares of Delavan common stock remain unchanged immediately prior to the effective time of the merger. The table is for illustrative purposes only. The actual prices at which Wintrust common stock trades during the reference period will establish the actual reference price and therefore the actual aggregate share amount and merger consideration. The table assumes the closing price of Wintrust’s common stock on the date of the merger is the same as the reference price during the reference period. The actual trading price of Wintrust common stock is subject to market fluctuations, and Delavan shareholders will not be entitled to receive additional shares in the merger if the trading price of Wintrust’s common stock on the closing date is less than the average price during the reference period nor will they receive fewer shares in the merger if the trading price of Wintrust’s common stock on the closing date is greater than the average price during the reference period.

Per Share Merger Consideration
Wintrust Reference Price	Per Share Cash Consideration	Per Share Stock Consideration(1)	Total Per Share Consideration
$36.50	$50.80	$46.94	$97.74
$37.00	$50.80	$47.58	$98.38
$37.50	$50.80	$48.23	$99.03
$38.00	$50.80	$48.87	$99.67

$38.50	$50.80	$49.51	$100.31
$39.00	$50.80	$50.15	$100.95
$39.50	$50.80	$50.80	$101.60
$40.00	$50.80	$50.80	$101.60
$40.50	$50.80	$50.83	$101.63
$41.00	$50.80	$50.80	$101.60
$41.50	$50.80	$50.80	$101.60
$42.00	$50.80	$50.82	$101.62
$42.50	$50.80	$50.83	$101.63
$43.00	$50.80	$50.83	$101.63
$43.50	$50.80	$50.81	$101.61
$44.00	$50.80	$50.82	$101.62
$44.50	$50.80	$50.82	$101.62
$45.00	$50.80	$50.81	$101.61
$45.50	$50.80	$50.82	$101.62
$46.00	$50.80	$50.83	$101.63
$46.50	$50.80	$50.82	$101.62
$47.00	$50.80	$50.81	$101.61
$47.50	$50.80	$50.83	$101.63
$48.00	$50.80	$50.83	$101.63
$48.50	$50.80	$50.83	$101.63
$49.00	$50.80	$50.81	$101.61
$49.50	$50.80	$50.84	$101.64
$50.00	$50.80	$51.35	$102.15
$50.50	$50.80	$51.86	$102.66
$51.00	$50.80	$52.38	$103.18
$51.50	$50.80	$52.89	$103.69
$52.00	$50.80	$53.40	$104.20
$52.50	$50.80	$53.92	$104.72

(1)	The numbers in this column represent the value of the shares of Wintrust common stock which you will receive for each share of Delavan common stock that you own, subject to the assumption that the closing price of Wintrust’s common stock on the date of the merger is the same as the reference price during the reference period.

Adjustment to Merger Consideration. Five business days prior to the effective time of the merger, Delavan will deliver to Wintrust balance sheets, which we refer to as the closing balance sheets, for Delavan and each of its subsidiaries as of the closing date reflecting Delavan’s good faith estimate of the accounts of Delavan and its subsidiaries. The closing balance sheets will be prepared in conformity with past practices and policies of Delavan and its subsidiaries and in accordance with GAAP, subject to adjustment to reflect that (i) the outstanding indebtedness of Delavan does not exceed $3,600,000, which indebtedness will be assumed by Wintrust, (ii) Community Bank’s reserve for loan losses at not less than 1.50% of its net loans, and (iii) any environmental adjustments described below. If the closing balance sheets reflect that Delavan’s shareholders’ equity, as determined pursuant to the merger agreement, is less than $26,000,000, then, subject to Delavan’s termination right described below under “—Termination,” the merger consideration will be reduced dollar-for-dollar by an amount equal to such shortfall. Any such reduction will be allocated equally to the cash and stock portions of the merger consideration. For purposes of determining the shareholders’ equity in Delavan reflected in the closing balance sheets, all accruals and expenses for contributions and other payments made or to be made to any benefit plan will be net of any income tax benefit derived from such accrued contribution or other payments by Delavan or Community Bank.

The merger consideration may also be adjusted downward to reflect certain environmental conditions related to real property of Delavan or its subsidiaries. If any environmental survey confirms, in Wintrust’s sole discretion, the presence of certain environmental conditions on any such properties, Wintrust may (i) accept such property in its current condition subject to a reduction in the merger consideration equal to an amount to be mutually agreed upon in good faith by Wintrust and Delavan, or (ii) terminate the merger agreement. If the estimated cost of remediation is less than $200,000, at Wintrust’s election, instead of terminating the merger agreement Wintrust may accept the real property in its current condition and reduce the shareholders’ equity for purposes of the closing balance sheets by the amount of the estimated cost of remediation.

Fractional shares

No fractional shares of Wintrust common stock will be issued in the merger. Instead, Wintrust will pay to each holder of Delavan common stock who would otherwise be entitled to a fractional share of Wintrust common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the reference price by such fraction of a share of Wintrust common stock to which such Delavan shareholder would otherwise be entitled.

Treatment of Delavan options

If the merger is completed, each outstanding and unexercised option to acquire a share of Delavan common stock, which we refer to as a Delavan option, will be converted into an option to acquire shares of Wintrust common stock, which we refer to as a converted option. The number of shares of Wintrust common stock subject to each converted option will be equal to the product obtained by multiplying (1) the number of shares of Delavan common stock subject to such Delavan option by (2) the quotient obtained by dividing the per share merger consideration by the reference price, which we refer to as the option exchange ratio. The per share exercise price for each converted option will be equal to the quotient obtained by dividing (1) the per share exercise price of the Delavan option by (2) the option exchange ratio. Upon exercise of each converted option, the aggregate number of shares of Wintrust common stock deliverable upon such exercise will be rounded down, if necessary, to the nearest whole share and the aggregate exercise price will be round up, if necessary, to the nearest cent. Except as described above, each converted option will be governed by the same terms and conditions as in effect immediately prior to the effective time.

Appointment of Shareholders’ Agent

Upon the approval of the Delavan shareholders as described in this proxy statement/prospectus, Michael J. Murphy will be constituted and appointed as the shareholders’ agent and attorney-in-fact with respect to taking any and all actions upon the adoption of the merger agreement specified or contemplated by the merger agreement. If Mr. Murphy is unable or unwilling to perform his duties, James Saer, the Alternate Shareholders’ Agent, will instead serve as the Shareholders’ Agent. The actions of the Shareholders’ Agent pursuant to the merger agreement will bind each Delavan shareholder, and no notice to or approval by the Delavan shareholders of such action will be required. Wintrust will be entitled to rely on any action taken by the Shareholders’ Agent as may be contemplated by the merger agreement in his or her capacity as agent for the Delavan shareholders, for the benefit of all Delavan shareholders, and Wintrust will have no duty to inquire into the circumstances in which any such action is taken. The Shareholders’ Agent will be fully protected, held harmless and indemnified by Delavan’s shareholders in exercising, or in declining to exercise, a power provided for or contemplated by the merger agreement for the benefit of all Delavan shareholders, as he or she determines, whether upon consultation with the Delavan shareholders or in his or her sole discretion, to be in the interests of all Delavan shareholders.

In the event that both Mr. Murphy and Mr. Saer should become unable or unwilling to perform such person’s duties, and unable or unwilling to appoint a subsequent successor, then Wintrust will appoint any reasonable successor Shareholders’ Agent from among the Delavan shareholders or former officers of Delavan. Any successor Shareholders’ Agent so appointed will be vested with the same power and authority as the initial Shareholders’ Agent.

Exchange of certificates

Wintrust has engaged American Stock Transfer & Trust Company, LLC to act as its exchange agent to handle the exchange of Delavan common stock for the merger consideration and the payment of cash for any fractional share interest. Within three business days after the closing date, the exchange agent will send to each Delavan shareholder a letter of transmittal for use in the exchange with instructions explaining how to surrender Delavan common stock certificates to the exchange agent. Delavan shareholders that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. Delavan shareholders that do not exchange their Delavan common stock will not be entitled to receive the merger consideration or any dividends or other distributions by Wintrust until their certificates are surrendered. After surrender of the certificates representing Delavan shares, any unpaid dividends or distributions with respect to the Wintrust common stock represented by the certificates will be paid without interest.

Conduct of business pending the merger and certain covenants

Under the merger agreement, Delavan has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, Delavan and its subsidiaries are required to conduct their business in the ordinary course of business, consistent with sound banking practice.

The following is a summary of the more significant restrictions imposed upon Delavan, subject to the exceptions set forth in the merger agreement. Delavan will not, and will cause its subsidiaries to not, without Wintrust’s prior written consent, which consent will not be unreasonably withheld, delayed or conditioned:

•	make changes to the charter, articles of incorporation or by-laws of Delavan and its subsidiaries;

•	except with respect to the exercise of any outstanding Delavan option, effect any change in the capitalization of Delavan or its subsidiaries or the number of issued and outstanding shares of Delavan;

•	subject to certain exceptions, increase the compensation of the officers or key employees of Delavan or any of its subsidiaries or pay any bonuses, except in the ordinary course of business;

•	make, renew or restructure any loan in the amount of $500,000 or more, except as provided for in the merger agreement;

•	pay or declare any dividends or other distributions;

•	fail to use commercially reasonable efforts to maintain present insurance coverage in respect of their properties and businesses;

•	make significant changes in the general nature of the business conducted by Delavan or its subsidiaries;

•	except as otherwise set forth in the merger agreement, enter into employment, consulting, or similar agreements that cannot be terminated with 30 days or fewer notice without penalty, or terminate the employment of any officer of Delavan or its subsidiaries without prior notice to Wintrust;

•	terminate, partially terminate, curtail or discontinue any of its benefit plans;

•	fail to file any tax returns in a timely manner, apply for or consent to an extension of time for filing or change accounting methods for income tax purposes;

•	make any expenditure for fixed assets in excess of $100,000 for any single item, or $250,000 in the aggregate, or enter into any lease for any fixed assets having an annual rental in excess of $100,000;

•	make or become party to a contract, agreement, commitment, disbursement or transaction, acquire or dispose of any property or asset, or incur any liabilities or obligations, other than in the ordinary course of business consistent with sound banking practice and Delavan’s and its subsidiaries’ current policies;

•	do or fail to do anything that will cause a breach or default under any material contract;

•	engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act or any affiliate transaction, unless Community Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

•	buy or invest in government securities that have maturities of more than ten years and a rating agency rating below “A”;

•	accept or renew any brokered deposits or incur additional Federal Home Loan Bank advances or other types of ordinary course wholesale, in each case except as set forth in the merger agreement; or

•	change in any material respect any accounting or recordkeeping procedures, methods, policies or practices.

Wintrust has agreed to file all other applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Delavan and Community Bank have agreed to use all reasonable and diligent efforts and to assist in obtaining such regulatory approvals. Both parties agree:

•	to use reasonable and diligent good faith efforts to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable;

•	that neither will intentionally act in a manner that would cause a breach of the merger agreement or that would cause a representation made in the merger agreement to become untrue; and

•	to coordinate publicity of the transactions contemplated by the merger agreement to the media.

Delavan has agreed to use reasonable and diligent efforts to preserve the reputation and relationship of Delavan and its subsidiaries with suppliers, clients, customers, employees and others having business relations with Delavan, and to provide Wintrust with certain documents before the closing date, including:

•	reasonable notice, minutes and materials of any meetings of the boards and committees of Delavan or its subsidiaries, except as set forth in the merger agreement;

•	certain information regarding the loans in Community Bank’s loan portfolio;

•	surveys, title commitments, title policies and/or endorsements with respect to parcels of real property of Delavan and its subsidiaries;

•	interim financial statements; and

•	prompt notice of any written assertions of dissenters’ rights.

Delavan has also agreed to the following:

•	to cause Community Bank, prior to closing, to write off all loans that are required to be written off as loan losses; and

•	to write down potential loan losses in conformity with past practices and policies of Community Bank and general accepted accounting principles.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “—Employee benefit matters” and “The Merger—Interests of certain persons in the merger.”

No solicitation of or discussions relating to an acquisition proposal

The merger agreement contains provisions prohibiting Delavan from seeking or discussing an alternative proposal to the merger. Delavan has agreed that it will not, and will cause Community Bank not to, directly or indirectly solicit, encourage or facilitate any proposal or any inquiry or proposal or enter into any negotiations or discussions with any person or entity concerning any proposed acquisition of Delavan or Community Bank, or furnish any information to any person or entity proposing or seeking such an acquisition. However, the merger agreement provides that Delavan may furnish such information pursuant to a customary confidentiality agreement and engage in such negotiations or discussions in response to an acquisition proposal that was not solicited by Delavan in violation of the merger agreement, if the board of directors determines in good faith and after consultation with outside counsel that it must do so in order to act in a manner consistent with the board’s fiduciary duties.

Notwithstanding the restrictions described above, the merger agreement provides that Delavan may provide information to and engage in discussions with third parties from whom Delavan has received an acquisition proposal that was not solicited in violation of the merger agreement, so long as the board of directors of Delavan, after consultation with outside legal counsel, determines in good faith that such proposal constitutes a superior proposal. If the board of directors of Delavan determines that it is necessary to pursue a superior proposal in order to act in a manner consistent with its fiduciary duties, the board may withdraw, modify or otherwise change the board’s recommendation with respect to the merger and the merger agreement, and/or terminate the merger agreement. However, the Delavan board of directors may not terminate the merger agreement for a superior proposal unless it has first notified Wintrust and otherwise negotiated with Wintrust so that the merger may be consummated. A “superior proposal” means any acquisition proposal containing terms that the Delavan board of directors determines in good faith (based on the advice of an independent financial advisor) to be more favorable to Delavan shareholders than the merger and for which financing, if required, is committed or, in the good faith judgment of the Delavan board of directors, reasonably capable of being obtained, but excludes any acquisition proposal known to the Delavan board of directors prior to the date of the merger agreement.

If Wintrust terminates the merger agreement because Delavan breaches its covenant not to solicit an acquisition proposal from a third party, Delavan will pay to Wintrust a termination fee equal to $1,250,000 plus up to $250,000 in out-of-pocket expenses and costs. See “—Termination fee” below.

Representations and warranties

The merger agreement contains representations and warranties made by Delavan, Wintrust and Merger Co. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	corporate power and authority to enter into the merger and the merger agreement;

•	capitalization;

•	certain tax matters;

•	absence of material adverse changes;

•	absence of undisclosed investigations and litigation;

•	compliance with laws;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	broker/finder fees;

•	absence of omissions in the representations and warranties contained in the merger agreement; and

•	absence of any breach of organizational documents, law or other agreements as a result of the merger.

Wintrust and Merger Co. also represent and warrant to Delavan in the merger agreement regarding compliance with SEC filing requirements.

Delavan makes additional representations and warranties to Wintrust in the merger agreement relating to, among other things:

•	organizational documents, minutes and stock records;

•	financial statements;

•	real property, personal property and other material assets;

•	insurance matters;

•	employee matters and employee benefits;

•	environmental matters;

•	ownership of its subsidiaries, including Community Bank CBD, CB Investments, Inc., CBD Holdings, LLC, and Ponds of Darien LLC;

•	compliance with, absence of default under and information regarding material contracts;

•	loans and its allowance for loan losses;

•	investment securities;

•	compliance with the Community Reinvestment Act;

•	conduct of business and maintenance of business relationships;

•	technology and intellectual property;

•	absence of “excess parachute payments” resulting from the transactions contemplated in the merger agreement;

•	absence of undisclosed liabilities; and

•	affiliate transactions.

Conditions to completion of the merger

Closing Conditions for the Benefit of Wintrust. Wintrust’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Delavan in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by Delavan in all material respects of its agreements under the merger agreement;

•	receipt of all necessary regulatory approvals;

•	adoption of the merger agreement at the special meeting by the holders of at least a majority of the outstanding shares of Delavan common stock entitled to vote;

•	execution and delivery of articles of merger suitable for filing with the WDFI;

•	no threatened or pending litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Wintrust reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger or would have a material adverse effect on Delavan or Community Bank;

•	the absence of any environmental condition not previously disclosed to Wintrust related to certain real property owned by Delavan or its subsidiaries or in which Delavan or any of its subsidiaries has legal interest, as indicated or confirmed by the results of certain environmental surveys or reports, as set forth in the merger agreement (unless the aggregate merger consideration is reduced pursuant to the merger agreement);

•	receipt of an opinion from Delavan’s special counsel regarding the valid existence and the valid issuance of the capital stock of Delavan, its authority to enter into the merger agreement and the due execution and delivery of the merger agreement by Delavan, among other things;

•	the capability of Michael J. Murphy to perform his duties under a previously executed employment agreement with Community Bank as specified in the merger agreement;

•	no material adverse change in Delavan since October 13, 2014;

•	receipt of balance sheets of Delavan, Community Bank and its subsidiaries, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement;

•	adjustment of the merger consideration, as applicable, as set forth in “—Consideration to be received in the merger—Adjustment to Merger Consideration”;

•	receipt of title commitments and surveys with respect to parcels of real property owned and used by Community Bank;

•	receipt of all other necessary consents, permissions and approvals, which the failure to obtain would have a “material adverse effect” with respect to Delavan or Wintrust’s rights under the merger agreement; and

•	the registration statement having been declared effective by the SEC and continuing to be effective as of the closing date.

Closing Conditions for the Benefit of Delavan. Delavan’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Wintrust and Merger Co. in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•	performance by Wintrust in all material respects of its agreements under the merger agreement;

•	receipt of all necessary regulatory approvals;

•	execution and delivery of the articles of merger suitable for filing with the WDFI;

•	no threatened or pending litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Delavan reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger or would have a material adverse effect on Wintrust;

•	receipt of an opinion from Wintrust’s special counsel regarding the valid existence of Wintrust and Merger Co., their authority to enter into the merger agreement, due execution and delivery of the merger agreement by Wintrust and Merger Co. and the issuances of shares of Wintrust common stock in the merger, among other things;

•	receipt of a tax opinion from Delavan’s accountants that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	no material adverse change in Wintrust since October 13, 2014;

•	the registration statement having been declared effective by the SEC and continuing to be effective as of the closing date; and

•	approval of the listing of the shares of Wintrust common stock issuable pursuant to the merger agreement on NASDAQ.

Termination

Wintrust and Delavan may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either Wintrust or Delavan may terminate the merger agreement as follows:

•	the merger is not completed (other than through the failure of any party seeking to terminate the agreement to comply fully with its material obligations under the merger agreement) by January 31, 2015 or such later date agreed to by the parties; provided, that the termination date will be extended to March 31, 2015 if the sole impediments to closing are due to delay in receiving regulatory approval from the Federal Reserve or the Wisconsin Department of Financial Institutions;

•	the other party has not satisfied a condition under the merger agreement required to be met by it prior to the closing date, or if it becomes impossible for the other party to satisfy a condition and its inability to satisfy the condition was not caused by the non-breaching party’s failure to meet any of its obligations under the merger agreement and such non-breaching party has not waived such condition; or

•	Delavan receives and accepts a superior proposal, as defined above in “—No solicitation of or discussions relating to an acquisition proposal.”

In addition, Delavan may terminate the merger agreement if the reference price is less than $36.50 and Wintrust may terminate the merger agreement if the reference price is more than $52.50, in each case if Delavan and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and Delavan so that the merger and the transactions contemplated by the merger agreement may be consummated.

Wintrust may also terminate if Delavan has breached any representation, warranty, covenant, obligation or other agreement in the merger agreement that would result in the failure of any condition under the merger agreement to be satisfied, cannot be cured within a specified period of time and Wintrust has not waived such condition, or in certain circumstances upon the identification or confirmation of the presence of certain environmental conditions related to certain real property, as described above in “—Consideration to be received in the merger—Adjustment to Merger Consideration.”

Any termination of the merger agreement will not affect any rights accrued prior to such termination.

Termination fee

Termination Fees Payable by Delavan. Delavan has agreed to pay Wintrust a termination fee of $1,250,000 plus up to $250,000 in out-of-pocket expenses and costs if the merger agreement is terminated under the following circumstances:

•	Wintrust terminates the merger agreement because Delavan breaches its covenant not to solicit an acquisition proposal from a third party;

•	Delavan terminates the merger agreement upon the entry into, consummation of or the Delavan board’s determination to accept an unsolicited superior proposal; or

•	the merger agreement is terminated (a) by either Wintrust or Delavan because the closing has not occurred by January 31, 2015 or such later date agreed to by the parties (or March 31, 2015, if the sole impediment to closing is due to delay in receiving regulatory approval from the Federal Reserve or the Wisconsin Department of Financial Institutions) or (b) by Wintrust because Delavan has breached any of its representations, warranties, covenants, obligations or other agreements in the merger agreement such that a condition to Wintrust’s obligations becomes impossible for Delavan to satisfy and Wintrust has not waived such condition, and in each such case, within six months after termination of the merger agreement, Delavan or Community Bank consummates or enters into a definitive agreement relating to an acquisition proposal which was made known to any member of Delavan’s or Community Bank’s board of directors and not disclosed to Wintrust prior to the date of such termination.

Delavan has agreed to pay to Wintrust a termination fee of $750,000 plus up to $250,000 in out-of-pocket expenses and costs if the merger agreement is terminated by Wintrust because Delavan committed a material breach of its material obligations under the merger agreement and such breach is not the result of Wintrust’s failure to comply or perform in all material respects with any of its material obligations under the merger agreement.

Termination Fees Payable by Wintrust. Wintrust has agreed to pay to Delavan a termination fee of $750,000 plus up to $250,000 in out-of-pocket expenses and costs if the merger agreement is terminated under the following circumstances by Delavan because Wintrust committed a material breach of its material obligations under the merger agreement and such breach is not the result of Delavan or Community Bank’s failure to comply or perform in all material respects with any of its material obligations under the merger agreement.

Management of Wintrust and the surviving corporation after the merger

After the merger, the Wintrust board of directors will remain the same and the Merger Co. board of directors will continue to serve as the directors of the surviving corporation.

Employee benefit matters

Pursuant to the merger agreement, former full-time employees of Delavan and Community Bank will be eligible to participate in employee benefit plans that Wintrust sponsors or maintains at the effective time of the merger on the same terms and conditions as all other similarly-situated U.S. employees of Wintrust and its subsidiaries. To the extent such employees participate in any Wintrust benefit plans, such employees will be given credit for amounts paid under a corresponding Delavan or Community Bank benefit plan during the plan year in which the closing of the merger occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Wintrust benefit plan for the plan year in which the closing of the merger occurs. For purposes of determining eligibility to participate in and, where applicable, vesting under Wintrust’s applicable retirement savings plan and employee stock purchase plan, Wintrust’s short-term disability plans and vacation policy, each former employee of Delavan or Community Bank will receive past service credit for his or her prior employment with Delavan or Community Bank as if each such employee had then been employed by Wintrust. Wintrust reserves the right to amend or terminate these plans and arrangements in accordance with the terms of such plans and arrangements and applicable laws.

Expenses

All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses. As more fully described above under “—Termination fee,” Wintrust and Delavan have also agreed to reimburse each other for certain expenses incurred not exceeding $250,000 in the event the merger is terminated prior to the closing date for certain specified reasons.

NASDAQ stock listing

Wintrust common stock currently is listed on NASDAQ under the symbol “WTFC.” The shares to be issued to Delavan’s shareholders as merger consideration also will be eligible for trading on NASDAQ.

Amendment

The merger agreement was amended by the parties on November 19, 2014, as set forth in Annex A. The merger agreement may be further amended in writing by the parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DELAVAN

The following table shows, as of October 31, 2014, the beneficial ownership of Delavan common stock of each person who beneficially owns more than 5% of Delavan’s outstanding common stock, of each Delavan director, of each of the executive officers of Delavan and all of Delavan’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth. Except as indicated in the footnotes to the table below, the business address of the persons listed below is c/o Delavan Bancshares, Inc., 820 Geneva Street, Delavan, Wisconsin 53115.

Name	Common Stock directly, indirectly or beneficially owned as of October 31, 2014	Percent of Outstanding
Directors and Executive Officers
Debra J. Alder(1)	14,741	3.94%
Donald J. Boltz(2)	24,915	6.66%
J. Edward Clair(3)	9,509	2.54%
Gregg Kunes(4)	5,147	1.38%
Michael J. Murphy(5)	39,167	10.27%
Thomas R. Neshek(6)	23,494	6.28%
James R. Saer(7)	20,658	5.52%
All directors and executive officers as a group (7 persons)	137,631	36.10%

Other Significant Shareholders
Elton K. and Esperanza Feffer 540 S. Second Street Delavan, WI 53115	24,750	6.62%

Robert P. Fettig(8) N2900 Foundry Road Darien, WI 53114	26,842	7.18%

Michael K. Keefe(9) PO Box 460 Lake Geneva, WI 53115	20,522	5.49%

*	Indicates that the individual or entity owns less than one percent of Delavan’s common stock.
(1)	9,605 shares are held by the Jeffrey G. Scherer IRA (Jeffrey Scherer is Debra Alder’s spouse), and 2,500 shares voted by Debra Alder as Personal Representative for George W. and Mary Gene Alder, her parents.
(2)	8,189 of the listed shares are owned by Donald J. Boltz Roth IRA, 3,476 are owned by Donald J. Boltz Individual K, 4,718 are owned by his spouse, Donna J. Boltz, 2,113 are owned by spouse Donna J. Boltz Roth IRA, 20 are owned by his son, Nathan J. Boltz and 771 by son Nathan J. Boltz Roth IRA.
(3)	2,370 of the listed shares are owned by the J. Edward & Patricia D. Clair Revocable Trust dated 7/01/2002 with J. Edward Clair as Trustee, 4,359 are owned by J. Edward Clair IRA and 2,780 are owned by the J. Edward & Patricia D Clair Family Trust dated 7/01/2002 with his son, John M. Clair as Trustee.
(4)	1,174 of the listed shares are owned jointly with his spouse, Deborah A. Kunes.
(5)	23,586 of the listed shares are owned by the Michael and Carol Murphy Revocable Living Trust dated 6/22/2006, and as it may subsequently be amended, with Michael J. & Carol J. Murphy, or their successors, as Trustees, 7,250 are issuable upon the exercise of outstanding options granted under the Delavan Bancshares, Inc. 2004 Executive Stock Option Plan, 7,469 are owned by Michael J. Murphy IRA, 217 are owned by his spouse, Carol J. Murphy IRA, 215 by his daughter, Brittany R. Murphy over which Mr. Murphy has power of attorney, 215 by his son, Travis J. Murphy over which Mr. Murphy has power of attorney and 215 are owned by his son, Shawn M. Murphy over which Mr. Murphy has power of attorney.
(6)	17,936 of the listed shares are owned by the Thomas R. & Donna J. Neshek Revocable Living Trust dated 9/27/2006 with Thomas & Donna Neshek as Trustees, 1,750 are owned by Thomas R. Neshek IRA, 450 are owned by Donna J. Neshek IRA, and 3,358 are owned by the Darlene Joan Neshek Family Trust with Thomas R. Neshek as Trustee.

(7)	13,158 of the listed shares are owned by the James R. & Marcia P. Saer Revocable Trust dated 10/10/2012 with James R. & Marcia P. Saer as Co-Trustees, 2,500 are owned by James R. Saer IRA Rollover, and 5,000 are owned by James R. Saer Roth Contributory IRA.
(8)	2,980 of the listed shares are owned by his spouse, Mary Ellen Fettig and 990 are owned by his daughter, Laura M. Fettig.
(9)	4,167 of the listed shares are owned by the Alexander A. Keefe Trust dated 10/4/1982 with Michael K. Keefe as Trustee, 4,167 are owned by the Thomas H. Keefe Trust dated 10/4/1982 with Michael K. Keefe as Trustee and 3,089 are owned by the Catharine K. Keefe Trust dated 10/4/1982 with Michael K. Keefe as Trustee.

The information presented in the table is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act, as required for purposes of this proxy statement/prospectus. Briefly stated, under that Rule shares are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such shares, or who has the right to acquire beneficial ownership thereof within 60 days. Beneficial ownership for the purposes of this proxy statement/prospectus is not necessarily to be construed as an admission of beneficial ownership for other purposes.

COMPARISON OF RIGHTS OF WINTRUST SHAREHOLDERS AND DELAVAN SHAREHOLDERS

General

As a shareholder of Delavan, your rights are governed by Delavan’s articles of incorporation and its by-laws, each as currently in effect. Upon completion of the merger, the rights of Delavan shareholders who receive shares of Wintrust common stock in exchange for their shares of Delavan common stock and become shareholders of Wintrust will be governed by Wintrust’s amended and restated articles of incorporation and amended and restated by-laws, as well as the rules and regulations applying to public companies. Wintrust is incorporated in Illinois and is subject to the Illinois Business Corporation Act, as amended, which we refer to as the IBCA. Delavan is incorporated in Wisconsin and is subject to the WBCL.

The following discussion summarizes material similarities and differences between the rights of Delavan shareholders and Wintrust shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the IBCA and WBCL and Wintrust’s and Delavan’s respective articles of incorporation and by-laws.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
Authorized Capital Stock:

Wintrust is authorized to issue 100 million shares of common stock, no par value per share, and 20 million shares of preferred stock, no par value per share, which we refer to as Wintrust preferred stock. Of the 20 million shares of Wintrust preferred stock, (i) 50,000 have been designated 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, which we refer to as Wintrust series A preferred, and (ii) 126,500 have been designated 5.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C, which we refer to as Wintrust series C preferred.

On September 30, 2014, Wintrust had 46,691,047 shares of common stock outstanding, no shares of Wintrust series A preferred outstanding and 126,467 shares of Wintrust series C preferred outstanding. Further issuance of shares of Wintrust’s preferred stock could affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by Wintrust’s board of directors.

Delavan is authorized to issue 400,000 shares of common stock, par value $1.00 per share.

On November 25, 2014 Delavan had 373,989 shares of common stock outstanding, and 2,489 shares held in treasury.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
Dividends:	Subject to any rights of holders of Wintrust preferred stock, Wintrust may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.	Delavan may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.

Number of Directors, Classification:

The Wintrust board of directors currently consists of thirteen (13) members. Wintrust’s by-laws provide, however, that the number may be increased or decreased (provided the number is never less than nine (9)) by an amendment of the by-laws by the shareholders, or by a resolution adopted by the majority of the board of directors.

Wintrust’s board of directors consists of a single class of directors.

The Delavan board of directors currently consists of seven (7) members. Delavan’s by-laws provide that the number of directors must be eight (8). The number may be increased or decreased by an amendment of the by-laws by the shareholders, or by a resolution adopted by the majority of the board of directors.

Delavan’s board of directors is divided into three classes, with each class consisting of approximately one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of shareholders.

Election of Directors; Vacancies:

Each Wintrust shareholder is entitled to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected. The IBCA requires that directors be elected by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote thereon.

The Wintrust by-laws provide that no cumulative voting is permitted.

Wintrust’s by-laws provide that any vacancy on the board of directors may be filled at an annual meeting or special meeting of the shareholders called for such purpose, or if such vacancy arises between meetings of shareholders, by a majority vote of the board of directors then in office.

Each Delavan shareholder is entitled to vote the number of shares owned by such shareholder. Directors shall be elected by a plurality vote.

Delavan’s articles of incorporation and by-laws do not provide for cumulative voting.

Delavan’s by-laws provide that any vacancy on the board of directors may be filled by the shareholders, and during such time as the shareholders fail or are unable to fill such vacancies, the vacancy may be filled by a majority vote of the board of directors then in office.

Removal of Directors:	A Wintrust director may be removed at a shareholders’ meeting, with or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote.	A Delavan director may be removed from office by a vote of shareholders taken at any shareholders’ meeting called for that purpose, provided that a quorum is present.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
Call of Special Meeting of Directors:	Wintrust’s by-laws provide that a special meeting of the board of directors may be called by or at the request of the chairman of the board, president or a majority of then-acting directors.	Delavan’s by-laws provide that a special meeting of the board of directors may be called by or at the request of the chairperson of the board, if any, or by the president, secretary, or any three directors.

Limitation on Director Liability:

Wintrust’s articles of incorporation provide that no director will be personally liable to the corporation or any of its shareholders for monetary damages for any breach of fiduciary duty except for liability:

•    for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•    for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•    under Section 8.65 of the IBCA (which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions), as it exists or hereafter may be amended; or

•    for any transaction from which the director derived an improper benefit.

Under the WBCL, a director is not liable to Delavan, its shareholders, or any person asserting rights on behalf of Delavan or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the following:

•    a willful failure to deal fairly with Delavan or its shareholders in connection with a matter in which the director has a material conflict of interest;

•    a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•    a transaction from which the director derived an improper personal profit; or

•    willful misconduct.

Indemnification:

Wintrust’s articles of incorporation and by-laws provide that the corporation has the power to indemnify its directors, officers, employees and agents to the fullest extent authorized by the IBCA.

The by-laws provide that, to the extent a present or former director, officer or employee of the corporation (or of any subsidiary, as

Delavan’s articles of incorporation and by-laws provide for indemnification of its officers and directors to the fullest extent authorized by the WBCL.

The by-laws provide for indemnification of Delavan’s employees who are not a director or officer of the corporation, to the extent such person has been

	Wintrust Shareholder Rights	Delavan Shareholder Rights

the case may be) has been successful on the merits or otherwise in defense of any proceeding, or in connection with any claim, issue or matter therein, the corporation shall indemnify the director or officer against expenses actually and reasonably incurred by him in connection with such proceeding to the extent he was a party as a result of being a director, officer or employee, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The board may indemnify agents of the corporation in this context.

Wintrust has entered into individual indemnification agreements with each of its non-employee directors and certain of its executive officers, which we refer to as the indemnification agreements, which implement with more specificity the indemnification provisions provided by Wintrust’s by-laws and provide, among other things, that to the fullest extent permitted by applicable law, Wintrust will indemnify such director or officer against any and all losses, expenses and liabilities arising out of such director’s or officer’s service as a director or officer of Wintrust, as the case may be. The indemnification agreements also contain detailed provisions concerning expense advancement and reimbursement. The indemnification agreements are in addition to any other rights each non-employee director or officer may be entitled to under Wintrust’s articles of incorporation, by-laws and applicable law.

successful on the merits or otherwise in defense of any proceeding, for all expenses incurred by him or her in connection with such proceeding to the extent he or she was a party as a result of being an employee, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

Call of Special Meetings of Shareholders:	Wintrust’s by-laws provide that a special meeting of the shareholders may be called by the board of directors, the president or the holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is called, for the purpose or purposes stated in the call of the meeting.	Delavan’s by-laws provide that a special meeting of the shareholders may be called by the president, by the board of directors or such other officer(s) as the board of directors may authorize, or by the president or secretary at the written request of the holders of at least 10% of all outstanding capital stock entitled to vote.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
	Written notice stating the place, date, hour and purpose(s) of the special meeting must be delivered, either personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting.	Notice stating the place, date, time and purpose(s) of the special meeting must be delivered not less than ten (10) nor more that sixty (60) days before the date of the meeting.

Quorum of Shareholders:	Wintrust’s by-laws provide that a majority of the shares entitled to vote on a matter, present in person or represented by proxy, constitutes a quorum at any meeting of shareholders.	Delavan’s by-laws provide that a majority of the shares entitled to vote thereat, present in person or represented by proxy, constitutes a quorum at any meeting of shareholders.

Advance Notice Regarding Shareholders Proposals (other than Nomination of Candidates for Election to the Board of Directors):

Wintrust’s by-laws provide that for a shareholder to properly bring business before an annual or special meeting of shareholders, written notice of such shareholder’s intent to make such proposal(s) must be given by personal delivery or U.S. mail postage prepaid and received by the secretary of the corporation no later than the following dates: (i) with respect to an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made); and (ii) with respect to any special meeting of shareholders, the close of business on the 10th day following the date of public disclosure of the date of such meeting.

A shareholder’s notice to the secretary shall set forth as to each item of business the shareholder

Delavan’s by-laws provide that any business properly brought before the meeting may be transacted at an annual meeting of shareholders, and a special meeting may be called for any purpose.

Wintrust Shareholder Rights	Delavan Shareholder Rights
proposes to bring before such meeting: (a) a brief description of the business desired to be brought before the meeting; (b) the name and record address of the shareholder who proposes such business; (c) the number and class of shares of stock of the corporation beneficially owned by such shareholder; (d) whether and the extent to which any derivative instrument, hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made the effect or intent of any of which is to increase or decrease economic interest in the corporation’s stock or manage the risk or benefit of share price changes for, or to increase or decrease the voting power of, such shareholder with respect to the corporation’s stock (which information shall be updated by such shareholder as of the record date for the meeting, such update to be provided not later than 10 days after the record date for the meeting); (e) a representation that the shareholder intends to appear in person or by proxy at the meeting to introduce the item of business proposed to be brought before the meeting; (f) a description of all arrangements or understandings between the shareholder and any other person(s) pursuant to which the proposal or proposals are to be made by the shareholder and any material interest of the shareholder in the business being proposed; and (g) all other information which would be required to be included in a proxy statement filed with the SEC if, with respect to any such item of business or nomination, such shareholder were a participant in a solicitation subject to Section 14 of the Securities Exchange Act.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
Advance Notice Regarding Shareholders Nomination of Candidates for Election to the Board of Directors:

Wintrust’s by-laws provide that nominations of persons for election to the board of directors may be made at an annual or special meeting of shareholders by a shareholder of Wintrust.

For nominations for election to the board of directors of Wintrust to be properly brought before an annual or special meeting, written notice of such shareholder’s intent to make such proposal(s) must be given by personal delivery or U.S. mail postage prepaid and received by the secretary of the corporation no later than the following dates: (i) with respect to an election to be held at an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made); and (ii) with respect to an election to be held at any special meeting of shareholders called for the purpose of electing directors, the close of business on the 10th day following the date of public disclosure of the date of such meeting.

A shareholder’s notice to the secretary shall set forth each item described above under “Advance Notice Regarding Shareholders Proposals (other than Nomination of Candidates for Election to the Board of Directors)” as well as (a) the nominee’s name, age, principal occupation and employment, business and residence addresses and qualifications, (b) a description of all arrangements or understandings between the

Delavan’s by-laws do not address shareholder nomination of candidates for election to the board of directors.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
shareholder and each nominee of the shareholder and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder and (c) the consent of each nominee to be named in any proxy statement and to serve as a director of Wintrust if so elected.

Shareholder Action by Written Consent:	Wintrust’s articles of incorporation and by-laws provide that its shareholders are not permitted to act by written consent. Any action required or permitted to be taken at a meeting of the shareholders must be effected at a duly called annual or special meeting.	Delavan’s by-laws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders who would have been entitled to vote upon the action if a meeting were held.

Appointment and Removal of Officers:

Wintrust’s by-laws provide that the officers shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. Each officer will hold office until his successor is duly elected or until his prior death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby.

Delavan’s by-laws provide that the officers shall be appointed by the board of directors. Each officer will hold office until his or her successor is duly appointed or until his or her prior death, resignation or removal.

Any officer may be removed by the board of directors.

Required Vote for Certain Transactions	The Wintrust articles of incorporation do not specifically discuss transactions involving merger, consolidation, or sale, lease or exchange of all or substantially all of the property or assets of the corporation. But the applicable IBCA provisions state that such a transaction must be approved by two-thirds of the outstanding shares of stock entitled to vote on the matter. The corporation may, however, without approval by a vote of shareholders, merge into itself any corporation of which at least ninety percent (90%) of the outstanding shares of each class is owned by the corporation.	The Delavan articles of incorporation do not specifically discuss transactions involving merger, consolidation, or sale, lease or exchange of all or substantially all of the property or assets of the corporation. Under the WBCL, subject to certain exceptions, a majority of all the votes entitled to be cast must approve of any plan of merger. Under the WBCL, Delavan may, however, without approval by a vote of shareholders, merge into itself any corporation of which at least ninety percent (90%) of the outstanding shares of each class is owned by Delavan.

	Wintrust Shareholder Rights	Delavan Shareholder Rights
Amendment to Charter and By laws:

An amendment to the articles of incorporation that relates to certain provisions, including, the prohibition of cumulative voting, shareholder purchase rights, the prohibition of shareholder action by written consent, the number and classification of the board of directors, director liability, indemnification and insurance, number, tenure and qualification of directors or the amendment process, must be approved by the affirmative vote of the holders of eighty-five percent (85%) or more of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Otherwise, as provided by the IBCA, the articles of incorporation may be amended by the affirmative vote of at least two-thirds of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a shareholders’ meeting.

The power to make, alter, amend or repeal the by-laws of the corporation is vested in the shareholders or the board of directors by a resolution adopted by a majority of the board of directors.

As provided by the WBCL, Delavan’s articles of incorporation may be amended by the affirmative vote of at least a majority of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a shareholders’ meeting.

The by-laws may also be altered, amended or repealed and new by-laws may be adopted by the shareholders or the board of directors.

Certain anti-takeover effects of Wintrust’s articles and by-laws and Illinois law and federal law

Certain provisions of Wintrust’s articles of incorporation, by-laws, Illinois law and certain applicable banking regulations may have the effect of impeding the acquisition of control of Wintrust by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by Wintrust’s board of directors but which individual Wintrust shareholders may deem to be in their best interests or in which Wintrust shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Wintrust’s current board of directors or management more difficult.

These provisions of Wintrust’s articles of incorporation and by-laws include the following:

•	Wintrust’s board of directors may issue additional authorized shares of Wintrust’s capital stock to deter future attempts to gain control of Wintrust, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, Wintrust’s board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

•	Wintrust’s articles of incorporation do not provide for cumulative voting for any purpose, and Wintrust’s articles of incorporation and by-laws also provide that any action required or permitted to be taken by shareholders may be taken only at an annual or special meeting and prohibit shareholder action by written consent in lieu of a meeting;

•	Wintrust’s articles of incorporation expressly elect to be governed by the provisions of Section 7.85 of the IBCA. Section 7.85 prohibits a publicly held Illinois corporation from engaging in a business combination unless, in addition to any affirmative vote required by law or the articles of incorporation of the company, the proposed business combination:

•	receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors voting together as a single class (the voting shares), and the affirmative vote of a majority of the voting shares held by disinterested shareholders;

•	is approved by at least two-thirds of the disinterested directors; or

•	provides for consideration offered to shareholders that meets certain fair price standards and satisfies certain procedural requirements.

Such fair price standards require that the fair market value per share of the consideration offered be equal to or greater than the higher of:

•	the highest per share price paid by the interested shareholder during the two-year period immediately prior to the first public announcement of the proposed business combination or in the transaction by which the interested shareholder became an interested shareholder; and

•	the fair market value per share of common stock on the first trading date after the first public announcement of the proposed business combination or on the first trading date after the date of the first public announcement that the interested shareholder has become an interested shareholder.

For purposes of Section 7.85, disinterested director means any member of the board of directors of the corporation who:

•	is neither the interested shareholder nor an affiliate or associate of the interested shareholder;

•	was a member of the board of directors prior to the time that the interested shareholder became an interested shareholder or was a director of the corporation before January 1, 1997, or was recommended to succeed a disinterested director by a majority of the disinterested directors then in office; and

•	was not nominated for election as a director by the interested shareholder or any affiliate or associate of the interested shareholder.

•

the amendment of Wintrust’s articles of incorporation must be approved by a majority vote of the board of directors and also by a two-thirds vote of the outstanding shares of Wintrust’s common stock, provided, however, that an affirmative vote of at least 85% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the articles of incorporation, including provisions (a) prohibiting cumulative voting rights, (b) relating to certain business combinations, (c) limiting the shareholders’ ability to act by written consent, (d) regarding the minimum number of directors, (e) regarding indemnification of directors and officers by Wintrust and limitation of liability for directors and (f) regarding amendment of the foregoing supermajority provisions of Wintrust’s articles of incorporation. Wintrust’s by-laws may be amended only by its board of directors.

The provisions described above are intended to reduce Wintrust’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of Wintrust’s board of directors.

The ability of a third party to acquire Wintrust is also limited under applicable banking regulations. The Bank Holding Company Act of 1956, or the Bank Holding Company Act, requires any “bank holding company” (as defined in that Act) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of Wintrust’s outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of Wintrust’s outstanding common stock under the Change in Bank Control Act of 1978. Any holder of 25% or more of Wintrust’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act. For purposes of calculating ownership thresholds under these banking regulations, bank regulators would likely at least take the position that the minimum number of shares, and could take the position that the maximum number of shares, of Wintrust common stock that a holder is entitled to receive pursuant to securities convertible into or settled in Wintrust common stock, including pursuant to Wintrust’s warrants to purchase Wintrust common stock held by such holder, must be taken into account in calculating a shareholder’s aggregate holdings of Wintrust common stock.

Certain anti-takeover effects of Delavan’s articles and by-laws and Wisconsin law and federal law

Certain provisions of Delavan’s articles of incorporation, by-laws, Wisconsin law and certain applicable banking regulations may have the effect of impeding the acquisition of control of Delavan by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by Delavan’s board of directors but which individual Delavan shareholders may deem to be in their best interests or in which Delavan shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Delavan’s current board of directors or management more difficult.

These provisions of Delavan’s articles of incorporation and by-laws include the following:

•	Delavan’s board of directors may issue additional authorized shares of Delavan’s capital stock to deter future attempts to gain control of Delavan.

•	Delavan’s articles of incorporation do not provide for cumulative voting for any purpose, and Delavan’s articles of incorporation and by-laws also provide that any action required or permitted to be taken by shareholders may be taken only at an annual or special meeting.

•	Delavan’s by-laws provide that the board of directors consists of three classes of directors, each serving for a three-year term ending in a successive year. This provision may make it more difficult to effect a takeover of Delavan because an acquiring party would generally need two annual meetings of shareholders to elect a majority of the board of directors. As a result, a classified board of directors may discourage proxy contests for the election of directors or purchasers of a substantial block of stock by preventing such a shareholder or purchaser from obtaining control of the board of directors in a relatively short period of time.

•	Delavan’s articles of incorporation provide that no person or group acting in concert may directly or indirectly acquire the beneficial ownership of more than 20% of any class of equity security of Delavan. The articles of incorporation also contain the further limitation that shares exceeding the 20% limit will not be entitled to vote or be counted as voting shares. This limitation does not apply to:

•	any purchase of shares by underwriters retained by Delavan in connection with a public offering of the stock; or

•	any acquisition approved in advance by a majority of disinterested directors, as long as the approval is obtained at a meeting where a quorum of disinterested directors is present.

•	Delavan’s common stock is subject to the restrictions on transfer contained in the by-laws known as a “right of first refusal.” If a shareholder wishes to transfer (which includes give, sell, assign, pledge) any of his or her shares of Delavan common stock then Delavan and other individual members of the Board of Directors have a right of first refusal with respect to those shares. The right of first refusal generally works as follows:

•	The right generally does not apply to a transfer between a shareholder and his or her spouse, children, parents, or siblings, or a trust created for the benefit of such persons as long as the person receiving the shares is subject to the restrictions on transfer.

•	A pledge of shares is permitted as security for a loan only if (i) the title to the shares is not transferred; (ii) voting rights to the shares are not transferred; (iii) Delavan has given its prior written consent; and (iv) there is no other sale or transfer of the shares except in accordance with the by-laws.

•	If a shareholder wishes to transfer any shares of stock to a person or entity other than those listed above, Delavan will have the first right, and its current directors the second right, to purchase all or some of the shares to be transferred. Delavan is not obligated to make any purchases of Delavan common stock, but may do so at the discretion of its board of directors. The shareholder must give notice and follow the procedures described in the by-laws.

•	If the shares are to be transferred by a proposed sale to a third party, the purchase price under the right of first refusal will be the third party offer price as disclosed in the written notice to Delavan based on a bona fide written offer to purchase, signed by the third party buyer.

•	If the shares are to be transferred other than by a sale, the purchase price will be the “redemption value” of the shares. “Redemption value” is defined in the by-laws as the excess of the amount, if any, of Delavan’s total assets over its total liabilities, divided by the number of issued and outstanding shares.

•	Any shares not purchased by Delavan or its directors may be transferred to the transferee identified in the written notice to Delavan, at the same consideration and on the same terms and conditions set forth in the notice.

•	Delavan’s articles of incorporation expressly elect to be governed by the provisions of §§180.1130-.1134 and 180.1150 of the WCBL, whether or not Delavan would otherwise be subject to those statutory provisions:

•	§§180.1130 through 180.1133 provide that “business combinations” involving a “significant shareholder” are subject to a two-thirds supermajority vote of shareholders, in addition to any approval otherwise required.

•

A “business combination” includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution and certain other transactions involving an “interested stockholder” (i.e. a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years).

•	A “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years.

•	§180.1131 and §180.1132 require business combinations between Delavan and a significant shareholder to be approved by 80% of the voting power of Delavan’s stock and at least two-thirds of the voting power of Delavan’s stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the higher of:

•	the highest price paid for any common stock of Delavan by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the Business combination,

•	the market value of Delavan’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed Business combination, whichever is highest, or

•	the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

•	§180.1150 provides that, in the election of directors, the voting power of shares held by any person (or persons acting as a group) in excess of 20% of the voting power is limited to 10% of the full voting power of those shares. This voting restriction does not apply to shares acquired directly from Delavan or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

•	§180.1134 provides that, in addition to the vote otherwise required by law or Delavan’s articles of incorporation, the approval of the holders of a majority of the shares entitled to vote is required before Delavan can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under §180.1134, shareholder approval is required for Delavan to:

•	acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares (which have the effect of deterring a shareholder from acquiring shares of common stock of Delavan with the goal of seeking to have Delavan repurchase such shares at a premium over the market price), or

•	sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

The provisions described above are intended to reduce Delavan’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of Delavan’s board of directors.

As with Wintrust, the ability of a third party to acquire Delavan is also limited under the same banking regulations described in the last paragraph of “—No solicitation of or discussions relating to an acquisition proposal” above.

DESCRIPTION OF WINTRUST CAPITAL STOCK

The following description of the capital stock of Wintrust does not purport to be complete and is qualified, in all respects, to applicable Illinois law and provisions of Wintrust’s amended and restated articles of incorporation, as amended, and Wintrust’s amended and restated by-laws. Wintrust’s amended and restated articles of incorporation and Wintrust’s amended and restated by-laws are incorporated by reference and will be sent to shareholders of Wintrust and Delavan upon request. See “Where You Can Find More Information” on page 78.

Authorized capital stock

Under its amended and restated articles of incorporation, Wintrust has the authority to issue 100 million shares of common stock, without par value, and 20 million shares of preferred stock, without par value. As of September 30, 2014 there were issued and outstanding 46,691,047 shares of Wintrust common stock, no shares of series A preferred and 126,467 shares of series C preferred.

Wintrust common stock

Wintrust Common Stock Outstanding. The outstanding shares of Wintrust common stock are, and the shares of Wintrust common stock issuable pursuant to the merger or upon the conversion of the series C preferred will be, duly authorized, validly issued, fully paid and non-assessable. The shares of Wintrust common stock issuable upon the conversion of any series A preferred that we may issue will be duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Wintrust common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Wintrust preferred stock, including the series A preferred, series C preferred and any series of preferred stock that Wintrust may designate and issue in the future. Shares of Wintrust common stock may be certificated or uncertificated, as provided by the IBCA.

Voting Rights. Each holder of Wintrust common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders of Wintrust and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of Wintrust common stock entitled to vote in any election of directors of Wintrust may elect all of the directors standing for election.

Dividend Rights. The holders of Wintrust common stock are entitled to receive dividends, if and when declared payable by Wintrust’s board of directors from any funds legally available for the payment of dividends, subject to any preferential dividend rights of Wintrust’s outstanding preferred stock, including the series A preferred and series C preferred. Upon the liquidation, dissolution or winding up of Wintrust, the holders of Wintrust common stock are entitled to share pro rata in Wintrust’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock of Wintrust, including the series A preferred and series C preferred.

Preemptive Rights. Under its amended and restated articles of incorporation, the holders of Wintrust common stock have no preemptive, subscription, redemption or conversion rights.

Wintrust series A preferred stock

Series A Preferred Stock Outstanding. As of September 30, 2014, no shares of Series A preferred were outstanding. If any shares of Series A preferred are issued in the future, the following terms would apply to such shares:

Dividends. Non-cumulative dividends on any outstanding shares of series A preferred are payable quarterly in arrears if, when and as declared by Wintrust’s board of directors, at a rate of 8.00% per year on the liquidation preference of $1,000 per share. With certain limited exceptions, if Wintrust does not pay full cash dividends on the series A preferred for the most recently completed dividend period, Wintrust may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, Wintrust common stock or other stock ranking equally with or junior to the series A preferred, including the series C preferred. The series A preferred is not redeemable by the holders thereof or by Wintrust.

Conversion. Holders of the series A preferred may convert their shares into common stock at any time. Wintrust may convert all of the series A preferred into common stock upon the consummation of certain Fundamental Transactions (as defined in the Series A Certificate of Designations), provided that Wintrust has declared and paid in full dividends on the series A preferred for the four most recently completed quarterly dividend periods. Wintrust may convert any or all of the series A preferred into common stock if, for 20 trading days during any period of 30 consecutive trading days, the closing price of Wintrust common stock exceeds $35.59 and Wintrust has declared and paid in full dividends on the series A preferred for the four most recently completed quarterly dividend periods. The conversion price of the series A preferred is subject to customary anti-dilution adjustments.

Reorganization Events and Fundamental Transactions. If Wintrust consummates a Reorganization Event (as defined in the Series A Certificate of Designations), each share of the series A preferred will, without the consent of the holders, become convertible into the kind of securities, cash and other property receivable in such Reorganization Event by a holder of the shares of common stock.

Voting Rights. Holders of the series A preferred generally do not have any voting rights, except as required by law. However, Wintrust may not amend its articles of incorporation or by-laws in a manner adverse to the rights of the series A preferred, issue capital stock ranking senior to the series A preferred or take certain other actions without the approval of the holders of the series A preferred. In addition, holders of the series A preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if Wintrust has not paid dividends on the series A preferred for four or more quarterly dividend periods, whether or not consecutive.

Wintrust series C preferred stock

Dividends. Non-cumulative dividends on the series C preferred are payable quarterly in arrears if, when and as declared by Wintrust’s board of directors, at a rate of 5.00% per year on the liquidation preference of $1,000 per share. With certain limited exceptions, if Wintrust does not pay full cash dividends on the series C preferred for the most recently completed dividend period, Wintrust may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, Wintrust common stock or other stock ranking equally with or junior to the series C preferred. The series C preferred is not redeemable by the holders thereof or by Wintrust.

Conversion. Holders of the series C preferred may convert their shares into Wintrust common stock at any time. On or after April 15, 2017, if the closing price of the Wintrust common stock exceeds 130% of the conversion price then in effect for 20 trading days during any 30 consecutive trading day period, including the last trading day of such period, ending on the trading day preceding the date Wintrust gives notice of mandatory conversion, Wintrust may at its option cause some or all of the series C preferred to be automatically converted into common stock at the then prevailing conversion rate. In addition, in connection with a Make-Whole Acquisition (as defined in the Series C Certificate of Designations), Wintrust will, under certain circumstances, be required to pay an adjustment in the form of an increase in the conversion rate upon any conversions of the series C preferred that occur during the period beginning on the effective date of the Make-Whole Acquisition and ending on the date that is 30 days after the effective date of such Make-Whole Acquisition. The adjustment in the conversion rate in the event of a Make-Whole Acquisition will be payable in shares of Wintrust common stock or the consideration into which the Wintrust common stock has been converted or exchanged in connection with the Make-Whole

Acquisition. The amount of the adjustment in the conversion rate in the event of a Make-Whole Acquisition, if any, will be based on the stock price and the effective date of the Make-Whole Acquisition. The conversion price of the series C preferred is subject to customary anti-dilution adjustments.

Reorganization Events and Fundamental Transactions. If Wintrust consummates a Reorganization Event (as defined in the Series C Certificate of Designations), each share of the series C preferred will, without the consent of the holders, become convertible into the kind of securities, cash and other property receivable in such Reorganization Event by a holder of the shares of common stock.

Voting Rights. Holders of the series C preferred generally do not have any voting rights, except as required by law. However, Wintrust may not amend its articles of incorporation in a manner adverse to the rights of the series C preferred, issue capital stock ranking senior to the series C preferred or take certain other actions without the approval of the holders of the series C preferred. In addition, holders of the series C preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if Wintrust has not paid dividends on the series C preferred for six or more quarterly dividend periods, whether or not consecutive.

Preferred stock

Blank Check Preferred Stock. Under its amended and restated articles of incorporation, the Wintrust board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the Wintrust board of directors providing for the issuance of such class or series as may be permitted by the IBCA, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by Wintrust’s shareholders.

Exchange agent and registrar

American Stock Transfer & Trust Company, LLC is the exchange agent for the merger and the transfer agent for the Wintrust common stock.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Wintrust common stock to be issued in the merger have been passed upon by Lisa J. Pattis, Wintrust’s Executive Vice President, General Counsel and Corporate Secretary. Ms. Pattis beneficially owns or has rights to acquire an aggregate of less than 1.0% of Wintrust’s common stock.

Certain matters pertaining to the federal income tax consequences of the merger have been passed upon by WIPFLI, LLP, 10000 Innovation Drive, Suite 250, Milwaukee, Wisconsin 53226.

EXPERTS

The consolidated financial statements of Wintrust Financial Corporation incorporated by reference in Wintrust Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013 and the effectiveness of Wintrust Financial Corporation’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and Wintrust Financial Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

The next annual meeting of Wintrust’s shareholders will be held in 2015. To be considered for inclusion in Wintrust’s proxy materials for that annual meeting, any shareholder proposal must have been received in writing at Wintrust’s principal office at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, by December 5, 2014. All shareholder proposals submitted for inclusion in Wintrust’s proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act.

Furthermore, in order for any shareholder to properly propose any business for consideration at Wintrust’s 2015 annual meeting, including the nomination of any person for election as a director, on any matter raised other than pursuant to Rule 14a-8 of the proxy rules adopted under the Securities Exchange Act, written notice of the shareholder’s intention to make such proposal must be furnished to Wintrust in accordance with its by-laws. Under the existing provisions of Wintrust’s by-laws, the deadline for such notice is February 21, 2015 (but not before January 22, 2015).

WHERE YOU CAN FIND MORE INFORMATION

Wintrust files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Wintrust files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1 800 SEC-0330 for additional information on the operation of the public reference facilities. Wintrust’s SEC filings are also available on its Web site at http://www.wintrust.com.

Wintrust filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Wintrust common stock to be issued to Delavan’s shareholders upon completion of the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Wintrust in addition to being a proxy statement of Delavan for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

For more information about Delavan, including copies of Delavan’s historical financial statements, you should contact Michael J. Murphy, Delavan’s President and Chief Executive Officer, or Jon Martin, Delavan’s Chief Financial Officer, at (866) 848-2265.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Wintrust to incorporate by reference information into this proxy statement/prospectus. This means that Wintrust can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus of any subsequent filing incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Wintrust has filed previously with the SEC and any additional filings Wintrust makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting; provided, however, that this proxy statement/prospectus does not incorporate by reference any documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC:

•	Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2013;

•	the sections of Wintrust’s Definitive Proxy Statement for the 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014 that are incorporated by reference in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2013;

•	Wintrust’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Wintrust’s Current Reports on Form 8-K, filed with the SEC on January 23, May 23, June 13, July 29, October 14, and October 27, 2014; and

•	the description of Wintrust common stock, which is registered under Section 12 of the Securities Exchange Act, in Wintrust’s Form 8-A filed with the SEC on January 3, 1997, including any subsequently filed amendments and reports updating such description.

You may request, either orally or in writing, and Wintrust will provide, a copy of these filings without charge by contacting Lisa J. Pattis, Wintrust’s Corporate Secretary, at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, (847) 939-9000. If you would like to request documents, please do so by January 2, 2015, to receive them before the special meeting.

All information concerning Wintrust and its subsidiaries has been furnished by Wintrust, and all information concerning Delavan and its subsidiaries has been furnished by Delavan.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to Delavan shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 26, 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Wintrust common stock as contemplated by the merger agreement will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WINTRUST FINANCIAL CORPORATION,

WINTRUST MERGER CO.

AND

DELAVAN BANCSHARES, INC.

Dated as of October 13, 2014

A-1

3.3	Authorization; No Violations	A-23
3.4	Consents and Approvals	A-23
3.5	Wintrust SEC Filings and Financial Statements	A-24
3.6	Compliance with Laws; Legal Proceedings	A-24
3.7	Wintrust Regulatory Reports	A-25
3.8	No Adverse Change	A-25
3.9	Brokers’ and Finders’ Fees	A-25
3.10	Taxation of the Merger	A-25
3.11	No Omissions	A-25

ARTICLE IV AGREEMENTS AND COVENANTS		A-25

4.1	Conduct of Business	A-25
4.2	Access to Information and Premises	A-27
4.3	Board Notices and Minutes	A-27
4.4	Regulatory Filings of Wintrust	A-28
4.5	Meeting of Shareholders of the Company	A-28
4.6	Business Relations and Publicity	A-28
4.7	Covenants Regarding Real Property	A-29
4.8	No Conduct Inconsistent with this Agreement	A-30
4.9	Loan Charge-Off; Pre-Closing Loan Review	A-31
4.10	Director and Officer Insurance Coverage	A-31
4.11	Interim Financial Statements	A-32
4.12	Dissent Process	A-32
4.13	Section 368(a) Reorganization	A-32
4.14	Treatment of Options	A-32
4.15	Untrue Representations and Warranties	A-32
4.16	Company Indebtedness	A-32
4.17	Reasonable and Diligent Efforts	A-32

ARTICLE V EMPLOYEE BENEFIT MATTERS		A-33

5.1	Benefit Plans	A-33
5.2	No Rights or Remedies	A-33

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF WINTRUST AND MERGER CO.		A-33

6.1	Representations and Warranties; Performance of Agreements	A-33
6.2	Closing Certificate	A-33
6.3	Regulatory and Other Approvals	A-33
6.4	Approval of Merger and Delivery of Articles of Merger	A-33
6.5	No Litigation	A-34
6.6	Environmental Review	A-34
6.7	Opinion of Counsel	A-35
6.8	Employment Agreements	A-35
6.9	No Adverse Changes	A-35
6.10	Minimum Net Worth and Loan Loss Reserve Requirements	A-35
6.11	Title Commitments, Surveys	A-35
6.12	Delivery of Articles of Merger	A-35
6.13	Consents	A-36
6.14	Effectiveness of the Registration Statement	A-36
6.15	Other Documents	A-36

A-ii

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		A-36

7.1	Representations and Warranties; Performance of Agreements	A-36
7.2	Closing Certificate	A-36
7.3	Regulatory and Other Approvals	A-36
7.4	Articles of Merger	A-36
7.5	No Litigation	A-36
7.6	Opinions of Counsel	A-37
7.7	No Adverse Changes	A-37
7.8	Effectiveness of the Registration Statement	A-37
7.9	NASDAQ Listing	A-37
7.10	Other Documents	A-37

ARTICLE VIII SURVIVAL; INDEMNIFICATION		A-37

8.1	Survival of Representations	A-37
8.2	Indemnification	A-37
8.3	Indemnification Procedure	A-38
8.4	Appointment of Shareholders’ Agent	A-39
8.5	Adjustment to Merger Consideration	A-39
8.6	Sole and Exclusive Remedy	A-39
8.7	Arbitration	A-39

ARTICLE IX GENERAL		A-40

9.1	Termination Fees; Expenses	A-40
9.2	Termination	A-41
9.3	Confidential Information	A-41
9.4	Non-Assignment	A-42
9.5	Notices	A-42
9.6	Counterparts	A-42
9.7	Knowledge	A-43
9.8	Interpretation	A-43
9.9	Entire Agreement	A-43
9.10	Governing Law	A-43
9.11	Severability	A-43

A-iii

EXHIBITS

Exhibit A	Voting Agreement
Exhibit B	Form of Option Conversion Agreement
Exhibit C	Form of Opinion of Company Counsel
Exhibit D	Form of Employment Agreement
Exhibit E	Form of Opinion of Wintrust Counsel
Exhibit F	Form of Date Down Endorsements

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of the 13th day of October, 2014, by and among WINTRUST FINANCIAL CORPORATION, an Illinois corporation (“Wintrust”), WINTRUST MERGER CO., a Wisconsin corporation and wholly owned subsidiary of Wintrust (“Merger Co.”), and DELAVAN BANCSHARES, INC., a Wisconsin corporation (the “Company”). Wintrust, Merger Co. and the Company are each referred to in this Agreement as a “Party” and collectively in this Agreement as the “Parties.”

RECITALS

WHEREAS, the board of directors of each of Wintrust, Merger Co. and the Company have approved and declared it advisable and in the best interests of the Parties and their respective shareholders to effect a reorganization, whereby the Company will merge with and into Merger Co., in the manner and on the terms and subject to the conditions set forth in ARTICLE I (the “Merger”), as a result of which the Surviving Corporation (as defined below) will become a wholly owned subsidiary of Wintrust;

WHEREAS, for federal income tax purposes the Parties desire and intend that the Merger qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code; and

WHEREAS, certain shareholders of the Company have entered into a Voting Agreement, a copy of which is attached hereto as Exhibit A, by which they agree to vote in favor of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined in Section 1.10) and in accordance with the Wisconsin Business Corporation Law (the “WBCL”), the Company shall be merged with and into Merger Co., whereupon the separate corporate existence of the Company shall cease, and Merger Co. shall continue as the corporation surviving the Merger (the “Surviving Corporation”).

1.2 Effective Time. As of the Closing, the Parties will cause articles of merger (the “Articles of Merger”) to be executed and filed with the State of Wisconsin Department of Financial Institutions Division of Corporate & Consumer Services (“WDFI”) as provided in the WBCL. The Merger shall become effective on the date and time (referred to as the “Effective Time”) at which the Articles of Merger are duly filed with WDFI, or at such other date and time as is agreed among the Parties and specified in the Articles of Merger.

1.3 Effects of the Merger. At and as of the Effective Time:

(a) as a result of the Merger, the articles of incorporation and the by-laws of Merger Co. shall be the articles of incorporation and the by-laws of the Surviving Corporation;

(b) the persons serving as directors of Merger Co. shall comprise the board of directors of the Surviving Corporation, and the officers of the Company shall be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal; and

(c) the Merger shall have the effects set forth in Section 180.1106 of WBCL.

1.4 Merger Consideration; Conversion of Shares.

(a) Merger Consideration. The aggregate consideration to be paid in the Merger (the “Merger Consideration”) shall be $38,000,000, subject to adjustment pursuant to Section 6.10(b). The Merger Consideration is intended to be paid fifty percent (50%) in cash and fifty percent (50%) in shares of Wintrust Common Stock (as defined below).

(b) “Per Share Merger Consideration” shall mean the following:

(i) an amount of cash equal to (A) the product obtained by multiplying (I) the Merger Consideration by (II) 0.5, with the resultant amount divided by (B) the number of shares of Company Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time, rounded to the nearest $0.01 (the “Per Share Cash Consideration”); plus

(ii) a number of shares of Wintrust Common Stock equal to (A) the quotient obtained by dividing (I) the Aggregate Share Amount (as defined below) by (II) the number of shares of Company Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time, rounded to the nearest thousandth of a share (0.001), multiplied by (B) 0.5, such product rounded to the nearest thousandth of a share (0.001) (the “Per Share Stock Consideration”).

(c) The “Aggregate Share Amount” shall be determined as follows:

(i) If the unweighted average of the high and low sale prices of a share of common stock, without par value, of Wintrust (“Wintrust Common Stock”) as reported on the Nasdaq Global Select Market for each of the ten (10) trading days ending on the second (2nd) trading day preceding the Closing Date (the “Wintrust Common Stock Price”) is at least $39.50 and no more than $49.50, the Aggregate Share Amount shall be the number of shares of Wintrust Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (A) the Merger Consideration by (B) the Wintrust Common Stock Price;

(ii) If the Wintrust Common Stock Price is less than $39.50, the Aggregate Share Amount shall be 962,025 shares of Wintrust Common Stock (the Merger Consideration divided by $39.50); and

(iii) If the Wintrust Common Stock Price is greater than $49.50, the Aggregate Share Amount shall be 767,676 shares of Wintrust Common Stock (the Merger Consideration divided by $49.50).

(d) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of the Company, $1.00 par value per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 1.5 and Dissenting Shares (as defined in Section 1.8) shall be converted into the right to receive the Per Share Merger Consideration and thereupon shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. Each certificate previously evidencing any such share of Company Common Stock (other than shares cancelled pursuant to Section 1.5 and Dissenting Shares) shall thereafter represent only the right to receive, upon surrender of such certificate in accordance with Section 1.6(c), the Per Share Merger Consideration (and cash in lieu of any fractional shares in accordance with Section 1.7). The holders of any such certificates previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by law.

(e) If, between the date of this Agreement and the Effective Time, shares of Wintrust Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, then the number of shares of Wintrust Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted so that the number of such shares of Wintrust Common Stock (or such class of shares into which shares of Wintrust Common Stock have been changed) that will be issued in exchange for the shares of Company Common Stock will equal in number of such shares that the holders of Company Common Stock would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefore had been immediately following the Effective Time.

(f) Notwithstanding the foregoing, the Merger Consideration is subject to adjustment pursuant to Section 6.10(b). In the event the Closing Balance Sheet of the Company reflects the Company’s shareholders’ equity at less than the Minimum Adjusted Net Worth applicable to the Company, the Merger Consideration shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall. Any such reduction shall be allocated equally to the cash and stock portions of the Merger Consideration.

1.5 Cancellation of Treasury Shares. At the Effective Time, each share of Company Common Stock held as treasury stock or otherwise held by the Company or Community Bank CBD, a Wisconsin state bank and wholly owned subsidiary of the Company (the “Bank”) (other than in a fiduciary capacity, if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no Per Share Merger Consideration shall be exchanged therefor.

1.6 Exchange of Certificates.

(a) At or prior to the Closing Date, Wintrust shall authorize the issuance of and shall make available to American Stock Transfer & Trust Company, LLC, Wintrust’s Exchange Agent (the “Exchange Agent”), for the benefit of the holders of Company Stock Certificates for exchange in accordance with this ARTICLE I, (i) a sufficient number of shares of Wintrust Common Stock, to be issued by book-entry transfer, for payment of the Per Share Stock Consideration pursuant to Section 1.4(b)(ii), (ii) sufficient cash for payment of the Per Share Cash Consideration pursuant to Section 1.4(b)(i), and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Wintrust Common Stock in accordance with Section 1.7. Such amount of cash and shares of Wintrust Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to as the “Conversion Fund.” Wintrust shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b) Within three (3) business days after the Closing Date, Wintrust shall cause the Exchange Agent to mail to each holder of record of one or more Company Stock Certificates a letter of transmittal (“Letter of Transmittal”), in the form to be agreed by the Parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in properly effecting the surrender of the Company Stock Certificates pursuant to this Agreement.

(c) Promptly upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed Letter of Transmittal, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Per Share Stock Consideration and the Per Share Cash Consideration deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(e) No dividends or other distributions declared with respect to Wintrust Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this ARTICLE I. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Wintrust Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 1.4. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Wintrust Common Stock into which such holder’s Company Common Stock shall have been converted.

(f) Any portion of the Conversion Fund that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Corporation, or its successors in interest. Any shareholders of the Company who have not theretofore complied with this ARTICLE I shall thereafter look only to the Surviving Corporation, or its successors in interest, for the issuance of the Per Share Stock Consideration, the payment of the Per Share Cash Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such shareholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on such Per Share Stock Consideration. Notwithstanding the foregoing, none of Wintrust, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE I, the Per Share Cash Consideration, the Per Share Stock Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement.

1.7 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Wintrust Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of shares of Company Common Stock who would otherwise be entitled to receive a fractional share of Wintrust Common Stock pursuant to this ARTICLE I shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Wintrust Common Stock Price by the fractional share of Wintrust Common Stock to which such former holder would otherwise be entitled.

1.8 Dissenting Shares. Any holder of record of shares of Company Common Stock otherwise entitled to receive the Per Share Merger Consideration in exchange for each of his or her shares of Company Common Stock shall be entitled to demand payment in cash of the fair value for his or her shares of Company Common Stock as specified in Sections 180.1301 through 180.1331 of the WBCL if the holder fully complies with the requirements specified therein (such shares hereinafter referred to as “Dissenting Shares”). No holder of Dissenting Shares shall, after the Effective Time, be entitled to receive any shares of Wintrust Common Stock or any payment of the Per Share Merger Consideration pursuant to this Agreement, or be entitled to vote for any purpose or receive any dividends or other distributions with respect to such Wintrust Common Stock; provided, however, that shares of Company Common Stock held by a dissenting shareholder who subsequently withdraws a demand for payment, fails to comply with the requirements of Sections 180.1301 through 180.1331 of the WBCL, or otherwise fails to establish the right of such shareholder to receive payment in cash of the fair value of such shareholder’s shares under the WBCL shall be deemed to be converted into the right to receive the Per Share Merger Consideration in exchange for each such share, upon surrender of the certificate or certificates that formerly evidenced such Dissenting Shares in the manner set forth in Section 1.6.

1.9 Company Stock Options.

(a) At the Effective Time, each option granted by the Company under the terms of the Delavan Bancshares, Inc. 2004 Executive Stock Option Plan, as amended (the “Company Option Plan”) to purchase Company Common Stock that is outstanding and unexercised immediately prior to the Effective Time (an “Outstanding Company Option”), shall be converted into an option to purchase shares of Wintrust Common Stock (a “Converted Option”) in such number and at such exercise price as set forth herein and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time except to the extent that such Outstanding Company Options shall be altered in accordance with their terms as a result of the Merger contemplated hereby, as follows: (i) the number of shares of Wintrust Common Stock to be subject to the Converted Option shall be equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to the original

Outstanding Company Option by (2) the quotient obtained by dividing the Per Share Merger Consideration by the Wintrust Common Stock Price (such quotient, the “Option Exchange Ratio”); (ii) the exercise price per share of Wintrust Common Stock under the Converted Option shall be equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock under the original Outstanding Company Option by (2) the Option Exchange Ratio; and (iii) upon exercise of each Converted Option by a holder thereof, the aggregate number of shares of Wintrust Common Stock deliverable upon such exercise shall be rounded down, if necessary, to the nearest whole share and the aggregate exercise price shall be rounded up, if necessary, to the nearest cent.

(b) The adjustments provided herein with respect to any Outstanding Company Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code.

(c) The Company Option Plan shall be amended, effective as of the Effective Time, to provide for the conversion of Outstanding Company Options in accordance with Section 1.9(a) (the “Plan Amendment”). The Company shall provide to Wintrust, not less than five (5) business days prior to the Closing Date, copies of an agreement in the form of Exhibit B attached hereto (the “Option Conversion Agreement”) from each of the holders of Outstanding Company Options acknowledging their agreement and consent to the Plan Amendment and to such terms of conversion set forth in this Section 1.9.

1.10 Closing. The consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held on the fifth (5th) business day following the date on which all of the conditions set forth in ARTICLE VI and ARTICLE VII have been satisfied, or on such other date as the Parties may mutually agree (the “Closing Date”). In the event of the filing of any motion for rehearing or any appeal from the decision of any regulatory authority approving the transactions contemplated in this Agreement or any legal proceedings of the type contemplated by Sections 6.5 or 7.5, Wintrust or the Company may postpone the Closing by written notice to the other parties until such approvals have been obtained or such motion, appeal or litigation has been resolved, but in no event shall such Closing be postponed beyond the close of business on January 31, 2015 (except as may be extended pursuant to Section 9.2(b)) without the consent of the boards of directors of Wintrust and the Company. The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois, or at such other place and time upon which the Parties may agree.

ARTICLE II

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as set forth in the specific Schedule relating to each specific and corresponding Section or Subsection below, the Company hereby represents and warrants to Wintrust as of the date hereof and as of the Closing Date as follows:

2.1 Organization.

(a) The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. The Company is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. As used in this Agreement, “Material Adverse Effect” shall mean changes, developments, occurrences or events having a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company, the Bank or the Bank Subsidiary (as defined below) referenced in such usage; provided, however, that “Material Adverse Effect” shall not be deemed to include the effects of (i) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions, (ii) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism, (iii) changes or proposed changes after the date hereof in United States generally accepted accounting principles (“GAAP”), promulgated bank regulatory accounting practices or authoritative interpretations thereof, (iv) changes or proposed changes after the date hereof in applicable law (in the case of each of these clauses (i), (ii), (iii) or (iv), other than changes, developments occurrences or events to the extent that they have or would reasonably be expected to have a materially disproportionate adverse effect on the assets, liabilities, business or results of operations of the Company, the Bank or the Bank Subsidiary referenced in such usage), (v) the negotiation, execution or announcement of the Merger or this Agreement; or (vi) any actions by the Parties as required or contemplated by this Agreement or taken with the consent of the other Parties.

(b) The Bank is a state bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the State of Wisconsin, and has the requisite power and authority to own its properties and to carry on its business as presently conducted.

(c) CB Investments, Inc. is a corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. CBD Holdings, LLC, is a Wisconsin limited liability company, duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the organizational power and authority to own its properties and to carry on its business as presently conducted. Ponds of Darien LLC, is a Wisconsin limited liability company, duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the organizational power and authority to own its properties and to carry on its business as presently conducted. CB Investments, Inc., CBD Holdings, LLC and Ponds of Darien LLC are collectively called the “Bank Subsidiary” in this Agreement. Each entity constituting the Bank Subsidiary is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Bank Subsidiary. Each entity constituting the Bank Subsidiary is a wholly owned subsidiary of the Bank.

(d) Other than (i) the Bank, (ii) the Bank Subsidiary, (iii) its investments in Investment Securities (as defined in Section 2.13(a)) and (iv) securities owned in a fiduciary capacity or set forth on Schedule 2.1(d), the Company does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any individual, corporation, association, partnership, trust, limited liability company, unincorporated organization or other entity or group (any such individual or entity, a “Person”), nor do any of the Company, the Bank or the Bank Subsidiary have any outstanding contractual obligations to provide funds or lend for investment purposes, or to make any investment (in the form of capital contribution or otherwise) in, any Person.

2.2 Organizational Documents; Minutes and Stock Records. The Company has furnished Wintrust with copies of the articles of incorporation and by-laws of each of the Company and the Bank Subsidiary, and the charter and by-laws of the Bank, in each case as amended to the date hereof, and with such other documents as requested by Wintrust relating to the authority of the Company, the Bank and the Bank Subsidiary to conduct their respective businesses (other than minutes reflecting discussions of confidential regulatory matters and discussions regarding the Merger and this Agreement). All such documents are complete and correct. The stock registers and minute books of the Company, the Bank and the Bank Subsidiary are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, shareholders, board of directors, and committees of the boards of directors of the Company, the Bank and the Bank Subsidiary, respectively, and all transactions in each such entity’s capital stock occurring since the initial organization of the Company, the Bank and the Bank Subsidiary, respectively.

2.3 Capitalization.

(a) The Company. The authorized capital stock of the Company consists of 400,000 shares of common stock, $1.00 par value per share, of which 373,989 shares are issued and outstanding as of the date of this Agreement and 2,489 shares are held in treasury. The issued and outstanding shares of Company Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. None of the shares of Company Common Stock are subject to any preferences, qualifications, limitations, restrictions or special or relative rights under the Company’s articles of incorporation as in effect as of the date of this Agreement. Except for the Outstanding Company Options under the Company Option Plan, there are no options, warrants, agreements, contracts, or other rights in existence to purchase or acquire from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued. Except for the Voting Agreement to be entered into concurrently with this Agreement, there are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in the Company. Schedule 2.3(a) sets forth a true and complete list of all shareholders of record of the Company, indicating their name and address of record and number of shares of capital stock of the Company held by each such shareholder.

(b) The Bank. The authorized capital stock of the Bank consists of 1,000,000 shares of common stock, $1.00 par value per share, of which 1,000,000 shares are issued and outstanding, all of which are owned by the Company. The issued and outstanding shares of common stock of the Bank have been duly and validly authorized and issued and are fully paid and non-assessable (except as provided in Section 220.07 of Wisconsin Statutes) and owned by the Company. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Bank any shares of capital stock of the Bank, whether now or hereafter authorized or issued.

(c) The Bank Subsidiary:

(i) The authorized capital stock of CB Investments, Inc. consists of 1,000 shares of common stock, $1.00 par value per share, of which 1,000 shares are issued and outstanding, all of which are owned by the Bank. The issued and outstanding shares of common stock of CB Investments, Inc. have been duly and validly authorized and issued and are fully paid and non-assessable and owned by the Bank. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from CB Investments, Inc. any shares of capital stock of CB Investments, Inc., whether now or hereafter authorized or issued.

(ii) The Bank owns 100% of the issued and outstanding member interests of CBD Holdings, LLC. The issued and outstanding member interests of CBD Holdings, LLC are duly and validly authorized and issued. The Bank is under no obligation to contribute additional capital to CBD Holdings, LLC. There are no options, agreements, contracts, or other rights in existence to purchase or acquire additional member interests from CBD Holdings, LLC, whether now or hereafter authorized or issued.

(iii) The Bank owns 100% of the issued and outstanding member interests of Ponds of Darien LLC. The issued and outstanding member interests of Ponds of Darien, LLC are duly and validly authorized and issued. The Bank is under no obligation to contribute additional capital to Ponds of Darien, LLC. There are no options, agreements, contracts, or other rights in existence to purchase or acquire additional member interests from Ponds of Darien, LLC, whether now or hereafter authorized or issued.

2.4 Authorization; No Violation. The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and do not violate or conflict with the Company’s articles of incorporation, by-laws, the WBCL, or any applicable law, court order or decree to which the Company, the Bank or the Bank Subsidiary is a party or subject, or by which the Company, the Bank or the Bank Subsidiary, or any of their respective properties are bound, and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby other than the requisite approval of the Merger by the shareholders of the Company. The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which the Company, the Bank, the Bank Subsidiary or any of their respective properties are bound other than (i) the requisite prior approval of the Merger by the holders of the Company’s indebtedness referenced in Section 6.10 and (ii) the acceleration of certain indebtedness of the Company, as set forth on Schedule 2.4, upon a change in control or sale of substantially all of the Company’s assets. This Agreement, when executed and delivered, and subject to the regulatory approvals described in Section 2.5, will be a valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

2.5 Consents and Approvals. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a

“Governmental Authority”) or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger, except for (a) those third-party consents, approvals, filings or registrations set forth on Schedule 2.5, (b) the filing by Wintrust of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA (the “Federal Reserve Application”), (c) the filing of an application with the Division of Banking of the Wisconsin Department of Financial Institutions (the “Wisconsin Application”, and together with the Federal Reserve Application, the “Applications”), (d) the filing of the Articles of Merger with WDFI, and (e) the approval of this Agreement and the Merger by the requisite vote of the shareholders of the Company.

2.6 Financial Statements. Schedule 2.6 sets forth true and complete copies of the following financial statements (collectively, the “Financial Statements”): (a) the consolidated balance sheets of the Company, the Bank and the Bank Subsidiary as of December 31, 2011, 2012 and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years then ended; (b) the consolidated balance sheet of the Company, the Bank and the Bank Subsidiary as of December 31, 2013 (the “Balance Sheet,” and such date, the “Balance Sheet Date”) and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal year then ended (the “Financial Statements”); and (c) the consolidated interim balance sheet of the Company, the Bank and the Bank Subsidiary as of August 31, 2014 (the “Interim Balance Sheet”) and the related statements of income and changes in shareholders’ equity for the eight (8)-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Financial Statements are complete and correct and have been prepared in conformance with GAAP applied on a consistent basis throughout the periods involved. Each balance sheet (including any related notes) included in the Financial Statements presents fairly the consolidated financial position of the Company, the Bank and the Bank Subsidiary as of the date thereof, and each income statement (including any related notes) and statement of cash flow included in the Financial Statements presents fairly the consolidated results of operations and cash flow, respectively, of the Company, the Bank and the Bank Subsidiary for the period set forth therein; provided, however, that the Interim Financial Statements contain all adjustments necessary for a fair presentation, subject to normal, recurring year-end adjustments (which adjustments will not be, individually or in the aggregate, material), and lack footnotes. The books, records and accounts of each of the Company, the Bank and the Bank Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and all items of income and expense, assets and liabilities and accruals relating to the Company and the Bank, as applicable.

2.7 No Undisclosed Liabilities. Neither the Company, the Bank nor the Bank Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or, to the knowledge of the Company and the Bank, circumstances existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Statements, (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the Schedules provided for herein, excluding any liabilities for Company, Bank or Bank Subsidiary breaches thereunder, and (c) liabilities, not material in the aggregate and incurred in the Ordinary Course of Business, which, under GAAP, would not be required to be reflected on a balance sheet prepared as of the date hereof. An action taken in the “Ordinary Course of Business” shall mean an action taken in the ordinary course of business of the Company, the Bank or the Bank Subsidiary, as applicable, in conformity with past custom and practice (including with respect to quantity and frequency). Any liabilities incurred in connection with litigation or judicial, administrative or arbitration proceedings or claims against the Company, the Bank or the Bank Subsidiary shall not be deemed to be incurred in the Ordinary Course of Business.

2.8 Loans; Loan Loss Reserves.

(a) Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Loans”) reflected on the books and records of the Bank is evidenced by appropriate and sufficient documentation adequate for the enforcement of the material terms of such Loans and of the related security interests, mortgages and other liens, and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by applicable laws which may affect the availability of equitable remedies. Except as provided in Schedule 2.8(a), no obligor named in any

Loan has provided notice (whether written or, to the knowledge of the Company or the Bank, oral) to the Company or the Bank that such obligor intends to attempt to avoid the enforceability of any term of any Loan under any such laws or equitable remedies, and no Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Loan. All Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither the Company nor the Bank has entered into any loan repurchase agreements.

(b) The reserves for loan and lease losses shown on each of the balance sheets contained in the Financial Statements are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of the Bank in excess of such reserves, in each case as shown on the Interim Balance Sheet, are, to the knowledge of the Company and the Bank, collectible in accordance with their terms.

2.9 Properties and Assets.

(a) Real Property. Schedule 2.9(a) sets forth a complete and correct description of all real property owned by the Company, the Bank or the Bank Subsidiary or in which the Company, the Bank or the Bank Subsidiary has a legal interest (other than as a mortgagee) (the “Real Property”). Except as set forth on Schedule 2.9(a), no real property or improvements are carried on the Bank’s books and records as Other Real Estate Owned. The Company, the Bank and the Bank Subsidiary own all Real Property used by them in the conduct of their respective businesses as such businesses are presently conducted. Except as otherwise set forth on Schedule 2.9(a), the ownership of the Company, the Bank or the Bank Subsidiary in such Real Property is not subject to any mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exceptions or restrictions or claims or charges of any kind (collectively, “Encumbrances”), except for Permitted Encumbrances. As used in this Agreement, “Permitted Encumbrances” shall mean (i) Encumbrances arising under conditional sales contracts and equipment leases with third parties under which the Company, the Bank or the Bank Subsidiary is not delinquent or in default, (ii) carriers’, workers’, repairers’, materialmen’s, warehousemen liens’ and similar Encumbrances incurred in the Ordinary Course of Business, (iii) Encumbrances for taxes not yet due and payable or that are being contested in good faith and for which proper reserves have been established and reflected on the Interim Balance Sheet, (iv) minor exceptions or defects in title to real property or recorded easements, rights-of-way, covenants, conditions or restrictions that in each case do not materially impair the use thereof, (v) zoning and similar restrictions on the use of real property, and (vi) in the case of any leased assets, (A) the rights of any lessor under the applicable lease agreement or any Encumbrance granted by any such lessor and (B) any statutory lien for amounts not yet due and payable, or that are being contested in good faith and for which proper reserves have been established and reflected on the Interim Balance Sheet. All material certificates, licenses and permits required for the lawful use and occupancy of any real property by the Company, the Bank or the Bank Subsidiary, as the case may be, have been obtained and are in full force and effect. Except as disclosed in Schedule 2.9(a), neither the Company, the Bank nor the Bank Subsidiary is the lessor or lessee of any real property.

(b) Personal Property; Sufficiency of Assets. Schedule 2.9(b) sets forth a complete and correct description of all tangible personal property owned by the Company, the Bank or the Bank Subsidiary, or used by the Company, the Bank or the Bank Subsidiary and having book value reflected as an Asset in the Interim Balance Sheet. The Company, the Bank or the Bank Subsidiary has good and valid title to, or a valid leasehold interest in, all tangible and intangible assets used, intended or required for use by the Company, the Bank or the Bank Subsidiary in the conduct of their businesses, free and clear of any Encumbrances, except for Permitted Encumbrances, and all such tangible personal property is in good working condition and repair, normal wear and tear excepted.

2.10 Material Contracts. Schedule 2.10 lists all Material Contracts, true and complete copies of which have been delivered to Wintrust, except with respect to those Material Contracts described in Section 2.10(g) for which the Company has delivered to Wintrust a complete and correct list and made available to Wintrust during the course of its due diligence investigation. “Material Contracts” include every contract, commitment, or arrangement (whether written or oral) of a material nature (or that assumes materiality because of its continuing nature) under which the Company, the Bank or the Bank Subsidiary is obligated on the date hereof, including the following:

(a) all agreements for consulting, professional, advisory, and other services, including engagement letters, and including contracts pursuant to which the Company, the Bank or the Bank Subsidiary performs services for others;

(b) any leases for real property for which the Company, the Bank or the Bank Subsidiary is a tenant, and any leases of personal property;

(c) any contract for the sale of any asset or real or personal property of the Company, the Bank or the Bank Subsidiary (other than in the Ordinary Course of Business) or the grant of any preferential rights to purchase any assets or property of the Company, the Bank or the Bank Subsidiary or requiring consent of any party to the transfer thereof;

(d) any contracts, commitments and agreements for the acquisition, development or disposition of real or personal property other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $100,000;

(e) all contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, consultants or agents of the Company, the Bank or the Bank Subsidiary, and all pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company, the Bank or the Bank Subsidiary, including all Benefit Plans as defined in Section 2.21;

(f) all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of the Company, the Bank or the Bank Subsidiary;

(g) all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of any single borrower or related group of borrowers if the aggregate amount of all such loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness extended to such borrower or related group of borrowers exceeds $500,000;

(h) all agreements, contracts, mortgages, loans, deeds of trust, leases, commitments, indentures, notes, instruments and other arrangements which are with officers or directors of the Company, the Bank or the Bank Subsidiary, any “affiliates” of the Company, the Bank or the Bank Subsidiary within the meaning of Section 23A of the Federal Reserve Act or any record or beneficial owner of 5% or more of Company Common Stock, or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of any such person, excepting any ordinary and customary loans and deposits that comply with applicable banking regulations;

(i) any contract involving total future payments by the Company, the Bank or the Bank Subsidiary of more than $100,000 or which requires performance by the Company, the Bank or the Bank Subsidiary beyond the first anniversary of the Closing Date, that by its terms does not terminate or is not terminable by the Company, the Bank or the Bank Subsidiary, as applicable, without penalty within 30 days after the date of this Agreement;

(j) any contract granting an Encumbrance upon any assets or properties of the Company, the Bank or the Bank Subsidiary;

(k) except for provisions of the articles of incorporation and by-laws of the Company or the Bank or the articles of organization or operating agreement of the Bank Subsidiary, any agreement to assume or guarantee any liability or to indemnify any Person (other than the Company, the Bank or the Bank

Subsidiary) with respect to liabilities relating to any current or former business of the Company, the Bank or the Bank Subsidiary, or any predecessor thereof (other than contained in agreements entered into in the Ordinary Course of Business);

(l) any powers of attorney (other than those entered into in the Ordinary Course of Business or contained in agreements entered into in the Ordinary Course of Business);

(m) any confidentiality or non-disclosure agreement, other than customary agreements entered into in the Ordinary Course of Business or related to the transaction subject to this Agreement;

(n) any joint venture, partnership, marketing or similar agreements with any other Person; and

(o) all other material contracts, made other than in the Ordinary Course of Business of the Company, the Bank or the Bank Subsidiary or related to the transaction subject to this Agreement, to which either the Company, the Bank or the Bank Subsidiary is a party or under which either the Company, the Bank or the Bank Subsidiary is obligated.

2.11 No Defaults. Each of the Company, the Bank and the Bank Subsidiary has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all Material Contracts to which it is a party. There are no breaches or defaults by the Company, the Bank or the Bank Subsidiary under any Material Contract that could give rise to a right of termination or claim for material damages under such Material Contract, and no event has occurred that, with the lapse of time or the election of any other party, will become such a breach or default by the Company, the Bank or the Bank Subsidiary. To the knowledge of the Company, the Bank and the Bank Subsidiary, no breach or default by any other party under any Material Contract has occurred or is threatened that will or could impair the ability of the Company, the Bank or the Bank Subsidiary to enforce any of its rights under such Material Contract.

2.12 Conflict of Interest and Other Transactions. No officer or director of the Company, the Bank, the Bank Subsidiary or holder of 10% or more of the Company Common Stock or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of such person: (a) has any direct or indirect ownership interest in (i) any entity which does business with, or is a competitor of, the Company, the Bank or the Bank Subsidiary (other than the ownership of not more than 1% of the outstanding capital stock of such entity if such stock is listed on a national securities exchange or market or is regularly traded in the over-the-counter market by a member of a national securities exchange or market) or (ii) any property or asset which is owned or used by the Company, the Bank or the Bank Subsidiary in the conduct of their respective businesses; or (b) has any financial, business or contractual relationship or arrangement with the Company, the Bank or the Bank Subsidiary, excluding any agreements and commitments entered into in respect of the Bank’s acceptance of deposits and investments or the making of any loans, in each case in the Ordinary Course of Business of the Bank.

2.13 Investments.

(a) Set forth on Schedule 2.13(a)(i) is a complete and correct list and description as of August 31, 2014, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company, the Bank or the Bank Subsidiary, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Investment Securities”). Except as set forth on Schedule 2.13(a)(ii) with respect to each Investment Security, the Company, the Bank or the Bank Subsidiary has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth on Schedule 2.13(a)(iii), no Investment Securities are pledged to secure obligations of the Company, the Bank or the Bank Subsidiary. The Investment Securities are valued on the books of the Company, the Bank and the Bank Subsidiary in accordance with GAAP. Except as set forth on Schedule 2.13(a)(ii) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company, the Bank or the Bank Subsidiary to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company, the Bank or the Bank Subsidiary is a party, the Company, the Bank or the Bank Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(b) None of the Company, the Bank or the Bank Subsidiary has sold or otherwise disposed of any Investment Securities in a transaction in which the acquirer of such Investment Securities or other person has the right, either conditionally or absolutely, to require the Company, the Bank or the Bank Subsidiary to repurchase or otherwise reacquire any such Investment Securities.

(c) There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which the Company, the Bank or the Bank Subsidiary is bound.

(d) To the knowledge of the Company, the Bank and the Bank Subsidiary, in the absence of the transactions contemplated hereby, continuing to hold the Investment Securities in their current form would not form the basis for an assertion of any violation of 12 U.S.C. § 1851 and the regulations promulgated in connection therewith (the “Volcker Rule”) by any of the Company, the Bank or the Bank Subsidiary.

2.14 Compliance with Laws; Legal Proceedings.

(a) Except as set forth on Schedule 2.14(a), the Company, the Bank and the Bank Subsidiary are each in compliance in all material respects with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks, their holding companies and their subsidiaries or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of the Company, the Bank or the Bank Subsidiary, or the assets owned, used, occupied or managed by any of them.

(b) Each of the Company, the Bank and the Bank Subsidiary holds all licenses, certificates, permits, authorizations, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of its business and the ownership of its assets (collectively, “Licenses”), all such Licenses are in full force and effect, and none of the Company, the Bank or the Bank Subsidiary has received any notice (whether written or, to the knowledge of the Company or the Bank, oral) of any pending or threatened action by any Governmental Authority to suspend, revoke, cancel or limit any License.

(c) Except as set forth on Schedule 2.14(c), there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company or the Bank, threatened or contemplated against or affecting the Company, the Bank or the Bank Subsidiary, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or formal supervisory agreement of any kind in existence against or restraining the Company, the Bank or the Bank Subsidiary from taking any action of any kind in connection with their respective businesses. Except as set forth on Schedule 2.14(c), neither the Company nor the Bank has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the knowledge of the Company or the Bank, oral) of formal enforcement actions, or any criticism or recommendation of a material nature concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority or disclosed to Wintrust in connection with its due diligence investigation of the Company, the Bank and the Bank Subsidiary, and neither the Company nor the Bank has any reasonable basis for believing that any such notice or threat, criticism, recommendation or suggestion not otherwise disclosed herein is contemplated.

2.15 Insurance. Schedule 2.15 sets forth a complete and correct list of all policies of insurance in which the Company, the Bank or the Bank Subsidiary is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of the Company, the Bank or the Bank Subsidiary, or which is owned or carried by the Company, the Bank or the Bank Subsidiary. All such policies are legal, valid, binding, enforceable and in full force and effect as of the date hereof and will continue in effect until Closing (or if such policies are cancelled or lapse prior to Closing, renewals or replacements thereof will be entered into in the Ordinary Course of Business). No application for any such policies included a material misstatement or omission. All premiums and costs with respect to such policies are set forth on Schedule 2.15 and have been paid to the extent due. None of the Company, the Bank or the Bank Subsidiary is in breach or default under any such policy, and to the knowledge of the Company and the Bank no event has occurred which, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration, under such policy. No claim currently is pending under any such policy involving an amount in excess of $75,000. All material insurable risks in respect of the business and assets of the Company, the Bank and the Bank Subsidiary are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company, the Bank and the Bank Subsidiary are engaged. None of the Company, the Bank or the Bank Subsidiary has received any notice (whether written or, to the knowledge of the Company and the Bank, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

2.16 Taxes.

(a) Definitions. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (1) any and all U.S. federal, state, local and non-U.S. taxes, duties, fees, premiums, assessments, imposts, levies, tariffs and other charges of any kind whatsoever imposed, assessed, reassessed or collected by any governmental entity, including all interest, penalties, fines, installments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any governmental entity in respect thereof, and including those related to, or levied on, or measured by, or referred to as, net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits, gross receipts, royalty, capital, capital gain, sales, goods and services, harmonized sales, use, value added, ad valorem, transfer, land transfer, real property, capital stock, personal property, environmental, business, property development, occupancy, franchise, license, withholding, payroll, employment, employer health, health insurance, social services, education, all surtaxes, unemployment or employment insurance premiums, workers compensation payments, excise, severance, stamp, premium, escheat, or windfall profits, alternative or minimum taxes, customs duties, import and export taxes, countervail and anti-dumping, and registration fees, whether disputed or not and whether payable directly or by withholding and whether or not requiring the filing of a Tax Return; (2) any liability of the Company, the Bank or the Bank Subsidiary for the Taxes described in clause (1) hereof arising as a result of being or ceasing to be a member of a consolidated, affiliated or combined group whether pursuant to Treasury Regulation §1.1502-6 (and any corresponding provision of state, local or foreign law) or otherwise; and (3) any liability for Taxes referenced in clauses (1) and (2) as a transferee, successor, guarantor, by contract or by operation of applicable laws or otherwise.

(b) Tax Returns and Audits.

(i) The Company, the Bank and the Bank Subsidiary have each prepared and timely filed all material U.S. federal, state, local and non-U.S. returns, elections, notices, filings, declarations, forms, claims for refund, estimates, information statements, reports and other documents, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto (“Tax Returns”), with the appropriate governmental entity in all jurisdictions in which such Tax Returns are required to be filed relating to any and all Taxes concerning or attributable to the Company, the Bank or the Bank Subsidiary, as applicable. Such Tax Returns have been prepared and completed in accordance with applicable legal requirements in all material respects. Schedule 2.16(b)(i) lists all of the jurisdictions in which the Company, the Bank or the Bank Subsidiary is required to file Tax Returns or pay Taxes.

(ii) The Company, the Bank and the Bank Subsidiary have duly and timely paid, or caused to be duly and timely paid, all Taxes that are due and payable by them (whether or not shown or required to be shown on any Tax Return).

(iii) Each of the Company, the Bank and the Bank Subsidiary has duly and timely withheld or deducted all Taxes and other amounts required by applicable laws to be withheld or deducted by it, including Taxes and other amounts required to be deducted or withheld by it in respect of any amount paid or credited, or deemed to be paid or credited, by it to or for the account or benefit of any person, including any former or current Employees, officers or directors and any non-resident person, and has duly and timely remitted, or will duly and timely remit, as applicable, to the appropriate governmental entity such taxes and other amounts required by applicable laws to be remitted by it, for all periods ending on or prior to the Closing Date.

(iv) None of the Company, the Bank or the Bank Subsidiary has entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time, including any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and none of the Company, the Bank or the Bank Subsidiary is a beneficiary of any such extension of time, which will be outstanding and in effect on the Closing Date, within which (A) to file any Tax Return covering any Taxes for which the Company, the Bank or the Bank Subsidiary, as applicable, may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which the Company, the Bank or the Bank Subsidiary, as applicable, may be liable; (C) the Company, the Bank or the Bank Subsidiary may be required to pay or remit Taxes or amounts on account of Taxes; or (D) any governmental entity may assess, reassess, or collect Taxes for which the Company, the Bank or the Bank Subsidiary, as applicable, may be liable.

(v) No audit or other examination of any Tax Return of any of the Company, the Bank or the Bank Subsidiary is in progress, nor has the Company, the Bank or the Bank Subsidiary been notified in writing of any request for such an audit or other examination.

(vi) There are no liens on the assets of the Company, the Bank or the Bank Subsidiary relating to or attributable to Taxes, except for inchoate tax liens that are attached by operation of law.

(vii) None of the Company, the Bank or the Bank Subsidiary has been at any time a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(viii) None of the Company, the Bank or the Bank Subsidiary (1) has ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated, combined, unitary or similar Tax Return (other than a group the common parent of which was the Bank or the Company), (2) owes any amount under any Tax sharing, indemnification, allocation or similar agreement, (3) has ever been a party to or bound by any Tax sharing, indemnification, allocation or similar agreement, contract plan or arrangement allocating or sharing the payment of, indemnity for or liability for Taxes that will not be terminated on the Closing Date without any future liability to the Bank, the Company, Wintrust or any of their respective subsidiaries (other than liabilities between the Company and the Bank), and (4) has any liability for the Taxes of any Person (other than the Bank) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ix) No claim in writing has ever been made by any governmental entity in a jurisdiction in which any of the Company, the Bank or the Bank Subsidiary does not file Tax Returns that the Company, the Bank or the Bank Subsidiary, as applicable, is or may be subject to Taxes in such jurisdiction.

(x) None of the Company, the Bank or the Bank Subsidiary has entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under similar provisions of state, local or foreign Tax laws.

(xi) None of the Company, the Bank or the Bank Subsidiary has applied for any Tax ruling which, if granted, would affect the computation of Tax liability of the Company, the Bank or the Bank Subsidiary, as applicable, for any periods (or portions thereof) beginning on or after the Closing Date.

(xii) None of the Company, the Bank or the Bank Subsidiary has agreed to make, or is not required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(xiii) There is no contract covering any current or former employee or current or former independent contractor of the Company, the Bank or the Bank Subsidiary that, individually or collectively, could give rise to a payment by the Company, the Bank or the Bank Subsidiary (or the provision by the Company, the Bank or the Bank Subsidiary of any other benefits such as accelerated vesting) that would not be deductible by the Company, the Bank or the Bank Subsidiary by reason of Code Section 280G or subject to an excise Tax under Code Section 4999. None of the Company, the Bank or the Bank Subsidiary has any indemnity obligations for any excise Taxes imposed under Code Section 4999 or for any Taxes of any employee, including the Taxes under Code 409A.

(xiv) The Company, the Bank and the Bank Subsidiary have disclosed on their Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Taxes within the meaning of Code Section 6662.

2.17 Environmental Laws and Regulations.

(a) Except as set forth on Schedule 2.17, each of the Company, the Bank and the Bank Subsidiary:

(i) has had and now has all material environmental approvals, consents, licenses, permits and orders required to conduct the business in which it has been or is now engaged; and

(ii) has been and is in compliance in all material respects with all applicable Environmental Laws (as defined in Section 2.17(d)).

(b) Except as set forth on Schedule 2.17:

(i) there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company or the Bank, threatened or contemplated against, or involving, the Company, the Bank or the Bank Subsidiary, or any assets of any of the Company, the Bank or the Bank Subsidiary, under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise);

(ii) no decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company, the Bank or the Bank Subsidiary;

(iii) none of the Company, the Bank or the Bank Subsidiary is or, in the last ten (10) years, has been:

(A) a generator or transporter of hazardous waste (as defined below), or the owner, operator, lessor, sublessor, lessee or, to the knowledge of the Company and the Bank, mortgagee of a treatment, storage, or Disposal facility or underground storage tank as those terms are defined under the Resource Conservation and Recovery Act, as amended, or regulations promulgated thereunder, or of real property on which such a treatment, storage or Disposal facility or underground storage tank is or was located; or

(B) an arranger or arranged for the Disposal or treatment, or arranged with a transporter for transport for Disposal or treatment of Hazardous Materials at any facility from which there is a release or threat of release, or accepts or accepted Hazardous Materials for transport for Disposal or treatment at any facility;

(iv) none of the Company, the Bank or the Bank Subsidiary is or, to the knowledge of the Company, in the last ten (10) years has been:

(A) the holder of a security interest where the party giving the security is or was the owner or operator of a treatment, storage or Disposal facility, underground storage tank or any facility at which any Hazardous Materials are or were treated, stored in significant quantities, recycled or disposed and where either the Company, the Bank or the Bank Subsidiary participates or participated in management decisions concerning the facility’s Hazardous Materials Disposal activities; or

(B) the owner, operator, lessee, lessor, sublessee, sublessor or holder of a security interest in (1) any facility at which any Hazardous Materials were treated, stored in significant quantities, recycled, disposed or are or were installed or incorporated into the structure or (2) any real property on which such a facility is or was located.

(c) To the knowledge of the Company and the Bank, there are no other facts, conditions or situations, whether now or heretofore existing, that could form the basis for any claim against, or result in any liability of, the Company, the Bank or the Bank Subsidiary under any of the Environmental Laws.

(d) “Hazardous Materials” means (A) pollutants, contaminants, pesticides, petroleum or petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous, or toxic wastes, substances, chemicals or materials within the meaning of any Environmental Law, including any “hazardous substance” as defined in or under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Sec. 9601, et seq., as amended and reauthorized (“CERCLA”), and any “hazardous waste” as defined in or under the Resource Conservation and Recovery Act, 42 U.S.C., Sec. 6902, et seq. (“RCRA”), and all amendments thereto and reauthorizations thereof, and (B) any other pollutants, contaminants, hazardous, dangerous or toxic chemicals, materials, wastes or other substances, including any industrial process or pollution control waste or asbestos, which pose a hazard to the environment or the health and safety of any person. “Disposal” means the discharge, deposit, injection, dumping, spilling, leaking, or placing any materials, wastes or substances into the environment. “Environmental Laws” means all federal, state and local statutes, regulations, ordinances, rules and policies, all court and administrative orders and decrees, all arbitration awards, and the common law, which pertain to environmental or natural resource matters or contamination of any type whatsoever.

2.18 Community Reinvestment Act Compliance. Neither the Company nor the Bank has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act (“CRA”) and the regulations promulgated thereunder, and the Bank has received a CRA rating of satisfactory or better from the Federal Deposit Insurance Corporation (“FDIC”) or other applicable Governmental Authority. Neither the Company nor the Bank knows of any facts or circumstances which would cause the Bank to fail to comply with such provisions or the Bank to receive a rating less than satisfactory.

2.19 Regulatory Reports. Since June 30, 2013, the Company, the Bank and the Bank Subsidiary have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the FDIC, the Wisconsin Department of Financial Institutions and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of the Company, the Bank or the Bank Subsidiary (the “Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

2.20 Employee Matters.

(a) (i) Neither the Company nor the Bank has entered into, nor is the Company or the Bank otherwise bound by, any collective bargaining agreements that are now in effect with respect to their employees nor has the Company or the Bank experienced any labor disturbance, slow-down, strike, lockout, material grievance, claim of unfair labor practices, or other dispute relating to any union or collective bargaining within the past three (3) years; (ii) there is no labor strike, labor dispute, or work slow-down, stoppage or lockout pending or, to the knowledge of the Company and the Bank, threatened against or affecting the Company or the Bank; (iii) to the knowledge of the Company and the Bank, no union organization campaign is threatened or in progress with respect to any of the employees of the Company or the Bank, and no question concerning representation exists respecting such employees; (iv) there is no unfair labor practice charge or complaint threatened or pending against the Company or the Bank before the National Labor Relations Board; and (v) neither the Company nor the Bank has agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of the employees of the Company or the Bank. Neither the Company nor the Bank has committed any unfair labor practice. To the knowledge of the Company and the Bank, (1) no event has occurred or circumstance exists that could provide the basis for any work slow-down or stoppage or other labor dispute and (2) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or the Bank.

(b) Schedule 2.20(b) sets forth the name, job title and date of commencement of employment with respect to each employee of the Company and the Bank (the “Employees”).

(c) The Company and the Bank have complied and are in compliance in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices; (iii) occupational health and safety standards; (iv) employment taxes, deductions, reporting and licensure requirements, and (v) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower laws, driver regulations, and other employment laws, regulations and ordinances. The Company and the Bank are in material compliance with the Immigration Reform and Control Act of 1986 and maintain a current Form I-9, as required by such Act, in the personnel file of each employee hired after November 9, 1986 and the Company and the Bank have verified that each and every employee who is currently working in the United States is eligible to work in the United States.

(d) All employees of the Company and the Bank have been or will have been on or before the Closing, paid in full by the Company or the Bank, as applicable, for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement), vacation pay, and other compensation for all services performed by such employees up to and including the Closing or any such unpaid amounts existing at the time of the Closing will be properly reflected in the Closing Balance Sheet. All independent contractors who have worked for the Company or the Bank at any time are and have been properly classified as independent contractors pursuant to all applicable regulations. The Company and the Bank have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their respective employees and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. To the knowledge of the Company and the Bank, no officer of either the Company or the Bank intends to terminate employment with the Company or the Bank prior to or following the Closing.

(e) The Bank Subsidiary does not have, nor has the Bank Subsidiary ever had, any employees.

2.21 Employee Benefit Plans.

(a) Schedule 2.21(a) includes a complete and correct list of each employee welfare benefit plan and employee pension benefit plan within the meaning of ERISA Sections 3(1) and 3(2), respectively (the “ERISA Plans”), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of the Company or the Bank which the Company or the Bank maintain or contribute to (or, with respect to any employee pension benefit plan has maintained or contributed to since the date of its incorporation) or to which the Company or the Bank is a party or by which it is otherwise bound (collectively, together with the ERISA Plans, the “Benefit Plans”). Neither the Company nor the Bank has, and has ever had, an affiliate that would be treated as a single employer together with the Company or the Bank (an “ERISA Affiliate”) under Section 414 of the Code other than the Company and the Bank with respect to each other. The Company previously has delivered to Wintrust true and complete copies of the following with respect to each Benefit Plan: (i) copies of each Benefit Plan, and all related plan descriptions; (ii) the last three years’ Annual Returns on Form 5500, including all schedules thereto and the opinions of independent accountants, for each Benefit Plan for which an Annual Return on Form 5500 was required to be filed; and (iii) other material plan documents. In addition, the Company has delivered to Wintrust true and complete copies of the following:

(i) all contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors that relate to any Benefit Plan;

(ii) all notices and other communications that were given by the Company, the Bank or any Benefit Plan to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”), or any participant or beneficiary, pursuant to applicable law, within the four years preceding the date of this Agreement;

(iii) all notices or other communications that related to the Company, the Bank or any Benefit Plan that were given by the IRS, the PBGC, or the Department of Labor to the Company, the Bank or any Benefit Plan within the four years preceding the date of this Agreement; and

(iv) with respect to Benefit Plans subject to ERISA Title IV, the Form PBGC-1 filed for each of the three most recent plan years.

(b) Except as set forth on Schedule 2.21(b), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause an increase, payment, vesting or acceleration of benefits or benefit entitlements to employees or former employees of the Company or the Bank under any Benefit Plan or any other increase in the liabilities of the Company or the Bank under any Benefit Plan as a result of the transactions contemplated by this Agreement.

(c) Neither the Company nor the Bank maintains or participates, nor has ever maintained or participated, in a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither the Company nor the Bank or, to their knowledge, any director or employee of the Company or the Bank, or any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or, to the Company’s or the Bank’s knowledge, any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code in connection with such ERISA Plan. The Company and the Bank do not provide and have never provided medical benefits, life insurance or similar welfare benefits to former employees, except as required by Section 601 of ERISA.

(d) Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the Internal Revenue Service (“IRS”), or satisfies the provisions of IRS Announcement 2001-77, Section II, if applicable, to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and the Bank are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the knowledge of the Company and the Bank, there are no facts or circumstances that would adversely affect the qualified status of any ERISA Plan or the tax-exempt status of any related trust. The Company has provided Wintrust with copies of the most recent IRS determination letters (or opinion or advisory letters) for each Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code.

(e) Except as set forth on Schedule 2.21(e), each Benefit Plan is, and since its inception has been, administered in material compliance with its terms and with all applicable laws, rules and regulations governing such Benefit Plan, including the rules and regulations promulgated by the U.S. Department of Labor, the Pension Benefit Guaranty Corporation and the IRS under ERISA, the Code or any other applicable law, including without limitation the requirement to file Annual Returns on Form 5500. None of the Company, the Bank or any affiliate of the Company or the Bank that is a fiduciary with respect to any Benefit Plan has breached any of the responsibilities, obligations or duties imposed on it by ERISA. No Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System or any similar system, nor under any Department of Labor amnesty program, nor does the Company or the Bank anticipate any such submission of any Benefit Plan.

(f) Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the knowledge of the Company and the Bank, threatened by, on behalf of, or against any of the Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Benefit Plans that alleges a violation of applicable state or federal law or violation of any Benefit Plan document or related agreement. To the knowledge of the Company and the Bank, there is no reasonable basis for any such litigation, claim or assessment.

(g) No Benefit Plan fiduciary or any other person has, or has had, any liability to any Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. Every Benefit Plan fiduciary and official is bonded to the extent required by Section 412 of ERISA.

(h) All accrued contributions and other payments to be made by the Company or the Bank to any Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Financial Statements. Neither the Company nor the Bank is in default in performing any of its respective contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Benefit Plan other than liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan. Except to the extent reserved for and reflected in the Financial Statements in accordance with this Section 2.21(h), neither the Company nor the Bank has committed to, or announced, a change to any Benefit Plan that increases the cost of the Benefit Plan to the Company or the Bank, other than as set forth on Schedule 2.21(h).

(i) Except as set forth on Schedule 2.21(i), no Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Benefit Plans, would exceed the amount deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(j) Except as set forth on Schedule 2.21(j), the provisions of any Benefit Plan that constitutes a “non-qualified deferred compensation plan” under Code Section 409A, and the operation of any such plan, have at all times been in compliance with Code Section 409A or guidance issued thereunder.

(k) Except as set forth on Schedule 2.21(k), there are no obligations or liabilities, whether outstanding or subject to future vesting, for any post-retirement benefits to be paid to participants under any of the Benefit Plans or otherwise. The Company and the Bank have complied in all material respects with the requirements for continued healthcare coverage under ERISA Section 601 et seq. and Code Section 4980B.

(l) With respect to each Benefit Plan that is subject to ERISA Title IV (a “Title IV Plan”):

(i) The Company and the Bank have at all times met the minimum funding standard, and has made all contributions required, under ERISA § 302 and Code § 412;

(ii) The Company and the Bank have paid all amounts due to the Pension Benefit Guaranty Corporation (the “PBGC”);

(iii) Neither the Company nor the Bank has ceased operations at any facility or withdrawn from any Title IV Plan in a manner that would subject any entity, the Company or the Bank to liability under ERISA § 4062(e), § 4063, or § 4064;

(iv) Neither the Company nor the Bank has ever filed a notice of intent to terminate any Title IV Plan or adopted any amendment to treat a Title IV Plan as terminated. The PBGC has not instituted proceedings to treat any Title IV Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under ERISA § 4042 for the termination of, or the appointment of a trustee to administer, any Title IV Plan;

(v) No amendment has been made, or is reasonably expected to be made, to any Title IV Plan that has required or could require the provision of security under ERISA § 307 or Code § 401(a)(29);

(vi) Since the last valuation date for each Title IV Plan, no event has occurred or circumstance exists that would increase the amount of benefits under any Title IV Plan or that would cause the excess of Title IV Plan assets over benefit liabilities (as defined in ERISA § 4001) to decrease, or the amount by which benefit liabilities exceed assets to increase;

(vii) No reportable event (as defined in ERISA § 4043 and in regulations issued thereunder) has occurred; and

(viii) Except as set forth in Schedule 2.21(l)(viii), neither the Company nor the Bank has any knowledge of any facts or circumstances that may give rise to any liability of the Company, the Bank or Wintrust to the PBGC under Title IV of ERISA.

(m) To the knowledge of the Company, the Bank and the Bank Subsidiary, no condition exists as a result of which the Company would have any liability, whether absolute or contingent, under any Benefit Plan with respect to any misclassification of a person performing services for the Company or the Bank as an independent contractor rather than as an employee.

(n) The Company and the Bank each have the right to modify and terminate benefits to retirees (other than pensions provided pursuant to Title IV Plans) with respect to both retired and active employees.

2.22 Technology and Intellectual Property.

(a) Schedule 2.22 sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by or for the benefit of the Company, the Bank or the Bank Subsidiary, or used in or necessary to conduct the Company’s, the Bank’s or the Bank Subsidiary’s business as presently conducted. The items on Schedule 2.22, together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the businesses of the Company, the Bank and the Bank Subsidiary, constitute the “Intellectual Property.”

(b) The Company, the Bank or the Bank Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit the Bank to use the Intellectual Property in the conduct of its business as presently conducted. Neither the Company nor the Bank has received any notice (whether written or, to the knowledge of the Company and the Bank, oral) alleging that the Company, the Bank or the Bank Subsidiary has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to the knowledge of the Company and the Bank, none of the Company, the Bank or the Bank Subsidiary has committed any such violation or infringement. To the knowledge of the Company or the Bank, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause the Company, the Bank or the Bank Subsidiary to be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which the Company, the Bank or the Bank Subsidiary is a party or by which it is bound, or that use of such Intellectual Property by the Bank will, as a result of such consummation, violate or infringe the rights of any Person, or subject Wintrust, the Company, the Bank or the Bank Subsidiary to liability of any kind, under any such contract.

(c) The Company, the Bank or the Bank Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the IT Assets as is necessary to permit the Company, the Bank and the Bank Subsidiary to use the IT Assets in the conduct of their respective businesses as presently conducted. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company, the Bank and the Bank Subsidiary in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years. “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by the Company, the Bank or the Bank Subsidiary. To the knowledge of the Company, the Bank and the Bank Subsidiary, the IT Assets do not contain any worms, viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the knowledge of the Company, the Bank and the Bank Subsidiary, no Person has gained unauthorized access to the IT Assets. The Company, the Bank and the Bank Subsidiary have implemented reasonable back-up and disaster recovery technology consistent with industry practices. To the knowledge of the Company, the Bank and the Bank Subsidiary, except for “off the shelf” software licensed by the Company, the Bank or the Bank Subsidiary in the Ordinary Course of Business, none of the IT Assets contains any shareware, open source code, or other software the use of which requires disclosure or licensing of any intellectual property.

2.23 Absence of Certain Changes or Events. Other than as specifically disclosed in this Agreement, the Financial Statements, or the Schedules delivered pursuant to this Agreement, there has not occurred (i) since the Balance Sheet Date, any material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company, the Bank or the Bank Subsidiary, and no fact or condition exists or is contemplated or threatened which might reasonably be expected to cause such a change in the future, or (ii) any changes or condition, event, circumstance, fact or other occurrence, whether occurring before or since the Balance Sheet Date that may reasonably be expected to have or result in a material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company, the Bank or the Bank Subsidiary. No fact or condition exists with respect to the business, operations or assets of the Company, the Bank or the Bank Subsidiary which the Company has reason to believe may cause the Federal Reserve Application, the Wisconsin Application or any other regulatory approval referenced in this Agreement to be denied or unduly delayed.

2.24 Conduct of Business Since Balance Sheet Date. Except as set forth on Schedule 2.24, since the Balance Sheet Date the business of the Company, the Bank and the Bank Subsidiary has been conducted only in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth on such Schedule, none of the Company, the Bank or the Bank Subsidiary has taken, or has caused, suffered or permitted to be taken any of the following actions:

(a) sold, leased (as lessor), transferred or otherwise disposed of (including any transfers to any of its affiliates), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of the Company’s, the Bank’s or the Bank Subsidiary’s assets reflected on the Financial Statements or any assets acquired by the Company, the Bank or the Bank Subsidiary after the Balance Sheet Date, except for (i) OREO and loans held for sale and Investment Securities sold or otherwise disposed of in the Ordinary Course of Business and (ii) Permitted Encumbrances;

(b) cancelled any debts owed to or claims held by the Company, the Bank or the Bank Subsidiary (including the settlement of any claims or litigation) other than in the Ordinary Course of Business;

(c) created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money in respect of the Company, the Bank or the Bank Subsidiary, or entered into, as lessee, any capitalized lease obligations (as defined in Accounting Standards Codification Topic 840), in either case other than in the Ordinary Course of Business;

(d) accelerated or delayed collection of notes, accounts or loans receivable generated by the Company, the Bank or the Bank Subsidiary in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(e) delayed or accelerated payment of any account payable or other liability of the Company, the Bank or the Bank Subsidiary beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(f) declared or paid any dividend on shares of Company Stock or made any other distribution with respect thereto;

(g) instituted any increase in any compensation payable to any employee of the Company or the Bank other than routine increases in the Ordinary Course of Business, or instituted any increase in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company or the Bank;

(h) prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods); or

(i) made any change in the accounting principles and practices used by the Company, the Bank or the Bank Subsidiary from those applied in the preparation of the Financial Statements and the related statements of income and cash flow for the period then ended.

2.25 Change in Business Relationships. None of the Company, the Bank or the Bank Subsidiary has received notice (whether written or, to the knowledge of the Company and the Bank, oral), whether on account of the transactions contemplated by this Agreement or otherwise, (a) that any customer, agent, representative, supplier, vendor or business referral source of the Company, the Bank or the Bank Subsidiary intends to discontinue, diminish or change its relationship with the Company, the Bank or the Bank Subsidiary, the effect of which would be material to the business, assets or operations of the Company, the Bank or the Bank Subsidiary, or (b) that any executive officer of the Company or the Bank intends to terminate or substantially alter the terms of his or her employment. There have been no complaints or disputes (in each case set forth in writing) with any customer, employee, agent, representative, supplier, vendor, business referral source or other parties that have not been resolved which are reasonably likely to be material to the business, assets or operations of the Company, the Bank or the Bank Subsidiary.

2.26 Brokers’ and Finders’ Fees. Except as set forth in Schedule 2.26, none of the Company, the Bank or the Bank Subsidiary has any liability (whether incurred, potential, contingent or otherwise) for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

2.27 Section 280G Payments. Except as set forth on Schedule 2.22, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment that would be deemed an “excess parachute payment” under Section 280G of the Code.

2.28 No Omissions. None of the representations and warranties contained in Article III, in the Schedules provided for herein by the Company is false or misleading in any material respect or omits to state a fact herein or therein necessary to make such statements not misleading in any material respect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

CONCERNING WINTRUST AND MERGER CO.

Except as set forth in the specific Schedule relating to a specific and corresponding Section below, Wintrust and Merger Co. hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

3.1 Organization.

(a) Wintrust is duly registered as a financial holding company under the BHCA, is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Wintrust.

(b) Merger Co. is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Merger Co. has conducted no business other than in connection with the execution and delivery of this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of Wintrust consists of (i) 100,000,000 shares of common stock, no par value per share, of which 46,626,772 shares were issued as of June 30, 2014, (ii) 20,000,000 shares of preferred stock, no par value per share, $1,000 liquidation value per share, of which 126,467 shares are issued and outstanding, and (iii) 73,867 shares are held in treasury. The issued and outstanding shares of Wintrust Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. The Wintrust Common Stock is subject to certain preferences, qualifications, limitations, restrictions or special or relative rights under Wintrust’s articles of incorporation, a true and complete copy of which has been previously provided to the Company. Except as disclosed on Schedule 3.2, there are no options, agreements, contracts or other rights in existence to purchase or acquire from Wintrust any shares of capital stock of Wintrust, whether now or hereafter authorized or issued, other than shares issuable pursuant to employee benefit or compensation plans referred to in the Wintrust SEC Documents.

(b) The authorized capital stock of Merger Co. consists of 1,000 shares of common stock, no par value per share, all of which are issued and outstanding and owned by Wintrust. The issued and outstanding shares of common stock of Merger Co. have been duly authorized and issued and are fully paid and non-assessable and owned by Wintrust.

3.3 Authorization; No Violations. The execution and delivery of this Agreement by Wintrust and Merger Co. and the performance of Wintrust’s and Merger Co.’s obligations hereunder have been duly and validly authorized by the Boards of Directors of Wintrust and Merger Co. and by Wintrust as the sole shareholder of Merger Co., do not violate or conflict with the articles of incorporation or by-laws of Wintrust, the articles of incorporation or by-laws of Merger Co., the Illinois Business Corporations Act, the WBCL or any applicable law, court order or decree to which Wintrust or Merger Co. is a party or subject, or by which Wintrust or Merger Co. is bound, and require no further corporate or shareholder approval on the part of Wintrust or Merger Co. Subject to receipt of the consents or approvals set forth on Schedule 3.4, the execution and delivery of this Agreement by Wintrust and Merger Co. and the performance of Wintrust’s and Merger Co.’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which Wintrust or Merger Co. is bound. This Agreement, when executed and delivered, and subject to the matters described in Section 3.4, will be a valid, binding and enforceable obligation of each of Wintrust and Merger Co., subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

3.4 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Wintrust or Merger Co. of this Agreement and the consummation by Wintrust and Merger Co., as of the Effective Date, of the transactions contemplated by this Agreement, except for (a) the consents and approvals set forth on Schedule 3.4, (b) the filing by Wintrust of the Applications, and (c) the filing of the Articles of Merger with WDFI under the WBCL.

3.5 Wintrust SEC Filings and Financial Statements.

(a) Since January 1, 2013, Wintrust has timely filed all registration statements and other material reports and documents (including any amendments thereto) required to be filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission (the “Wintrust SEC Documents”), and all such Wintrust SEC Documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act or the Exchange Act. As of their respective filing and effective dates, none of the Wintrust SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements contained or incorporated by reference in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2013 and the unaudited interim financial statements included in Wintrust’s most recent Quarterly Reports on Form 10-Q have been prepared in conformity with GAAP applied on a consistent basis, and, together with the notes thereto, present fairly the consolidated financial position of Wintrust and its subsidiaries at the dates shown and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods then ended. The interim financial statements as of, and for, the periods ending after December 31, 2013 included in Wintrust’s Quarterly Reports on Form 10-Q, as filed with the Commission, include all adjustments necessary for a fair presentation of the financial position of Wintrust and its subsidiaries and the results of their operations for the interim periods presented, subject to normal, recurring year-end adjustments and the omission of footnote disclosure.

(c) The allowance for loan losses shown on each of the balance sheets contained in the Wintrust SEC Documents are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the applicable date of such balance sheet.

3.6 Compliance with Laws; Legal Proceedings.

(a) Wintrust and its subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking, their holding companies and their subsidiaries or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of Wintrust or any of its subsidiaries or the assets owned, used, occupied or managed by Wintrust or any of its subsidiaries, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Wintrust. Wintrust and its subsidiaries (direct and indirect) hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of their respective businesses and the ownership of their respective assets.

(b) Except as may be disclosed in the Wintrust SEC Documents, there are no material claims, actions, suits or proceedings pending or, to the knowledge of Wintrust, threatened or contemplated against or affecting Wintrust or its subsidiaries, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, including any claims, actions, suits or proceedings that might seek to challenge the validity or propriety of the Merger, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining Wintrust or its subsidiaries from taking any action of any kind in connection with their respective businesses. Except as may be disclosed in the Wintrust SEC Documents, none of Wintrust or its subsidiaries has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the knowledge of Wintrust, oral) of any enforcement action, criticism or recommendation concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority and that would be materially adverse to Wintrust and its subsidiaries taken as a whole, and Wintrust has no reasonable basis to believe that any such enforcement action, criticism or recommendation not otherwise disclosed herein is contemplated.

3.7 Wintrust Regulatory Reports. Since January 1, 2013, Wintrust and its subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the FDIC, the Illinois Department of Financial and Professional Regulation, the OCC and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of Wintrust or its subsidiaries (the “Wintrust Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Wintrust Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8 No Adverse Change. Except as disclosed in the Wintrust SEC Documents or this Agreement, there has not occurred (a) since December 31, 2013, any Material Adverse Effect on Wintrust, or (b) any change, condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2013 that may reasonably be expected to have or result in a Material Adverse Effect on Wintrust. No fact or condition exists with respect to the business, operations or assets of Wintrust or its subsidiaries which Wintrust has reason to believe may cause the Federal Reserve Application, the Wisconsin Application or any of the other regulatory approvals referenced in Section 6.3 or 7.3 to be denied or unduly delayed.

3.9 Brokers’ and Finders’ Fees. Neither Wintrust nor Merger Co. has incurred any liability for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

3.10 Taxation of the Merger. Neither Wintrust nor any subsidiary of Wintrust has taken any action or agreed to take any action that would preclude the Merger from qualifying as a reorganization in accordance with Section 368(a) of the Code and, to the knowledge of Wintrust, there are no agreements or arrangements to which Wintrust or any subsidiary of Wintrust is a party that would prevent the Merger from so qualifying.

3.11 No Omissions. None of the representations and warranties contained in ARTICLE III or in the Schedules provided for herein is false or misleading in any material respect or omits to state a fact herein necessary to make such statements not misleading in any material respect.

ARTICLE IV

AGREEMENTS AND COVENANTS

4.1 Conduct of Business. As required in Section 6.2, as a condition precedent to the obligations of Wintrust and Merger Co., the Company shall certify as to the fulfillment of the Company’s agreement that during the period commencing on the date hereof and continuing until the Effective Time, the Company shall conduct the its business and shall cause the Bank and the Bank Subsidiary to conduct their businesses in the Ordinary Course of Business consistent with sound banking practice. Without limiting the generality of the foregoing, without the prior written consent of Wintrust, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) no change shall be made in the articles of incorporation or by-laws of the Company or the Bank Subsidiary, or the charter or by-laws of the Bank;

(b) except with respect to the exercise of any Outstanding Company Option, no change shall be made in the capitalization of the Company (including the granting of any additional options under the Company Option Plan), the Bank or the Bank Subsidiary, or in the number of issued and outstanding shares of Company Common Stock;

(c) the compensation of officers or key employees of the Company or the Bank shall not be increased, nor any bonuses paid except in the Ordinary Course of Business, and there are no changes to compensation or bonuses anticipated to be made during the next six (6) months except the Bank intends to increase year-end bonuses to certain of its employees and its directors as set forth on Schedule 4.1(c) which expenses shall be accrued by the Bank and shown on the balance sheets for the Bank as of the Closing Date delivered to Wintrust pursuant to Section 6.10(a);

(d) no Loan, or renewal or restructuring of a Loan,

(i) in the amount of $500,000 or more (including Loans to any one borrower or related group of borrowers which, in the aggregate, equal or exceed $500,000) shall be made by the Bank except after delivering to Wintrust written notice, including a complete loan package for such Loan, renewal or restructuring, in a form consistent with the Bank’s policies and practice, at least five (5) business days prior to such Loan, renewal or restructuring, and such Loan or renewal or restructuring of a Loan shall be made in the Ordinary Course of Business consistent with sound banking practices, the Bank’s current loan policies and applicable rules and regulations or applicable Governmental Authorities with respect to amount, term, security and quality of such borrower or borrower’s credit; and

(ii) in the amount of $1,000,000 or more (including Loans to any one borrower or related group of borrowers which, in the aggregate, equal or exceed $1,000,000) shall be made by the Bank except after delivering to Wintrust a complete loan package for such Loan, renewal or restructuring, in a form consistent with the Bank’s policies and practice, and obtaining Wintrust’s prior consent, which consent shall not be unreasonably withheld or delayed and shall be deemed given if Wintrust shall have not responded to the Company’s request within two (2) business days after receipt of such complete loan package, and such Loan or renewal or restructuring of a Loan shall be made in the Ordinary Course of Business consistent with sound banking practices, the Bank’s current loan policies and applicable rules and regulations of applicable Governmental Authorities with respect to amount, term, security and quality of such borrower or borrower’s credit;

(e) no dividends or other distributions shall be declared or paid by the Company;

(f) the Company, the Bank and the Bank Subsidiary shall use their commercially reasonable efforts to maintain their present insurance coverage in respect of their properties and businesses;

(g) no significant changes shall be made in the general nature of the business conducted by the Company, the Bank and the Bank Subsidiary;

(h) except as contemplated pursuant to Section 6.8, no employment, consulting or similar agreements shall be entered into by the Company, the Bank or the Bank Subsidiary that are not terminable by the Company, the Bank or the Bank Subsidiary, as applicable, on 30 days’ or fewer notice without penalty or obligation, nor shall the Company or the Bank terminate the employment of any officer thereof without first notifying Wintrust;

(i) except as expressly provided in this Agreement, neither the Company nor the Bank shall take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust;

(j) the Company, the Bank and the Bank Subsidiary, as applicable, shall file all Tax Returns in a timely manner, shall not make any application for or consent to any extension of time for filing any Tax Return or any extension of the period of limitations applicable thereto and shall not change any of its accounting methods for federal and state income tax purposes;

(k) none of the Company, the Bank or the Bank Subsidiary shall make any expenditure for fixed assets in excess of $100,000 for any single item, or $250,000 in the aggregate, or shall enter into leases of fixed assets having an annual rental in excess of $100,000;

(l) none of the Company, the Bank or the Bank Subsidiary shall incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the Ordinary Course of Business consistent with sound banking practices and the Company’s, the Bank’s and the Bank Subsidiary’s current policies;

(m) none of the Company, the Bank or the Bank Subsidiary shall fail to do anything that will cause a breach by the Company, the Bank or the Bank Subsidiary of, or default by the Company, the Bank or the Bank Subsidiary under, any Material Contract;

(n) the Bank shall not engage or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A) or any transaction of the kind referred to in Section 3.12, unless the Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

(o) the Bank shall only purchase or invest in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five (5) years and which municipal obligations have been assigned a rating of A or better by Moody’s Investors Service or by Standard and Poor’s;

(p) the Bank shall not (i) accept or renew any brokered deposits except pursuant to CDARS and ICS programs, or (ii) incur additional Federal Home Loan Bank advances or other types of ordinary course wholesale funding (except for Federal funds purchased); and

(q) no changes of a material nature shall be made in any of the Company’s, the Bank’s or the Bank Subsidiary’s accounting procedures, methods, policies or practices or the manners in which the Company, the Bank and the Bank Subsidiary maintain their respective records.

4.2 Access to Information and Premises.

(a) The Company shall provide Wintrust and its representatives full access, during normal business hours and on reasonable advance notice to the Company, the Bank and the Bank Subsidiary, to further information regarding the Company, the Bank and the Bank Subsidiary (to the extent permissible under applicable law) and the Company’s, the Bank’s and the Bank Subsidiary’s premises for purposes of (i) observing the Company’s, the Bank’s and the Bank Subsidiary’s business activities and operations and to consult with their officers and employees regarding the same on an ongoing basis to verify compliance by the Company, the Bank and the Bank Subsidiary with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s IT systems; provided, however, that the foregoing actions shall not unduly interfere with the business operations of the Company, the Bank or the Bank Subsidiary.

(b) Wintrust will use such information as is provided to it by the Company, the Bank or the Bank Subsidiary, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of the Company, the Bank and the Bank Subsidiary and for such other purposes as may be related to this Agreement, and Wintrust will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of the letter agreement regarding confidentiality entered into by and between the Company and Wintrust dated May 19, 2014 (the “Confidentiality Agreement”).

4.3 Board Notices and Minutes. The Company shall give reasonable notice to Wintrust of all meetings of the Company Board, the Bank Board and the Bank Subsidiary Board, and any of their respective committees, and if known, the agenda for or business to be discussed at such meetings, except to the extent objected to by state or federal bank regulatory agencies, prohibited by law or in connection with any lawfully invoked privilege or to the extent the Board of Directors will be discussing this Agreement or the transactions contemplated under this Agreement. In the event of any such objection by state or federal banking authorities, the Company shall promptly notify Wintrust and its counsel, without identifying the specific matter that was the subject of the objection. To the extent permissible under law, the Company shall promptly transmit to Wintrust copies of all notices, minutes, consents and other materials that the Company, the Bank and the Bank Subsidiary provide to their respective directors. Wintrust agrees to hold in confidence all such information pursuant to the Confidentiality Agreement.

4.4 Regulatory Filings of Wintrust.

(a) Within 20 days following execution and delivery of this Agreement, Wintrust will file the Applications and take all other appropriate actions necessary to obtain the regulatory approvals referred to in Sections 6.3 and 7.3 hereof, and the Company and the Bank will use all reasonable and diligent efforts to assist in obtaining all such approvals. The obligation of Wintrust to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party that are not acceptable to Wintrust, in its sole reasonable discretion, or to change the business practices of Wintrust or any of its subsidiaries in a manner not acceptable to Wintrust, in its sole reasonable discretion. In advance of filing any application for such regulatory approval, Wintrust shall provide the Company and its counsel with a copy of such application (but excluding any information contained therein regarding Wintrust and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Wintrust or its counsel from any regulatory authority with respect to such application.

(b) Wintrust shall file with the SEC within 30 days after the execution of this Agreement or as soon as practicable thereafter, a registration statement on an appropriate form under the Securities Act covering Wintrust Common Stock to be issued pursuant to the Merger and shall use its reasonable and diligent efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such registration statement and any amendments and supplements thereto are referred to herein as the (“Registration Statement”). Company shall provide to Wintrust written notice, within 5 days, of the occurrence of any event requiring or possibly requiring an amendment or supplement to the Registration Statement, and cooperate in the preparation, filing and dissemination to Shareholders of any such amendment or supplement. The Registration Statement shall include a proxy statement/prospectus acceptable to Wintrust and the Company, prepared by Wintrust and the Company for use in connection with the Shareholders’ Meeting, all in accordance with the rules and regulations of the SEC, it being understood that Wintrust shall have final approval authority with respect to the content of the proxy statement/prospectus. Wintrust shall, as soon as practicable after the execution of this Agreement, make all filings, if any, required to obtain all blue sky permits, authorizations, consents or approvals required for the issuance of Wintrust Common Stock. In advance of the filing of the Registration Statement, Wintrust shall provide the Company and its counsel with an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Wintrust or its counsel from the SEC with respect to the Registration Statement. None of the information furnished by Wintrust or the Company for inclusion in the Registration Statement, the proxy statement/prospectus included therein or any other document filed with the SEC or any state securities commission, at the respective times at which such documents are filed with the SEC or such state securities commission or, in the case of the Registration Statement, when it becomes effective or, in the case of the proxy statement/prospectus contained therein, when mailed or at the time of the Shareholders’ Meeting, shall be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.5 Meeting of Shareholders of the Company. As soon as practicable, the Company shall call and hold a meeting of its shareholders for the purpose of voting upon this Agreement, the Merger and the transactions contemplated hereby, including the appointment of a Shareholders’ Agent (as defined and further described in Section 8.4), in accordance with the Company’s articles of incorporation, its by-laws and the WBCL (the “Shareholders’ Meeting”). The Company shall, through the Company Board, recommend to its shareholders, subject to its fiduciary duties, approval of this Agreement, the Merger and the transactions contemplated hereby.

4.6 Business Relations and Publicity. The Company, the Bank and the Bank Subsidiary shall use reasonable and diligent efforts to preserve the reputation and relationship of the Company, the Bank and the Bank Subsidiary with suppliers, clients, customers, employees, and others having business relations with the Company, the Bank and the Bank Subsidiary. Wintrust and the Company shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by applicable law or the rules of the Nasdaq Global Select Market, or with respect to employee meetings, no Party shall issue any press release, publicity statement or other public notice or communication, whether written or oral, relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall obtain the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Wintrust to the content of any communication to the Company’s shareholders.

4.7 Covenants Regarding Real Property.

(a) Title Commitments and Endorsements. The Company shall deliver to Wintrust, at the Company’s sole expense, with respect to each parcel of the Real Property consisting of OREO property listed on Schedule 4.7(a), no later than thirty (30) days after the date hereof, a commitment for an owner’s title insurance policy, ALTA Policy Form 2006, if available (if not available, then Form B-1992) (collectively, the “Title Commitments”), having an effective date as near as feasible to the date of delivery of such Title Commitments, from a title insurance company designated by the Company and reasonably satisfactory to Wintrust (the “Title Insurer”). The Company shall deliver to Wintrust, at the Company’s sole expense, with respect to each parcel of the Real Property other than the OREO property listed on Schedule 4.7(a), no later than thirty (30) days after the date hereof, a date down endorsement to the Company’s existing title insurance policy for such parcel (each an “Existing Policy” and collectively, the “Existing Policies”) in the form attached as Exhibit F (collectively, the “Date Down Endorsements”). Each Date Down Endorsement shall be issued by the title insurance company that issued the Existing Policy being endorsed and shall have an effective date as near as feasible to the date of delivery of such Date Down Endorsement to Wintrust.

(b) Surveys. Prior to the date of this Agreement, the Company delivered to Wintrust the Company’s existing surveys with respect to the Real Property. Except for those parcels listed on Schedule 4.7(b), within thirty (30) days after the date of this Agreement, the Company shall, at the Company’s sole expense, obtain a new survey for each parcel of the Real Property which (i) shall include easements, if any, that are for the benefit of all or any portion of the Real Property, (ii) shall be updated and certified to Wintrust, the Title Insurer and such other persons as Wintrust shall reasonably request by a registered Wisconsin land surveyor as having been prepared in accordance with the current Minimum Standard Detail Requirements for ALTA/ACSM Land Surveys, jointly established and adopted by ALTA and NSPS in 2011, and shall include Items 1-4, 6(b), 7(a), 7(b)(1), 7(c), 8-10, 11(a), 13, 14, 16-19 and 21 of Table A thereof; and (iii) shall show any encroachments over recorded easements or onto adjacent property by the buildings or other improvements on the Real Property or encroachments onto the Real Property by any improvements located on the adjacent property (collectively, the “Surveys”).

(c) Title Defects. Upon receipt of the last to be received of the Date Down Endorsements, Title Commitments, the Surveys and all Schedule B documents referenced in the Date Down Endorsements, Existing Policies, Title Commitments and the Surveys, Wintrust will have a period of ten (10) days to examine those deliveries and notify the Company in writing (the “Title Defect Notice”) of (i) any defects or objections materially affecting the marketability of the title to the Real Property which are not included in the Permitted Encumbrances (the “Title Defects”) and (ii) any endorsements (“Title Endorsements”) to the Existing Policies or Title Policies (as defined below) reasonably required by Wintrust. Without limiting the generality of the foregoing, the Title Endorsements shall include an extended coverage endorsement deleting or insuring over all general or standard exceptions to title customarily contained in owner’s title insurance policies and, except for OREO properties listed on Schedule 4.7(b), a 3.1 zoning endorsement (with parking coverage). Upon its receipt of the Title Defect Notice, the Company will have until the Closing Date to cure the Title Defects and obtain the Title Endorsements at the Company’s sole expense. If the Company fails or elects not to cure the Title Defects or obtain the Title Endorsements by the Closing Date, Wintrust will have the option in its sole discretion to: (x) terminate this Agreement by giving written notice of termination to the Company; or (y) accept title to the Real Property with the Title Defects and without the Title Endorsements, subject to a reduction in the Merger Consideration equal to an amount to be mutually agreed upon in good faith by Wintrust and the Company.

(d) Title Insurance. At the Closing, the Company, at its sole expense, shall obtain and deliver to Wintrust with respect to each parcel of the Real Property either (a) a Date Down Endorsement to each Existing Policy, or (b) an owner’s title insurance policy (or an irrevocable commitment to issue such a policy) on ALTA Policy Form 2006, if available (if not available, then Form B-1992) (collectively, the “Title Policies”). The Title Policies shall (i) be issued by the Title Insurer with the required Title Endorsements, (ii) be dated as of the Closing Date, and (iii) insure fee simple title to the Real Property in the Bank in an amount not less than the current value at which the Company carries the Real Property on its books, subject only to the Permitted Encumbrances. The Date Down Endorsements shall (1) be issued by the applicable title company that issued the Existing Policy being endorsed, (2) be accompanied by the required Title Endorsements, all of which shall be dated as of the Closing Date, (3) be dated as of the Closing Date, and (4) insure fee simple title to the Real Property in the Bank in an amount not less than the current value at which the Company carries the Real Property on its books, subject only to the Permitted Encumbrances. The Company shall indemnify the Title Insurer and the applicable title companies issuing the Date Down Endorsements, or provide such other assurances or security as may be reasonably required by such companies, in order to cause them to insure over the so-called recording gap period and issue the Title Policies and Date Down Endorsements effective on the Closing Date.

(e) Fees. The Company and Wintrust shall each bear one half (1/2) of the cost and expense of any recording fees imposed by any governmental authority with regard to the Real Property. The Company and Wintrust shall each bear one half (1/2) of the cost of all recording fees incurred in connection with the Real Property, and the Company shall pay the cost of all recording fees, if any, incurred in connection with curing any Title Defects.

4.8 No Conduct Inconsistent with this Agreement.

(a) The Company shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any Person concerning, any proposed transaction or series of transactions involving or affecting the Company or the Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either the Company or the Bank within the meaning of 12 U.S.C.A. §1817(j) (disregarding the exceptions set forth in 12 U.S.C.A. §1817(j)(17)) and the regulations of the Federal Reserve thereunder (each, an “Acquisition Proposal”), or furnish any information to any Person proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that the Company Board determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal (other than an Acquisition Proposal the terms of which were made known to the Company Board prior to the date hereof), it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, the Company Board may, in response to an Acquisition Proposal which was not solicited by or on behalf of the Company or the Bank or which did not otherwise result from a breach of Section 4.8(a), subject to its compliance with Section 4.8(c), (i) furnish information with respect to the Company or the Bank to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that the Company Board determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, the Company may (A) withdraw, modify or otherwise change in a manner adverse to Wintrust, the Company’s recommendation to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that the Company Board may not terminate this Agreement pursuant to this Section 4.8(b) unless and until (x) five (5) business days have elapsed following the delivery to Wintrust of a written notice of such determination by the Company Board and during such five (5) business-day period, the Company and the Bank otherwise cooperate with Wintrust with the intent of enabling the Parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such five (5) business-day period the Company Board continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which the Company Board determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to the Company’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to the Company Board prior to the date of this Agreement.

(c) In addition to the obligations of the Company set forth in Section 4.8(a) and (b), the Company shall immediately advise Wintrust orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the Person making such request or Acquisition Proposal. The Company shall keep Wintrust informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

4.9 Loan Charge-Off; Pre-Closing Loan Review.

(a) The Company shall cause the Bank, prior to the Closing Date, (i) to write off all Loans of the Bank that are required to be written off by the Bank’s regulators or that, in conformity with past practices and policies of the Bank and GAAP, should be written off as Loan losses and (ii) to write down potential Loan losses in conformity with past practices and policies of the Bank and GAAP. Any such write down shall not have any effect on, or result in a breach of, the representations and warranties under Section 2.8 made by the Company as of the date of this Agreement and shall not result in a Material Adverse Effect on the Company, but shall be taken into account in determining the Minimum Adjusted Net Worth (as defined in Section 6.10 below) of the Company as of the Closing Date; and nothing in this Section 4.9(a) shall require the Company to make any additional provision to the Bank’s reserve for loan losses so long as such reserve, determined as described in Section 2.8 and in compliance with the second sentence of Section 4.11 below, is adequate and in compliance with GAAP.

(b) The Company shall cause the Bank to make available to Wintrust the files maintained by the Bank with respect to, and information regarding the status of, each Loan contained in the Loan portfolio of the Bank, as of a date not more than 15 days prior to the Closing Date.

4.10 Director and Officer Insurance Coverage.

(a) Wintrust agrees to provide each of the directors and officers of the Company and the Bank who continue to hold such positions after the Effective Time substantially the same insurance coverage against personal liability for actions taken after the Effective Time as is provided to current directors and officers of Wintrust’s subsidiary banks. Without limiting the generality of the preceding sentence, on or prior to the Closing Date, the Company and the Bank shall purchase, at Wintrust’s expense (so long as the premium or premiums are acceptable to Wintrust in its sole discretion), for the benefit of the Bank and the Company (including their respective successors) and individuals who were officers or directors of the Bank or the Company (but only in their capacity as such) immediately prior to Closing, a tail policy or policies providing coverages equivalent to the level and scope of directors’ and officers’ liability and other professional insurance coverages as set forth in the Company’s and the Bank’s current directors’ and officers’ liability and other professional insurance policies in effect as of the Closing, which tail policy or policies shall be for terms of six (6) years or, if such term of coverage is not available, such other maximum period of coverage that is available at a cost consistent with the cost incurred by the Company’s or the Bank’s current directors’ and officers’ liability and other professional insurance policies in effect as of the Closing.

(b) In the event the current insurer of such policies issued by the Company and the Bank declines to provide the tail policy or policies described above, or after the Effective Time terminates the tail policy or policies described above, the Company (if prior to the Closing Date) or Wintrust (if after the Effective Time) shall use commercially reasonable efforts to identify and obtain similar cover from another insurance carrier of substantially similar size, reputation and creditworthiness to that of such former insurer, if such coverage is reasonably obtainable from the marketplace. If after such reasonable efforts another such insurance carrier is unable to unwilling to provide such similar coverage, the Company (if prior to the Closing Date) or Wintrust (if after the Effective Time) shall obtain the best coverage available as determined in the reasonable judgment of the Company or Wintrust, as applicable.

(c) Notwithstanding anything to the contrary herein, and regardless of the purchase of insurance coverage under this Section 4.10, Wintrust acknowledges and agrees that, after Closing, individuals who were officers or directors of the Company, the Bank or the Bank Subsidiary prior to Closing shall continue to be entitled to indemnification for acts and omissions occurring prior to Closing, to the extent of any indemnification provided to such individuals on the date hereof in the WBCL, the articles of incorporation or by-laws of the Company, the Bank or the Bank Subsidiary, as applicable.

4.11 Interim Financial Statements. Prior to the Closing Date, the Company shall deliver to Wintrust a monthly balance sheet, income statement and statement of shareholders’ equity of the Company as of the end of each month as promptly as practicable after they become available. Such monthly financial statements shall be prepared consistent with past practice and in conformity in all material respects with GAAP (excluding footnote disclosure) applied on a basis consistent with the Financial Statements.

4.12 Dissent Process. The Company will give to Wintrust prompt notice of any written notice or demands for appraisal for any Company Common Stock, any attempted withdrawals of such demands and any other notice given or instrument served relating to the exercise of dissenters’ rights granted under the WBCL, including the name of each dissenting shareholder and the number of shares of Company Common Stock to which the dissent relates. Wintrust will have the right to participate in all negotiations and proceedings relating thereto, except as otherwise required by law. The Company will not make any payment with respect to, or settle or offer to settle, any appraisal demands without Wintrust’s prior written consent.

4.13 Section 368(a) Reorganization. Either prior to or after the Closing Date, none of the Parties shall take or cause to be taken any action, or omit to take any action or cause any omission, which would cause the Merger not to qualify as a reorganization in accordance with Section 368(a) of the Code. The Parties agree to take any and all necessary or advisable steps to restructure or modify the terms of the transaction contemplated hereby, if such steps are necessary or advisable to qualify the transaction contemplated hereby as a reorganization in accordance with Section 368(a) of the Code; provided, however, that nothing in this Section 4.13 shall be deemed to require the Parties to take any steps that will increase the Per Share Merger Consideration.

4.14 Treatment of Options. Notwithstanding anything contained in this Agreement to the contrary, Wintrust and the Company each acknowledge and agree that the holder of any Outstanding Company Option may, at any time prior to the fifth (5th) calendar day preceding the Closing Date, exercise such Outstanding Company Option in accordance with its terms and conditions.

4.15 Untrue Representations and Warranties. During the term of this Agreement, if any Party becomes aware of any facts, circumstances or of the occurrence or impending occurrence of any event that would cause one or more of such Party’s representations and warranties contained in this Agreement to be or to become untrue as of the Closing Date then:

(a) such Party shall promptly give detailed written notice thereof to the other Parties; and

(b) such Party shall use reasonable and diligent efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by the other Parties.

4.16 Company Indebtedness. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VI, Wintrust shall assume the indebtedness of the Company in an amount not to exceed $3,600,000 as of the Effective Time.

4.17 Reasonable and Diligent Efforts. The Parties shall use reasonable and diligent efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. No Party will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the regulatory approvals referenced in Sections 6.3 and 7.3) or that would cause any of the representations contained herein to be or become untrue.

ARTICLE V

EMPLOYEE BENEFIT MATTERS

5.1 Benefit Plans. Effective as of the Closing Date, each full-time Employee shall become eligible for and entitled to participate in Wintrust’s benefit plans on the same terms and subject to the same conditions as all other similarly-situated U.S. employees of Wintrust and its subsidiaries. To the extent Employees participate in any Wintrust benefit plans, Employees shall be given credit for amounts paid under a corresponding Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Wintrust benefit plan for the plan year in which the Closing occurs. The Company shall cause its health insurance providers, to the extent permitted under applicable law, (i) to provide to Wintrust a schedule of de-identified information regarding the claims experience of insured persons under the applicable Benefit Plans, and (ii) to provide Wintrust with de-identified information as to any significant pre-existing conditions of any insured persons that are not reflected in such schedule. Wintrust shall use its reasonable and diligent efforts to cause any pre-existing condition limitations (as administered in accordance with applicable law) under Wintrust’s medical benefit plans to be waived to the extent such conditions have been waived under the Company’s health insurance plans. For purposes of determining eligibility to participate in and, where applicable, vesting under Wintrust’s applicable retirement savings plan and employee stock purchase plan, Wintrust’s short-term disability plans and vacation policy, each Employee shall receive past service credit for his or her prior employment with the Company as if such Employee had then been employed by Wintrust. Wintrust reserves the right to change or terminate its employee benefit plans at any time.

5.2 No Rights or Remedies. Nothing in this Article shall confer upon any Employee or his or her legal representative, any rights or remedies, including any right to employment, or continued employment, for any specified period, or any nature or kind whatsoever under or by reason of this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT TO

OBLIGATIONS OF WINTRUST AND MERGER CO.

Unless the conditions are waived by Wintrust, all obligations of Wintrust and Merger Co. under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

6.1 Representations and Warranties; Performance of Agreements. Each of the representations and warranties contained in ARTICLE II that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in ARTICLE II that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date. The Company shall have performed in all material respects all agreements herein required to be performed by the Company on or before the Closing.

6.2 Closing Certificate. Wintrust shall have received a certificate of the Company signed by a senior executive officer of the Company, dated as of the Closing Date, certifying in such detail as Wintrust may reasonably request, as to the fulfillment of the conditions to the obligations of Wintrust set forth in this Agreement that are required to be fulfilled by the Company on or before the Closing. Such certificate shall certify, to the satisfaction of Wintrust, that the Bank has conducted its business as described in Section 4.1.

6.3 Regulatory and Other Approvals. Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

6.4 Approval of Merger and Delivery of Articles of Merger. This Agreement and the transactions and agreements contemplated hereby, including the Merger and the appointment of the Shareholders’ Agent, shall have been approved by the shareholders of the Company in accordance with the Company’s articles of incorporation, by-laws and the WBCL, and the proper officers of the Company shall have executed and delivered to Wintrust the Articles of Merger, in form suitable for filing with WDFI, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

6.5 No Litigation. No suit or other action shall have been instituted or threatened in writing seeking to enjoin the consummation of the Merger or to obtain other relief in connection with this Agreement or the transactions contemplated herein that Wintrust believes, in good faith and with the written advice of outside counsel, makes it inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that the Company, the Bank or the Bank Subsidiary has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a Material Adverse Effect on the Company or the Bank.

6.6 Environmental Review.

(a) Environmental Surveys. The Company has provided to Wintrust copies of certain existing environmental assessments and reports that the Company or the Bank have obtained in connection with any of the Real Property. Within thirty (30) days following the date of this Agreement, the Company shall deliver to Wintrust, at the Company’s sole expense, a Phase I environmental assessment or an update of the existing Phase I environmental assessment for each parcel of the Real Property (other than real property reflected on the latest balance sheet of the Bank as OREO) (each, an “Environmental Survey”, and collectively, the “Environmental Surveys”). In the event that an Environmental Survey indicates or tends to indicate the presence or the suspected presence of an Environmental Condition (in the sole discretion of Wintrust), Wintrust will give the Company written notice of the presence or the suspected presence of the Environmental Condition within ten (10) Business Days of receipt of such Environmental Survey (together with all information it possesses relating to the Environmental Condition). For purposes of this Agreement, an “Environmental Condition” shall mean (i) an above ground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Real Property and which violates an Environmental Law; (ii) a Hazardous Material found in building materials at the Real Property or present in soil and/or groundwater at the Real Property which violates an Environmental Law; (iii) a discharge, emission or release of a Hazardous Material related to the Real Property which violates an Environmental Law; (iv) an event or condition that likely has occurred or exists with respect to the Real Property which constitutes a violation of an Environmental Law; or (v) an event or condition related to the Real Property which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.

(b) Phase II Survey. Within thirty (30) days of receipt of notice from Wintrust of the presence or suspected presence of an Environmental Condition, the Company shall deliver to Wintrust, at the Company’s sole expense, a physical examination and investigation of the Environmental Condition indicated in the applicable Environmental Survey (the “Phase II Survey”). The subject, scope, manner and method of the Phase II Survey will be subject to Wintrust’s prior review and reasonable approval, which approval shall not be unreasonably delayed, conditioned or withheld. The Company shall deliver to Wintrust with the Phase II Survey all written reports, analytical data, correspondence, notices or other written materials relating thereto (which collectively constitutes the “Phase II Survey Report”).

(c) If any Phase II Survey Report indicates or confirms, in the sole discretion of Wintrust, the presence of an Environmental Condition related to the Real Property, Wintrust will have until ten (10) Business Days from its receipt of such Phase II Survey Report to either (A) accept the Real Property in its current condition subject to a reduction in the Merger Consideration equal to an amount to be mutually agreed upon in good faith by Wintrust and the Company, or (B) notify the Company in writing that Wintrust has elected to terminate this Agreement; provided, however, that in the event the estimated cost of remediation of such Environmental Condition(s) is less than $200,000, at Wintrust’s election, in lieu of exercising its termination rights, Wintrust may accept the Real Property in its current condition but for purposes of Section 6.10(b), the shareholders’ equity set forth in the Closing Balance Sheets shall be reduced by the amount of such estimated cost of remediation, and the Company shall agree to such reduction, in which case the updated representations and disclosures referenced in the last sentence of Section 2.17 shall be deemed made. For purposes of clarification, if the parties are able to agree in good faith upon a reduction in the Merger Consideration pursuant to clause (A) in the preceding sentence, such same updated representations and disclosures referenced in the last sentence of Section 2.17 shall be deemed made.

6.7 Opinion of Counsel. Wintrust shall have received the opinion of Boardman & Clark LLP, counsel for the Company, dated as of the Closing Date, and in form substantially similar to Exhibit C and reasonably satisfactory to Wintrust and its counsel.

6.8 Employment Agreements. The persons identified on Schedule 6.8 shall each have entered into an employment agreement with Wintrust or the Bank, executed and delivered on the date hereof and to become effective as of the Closing Date, in the form attached as Exhibit D, and shall each be capable of performing his or her duties under his or her employment agreement as of the Closing Date.

6.9 No Adverse Changes. Between the date of this Agreement and the Closing Date, the businesses of the Company, the Bank and the Bank Subsidiary, taken as a whole, shall have been conducted in the Ordinary Course of Business, except as otherwise required under this Agreement, in all respects consistent with sound banking practices, and there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as required under this Agreement, that would have a Material Adverse Effect on the Company or the Bank.

6.10 Minimum Net Worth and Loan Loss Reserve Requirements.

(a) Five (5) business days prior to the Closing Date, the Company shall have delivered to Wintrust balance sheets for the Company, the Bank and the Bank Subsidiary as of the Closing Date reflecting the Company’s good faith estimate of the accounts of the Company, the Bank and the Bank Subsidiary, as applicable, as of the Closing Date (which, for the avoidance of doubt, shall include net income estimated to be earned by the Company, the Bank and the Bank Subsidiary through and including the Closing Date), prepared in conformity with past practices and policies of the Company, the Bank and the Bank Subsidiary, and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Financial Statements, and adjusted to reflect the following adjustments, specifications and charges (the “Closing Balance Sheets”). The Closing Balance Sheets shall (i) confirm that (A) the outstanding indebtedness of the Company does not exceed $3,600,000, which indebtedness shall be assumed by Wintrust, and (B) the Bank’s reserve for loan losses, determined as described in Section 2.8, shall be not less than 1.50% of the Bank’s net Loans (gross Loans less unearned discounts), and (ii) reflect any adjustments contemplated by Section 6.6(c). Wintrust shall have an opportunity to review and comment on the Closing Balance Sheets prior to the Closing Date.

(b) If the Closing Balance Sheets reflect shareholders’ equity in the Company equal to or greater than $26,000,000 (the “Minimum Adjusted Net Worth”), then there will be no adjustment to the Per Share Merger Consideration. If the Closing Balance Sheets reflect the Company’s shareholders’ equity is less than the Minimum Adjusted Net Worth, the Merger Consideration shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall, and any such reduction shall be allocated equally to the cash and stock portions of the Merger Consideration. For purposes of the determination of Minimum Adjusted Net Worth, all accruals and expenses for contributions and other payments made or to be made to any Benefit Plan shall be net of any income tax benefit derived from said accrued contribution and other payments by the Company or the Bank notwithstanding past practices and policies of the Company and the Bank.

6.11 Title Commitments, Surveys. Wintrust shall have received Title Commitments and Surveys required under this Agreement for each of the parcels of Real Property owned and used by the Bank, in form and substance satisfactory to Wintrust in its sole discretion.

6.12 Delivery of Articles of Merger. The proper officers of the Company shall have executed and delivered to Merger Co. the Articles of Merger, in form suitable for filing with WDFI, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

6.13 Consents. The Company shall have obtained or caused to be obtained (a) all written consents required under Section 2.5, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement, in each case where failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on the Company or Wintrust’s rights under this Agreement.

6.14 Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

6.15 Other Documents. Wintrust shall have received at the Closing such other customary documents, certificates, or instruments as it may have reasonably requested evidencing compliance by the Company with the terms and conditions of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS

OF THE COMPANY

Unless the conditions are waived by the Company, all obligations of the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

7.1 Representations and Warranties; Performance of Agreements. Each of the representations and warranties contained in ARTICLE III that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in ARTICLE III that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date. Wintrust shall have performed in all material respects all agreements herein required to be performed by Wintrust on or before the Closing.

7.2 Closing Certificate. The Company shall have received a certificate signed by the Chief Executive Officer, a Senior Executive Vice President, an Executive Vice President, or a Senior Vice President of Wintrust dated as of the Closing Date, certifying in such detail as the Company may reasonably request, as to the fulfillment of the conditions to the obligations of the Company as set forth in this Agreement that are required to be fulfilled by Wintrust or Merger Co. on or before the Closing.

7.3 Regulatory and Other Approvals. Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

7.4 Articles of Merger. The proper officers of Merger Co. shall have executed and delivered to the Company the Articles of Merger, in form suitable for filing with WDFI, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

7.5 No Litigation. No suit or other action shall have been instituted or threatened in writing seeking to enjoin the consummation of the Merger or to obtain other relief in connection with this Agreement or the transactions contemplated herein that the Company believes, in good faith and with the written advice of outside counsel, makes it inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that Wintrust has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a Material Adverse Effect on Wintrust.

7.6 Opinions of Counsel.

(a) The Company shall have received the opinion of Schiff Hardin LLP, special counsel for Wintrust, dated as of the Closing Date, and in form substantially similar to Exhibit E and reasonably satisfactory to the Company and its counsel.

(b) The Company shall have received the opinion of WIPFLI, LLP, accountants for the Company, dated as of the Closing Date, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, that the Company and Wintrust will each be a party to such reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by the holders of shares of Company Common Stock upon the receipt of shares of Wintrust Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Wintrust Common Stock. The tax opinion shall be based on customary assumptions and supported by one or more fact certificates or affidavits from Wintrust and the Company, in such form and content as may reasonably be requested by counsel to the Company. Notwithstanding anything to the contrary contained herein, no Party may waive the conditions set forth in this Section 7.6(b).

7.7 No Adverse Changes. Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, that would have a Material Adverse Effect on Wintrust.

7.8 Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

7.9 NASDAQ Listing. Shares of Wintrust Common Stock to be issued in connection with the Merger shall have been approved for listing on the NASDAQ Global Select Market.

7.10 Other Documents. The Company shall have received at the Closing all such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by Wintrust with the terms and conditions of this Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1 Survival of Representations. All representations and warranties made by the parties hereto shall survive until the last day of the fifteenth (15th) calendar month following the month in which the Closing Date occurs, and shall thereafter expire. Any investigation by a party to be indemnified on account of any breach or incorrectness of such statements, representations, warranties or agreements shall not be a defense to a claim for indemnification.

8.2 Indemnification.

(a) The Company agrees that Wintrust, and each of its subsidiaries (including the Surviving Corporation) and affiliates (the “Wintrust Indemnified Parties”) shall be indemnified by the Company against and held harmless from (i) any and all losses, liabilities, claims, causes of actions, suits, damages or penalties (excluding punitive damages and special damages (other than punitive or special damages claimed by third parties) and damages solely attributable to lost profits) (“Claims”) arising out of or resulting from (A) any breach or incorrectness of any of the representations and warranties contained in ARTICLE II of this Agreement (including the Company Schedules thereto) or in any certificates delivered to Wintrust by the Company or with their express authorization, or (B) any breach of any covenant or agreement made by the Company in this Agreement, and (ii) the reasonable out-of-pocket expenses or costs incurred by the Wintrust Indemnified Parties, including reasonable attorneys’ fees, in connection with investigating, attempting to correct or defending against any claims, liens or charges that are asserted against the Wintrust Indemnified Parties for which any of the Wintrust Indemnified Parties is entitled to indemnity pursuant to the foregoing provisions.

(b) Wintrust shall indemnify the holders of Company Common Stock as of immediately prior to the Effective Time (the “Company Indemnified Parties”) against and hold them harmless from (i) any and all Claims arising out of or resulting from (A) any breach or incorrectness of any of the representations and warranties contained in ARTICLE III or in any certificates delivered to the Company by Wintrust or with its express authorization, or (B) any breach of any covenant or agreement made by Wintrust or Merger Co. in this Agreement, and (ii) the reasonable out-of-pocket expenses or costs incurred by the Company Indemnified Parties, including reasonable attorneys’ fees, in connection with investigating, attempting to correct or defending against any claims, liens or charges that are asserted against the Company’s shareholders for which they are entitled to indemnity pursuant to the foregoing provisions. To the extent a Claim arises out of or results from a breach or incorrectness of a representation or warranty of Wintrust or Merger Co., Wintrust shall not be liable under this Section 8.2(b) unless such Claim has been asserted by a written notice which is given to Wintrust on or before the expiration of such statement, representation or warranty.

(c) In the event a Claim results in a reduction in the amount of federal, state or foreign income taxes payable by the indemnified party by reason of any deduction or adjustment allowed such party as a result of the payment, settlement or satisfaction of such Claim, or in the event the indemnified party receives any other monetary benefit (by way of counterclaim, set-off or otherwise) as a result of a judgment, compromise or settlement of a Claim and such monetary benefit arises out of the same transaction or occurrence that is the subject matter of such Claim, the indemnifying party’s indemnification obligation shall be net of the amount of such tax or monetary benefit, provided such tax or monetary benefit is sufficient to compensate the indemnified party for any additional income taxes payable by the indemnified party as a result of any indemnification payments hereunder.

(d) Notwithstanding anything to the contrary contained in this Section 8.2:

(i) no indemnified party shall be entitled to indemnification under clause (i)(A) of Section 8.2(a) (in the case of the Wintrust Indemnified Parties) or clause (i)(A) of Section 8.2(b) (in the case of the Company Indemnified Parties) until the aggregate amount of liability suffered by the indemnified parties with respect to which they are entitled to indemnification under the applicable clause (i)(A) exceeds $250,000, whereupon the indemnified parties shall be entitled to indemnification hereunder for all liabilities suffered; provided, however, that such limitation shall not apply to the obligations of the Company to indemnify the Wintrust Indemnified Parties for any breach of any of the representations and warranties made by the Company in Section 2.1 (Organization), Section 2.3 (Capitalization), Section 2.4 (Authorization; No Violation), Section 2.16 (Taxes), Section 2.17 (Environmental Laws and Regulations), Section 2.21 (Employee Benefit Plans), Section 2.26 (Brokers’ and Finders’ Fees) and Section 2.28 (No Omissions) (collectively, the “Fundamental Representations”);

(ii) the aggregate amount by which the Wintrust Indemnified Parties may be indemnified pursuant to Section 8.2 shall not exceed $1,000,000;

(iii) the aggregate obligation of Wintrust to indemnify the Company Indemnified Parties pursuant to this Section 8.2 shall not exceed $1,000,000; and

(iv) the indemnified party shall use commercially reasonable efforts to mitigate any Claims and obtain or realize any insurance proceeds or tax deductions or tax benefits with respect to such Claims.

8.3 Indemnification Procedure. A party seeking indemnification (which in the case of the shareholders of the Company seeking indemnification shall be the Shareholders’ Agent acting on their behalf) shall assert a claim for indemnification under Section 8.2 by giving prompt notice in writing to the indemnifying party of the facts and circumstances giving rise to such Claim. Subject to the limitations of any contract of insurance, an indemnified party shall tender to the indemnifying parties the opportunity to manage and control any defense against any such Claim with counsel chosen by the indemnifying party, subject to the indemnified party’s approval of such counsel (which approval shall not be withheld unreasonably) and to such other conditions as the indemnified party reasonably determines in good faith to be necessary for the protection of its interests. If the indemnifying party assumes management and control of such defense, the indemnified parties shall cooperate reasonably with the indemnifying parties in the conduct of any such defense, and the indemnifying party shall have full rights to negotiate and enter into any compromise or settlement which is dispositive of such Claim, provided that any compromise or settlement that will not be paid in full by the indemnifying party or that involves any remedy other than the payment of money damages shall be subject to the consent of the indemnified party. The indemnified parties shall be entitled to participate in the defense of such action at their own expense. In the event the indemnifying party fails to accept the management and control of such defense in a timely manner, the indemnified parties shall have the right to choose counsel and to assume management and control of the defense at the indemnifying parties’ expense, and the indemnifying party shall be entitled to participate in such defense at its own expense.

8.4 Appointment of Shareholders’ Agent. The decisions of the shareholders of the Company with respect to taking any and all actions specified or contemplated by this ARTICLE VIII shall be determined by an executive officer of the Company to be nominated at the Shareholders’ Meeting, who upon the requisite approval by the Company’s shareholders at the Shareholders Meeting’ shall be constituted and appointed as the shareholders’ exclusive agent and attorney-in-fact in connection with the foregoing (“Shareholders’ Agent”). The Company Board shall cause the appointment of the Shareholders’ Agent, together with an alternate to serve as successor if the initial Shareholders’ Agent should become unable or unwilling to perform his or her duties, at the Shareholders’ Meeting to constitute the authorization by each shareholder of the Company, without regard to whether such shareholder voted to appoint the Shareholders’ Agent, that the powers granted to the Shareholders’ Agent are coupled with an interest and shall be irrevocable and that Shareholders’ Agent shall be fully protected, held harmless and indemnified by the Company’s shareholders in exercising, or in declining to exercise, a power provided for or contemplated by this Agreement for the benefit of all shareholders, as he or she shall determine, whether upon consultation with the shareholders or in his or her sole discretion, to be in the interests of all shareholders of the Company. The actions of the Shareholders’ Agent pursuant to this Agreement shall bind each shareholder of the Company, and no notice to or approval by the shareholders of such action shall be required. Wintrust shall be entitled to rely on any action taken by the Shareholders’ Agent as may be contemplated by this Agreement and on any certificate or instrument related thereto provided by the Shareholders’ Agent in his or her capacity as agent for the shareholders of the Company, for the benefit of all shareholders of the Company, and shall have no duty to inquire into the circumstances in which any such action is taken or such written instrument is provided. In the event the successor Shareholders’ Agent appointed at the Shareholders’ Meeting should become unable to unwilling to perform his or her duties, and unable or unwilling to appoint a subsequent successor, then Wintrust shall appoint any reasonable successor Shareholders’ Agent from among the Shareholders or former officers of the Company. Any successor Shareholders’ Agent so appointed shall be vested with the same power and authority as the initial Shareholders’ Agent.

8.5 Adjustment to Merger Consideration. All amounts paid with respect to Claims under this Agreement shall be treated by the Parties for all Tax purposes as adjustments to the Merger Consideration.

8.6 Sole and Exclusive Remedy. Except as set forth in Section 9.1 or for claims based upon fraud or willful misconduct, the indemnification provisions of this ARTICLE VIII shall constitute the sole and exclusive remedy of Wintrust and the shareholders of the Company for any breach of representations or warranties or covenants under this Agreement.

8.7 Arbitration.

(a) Any dispute, claim or controversy arising out of or relating to this Article VIII or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be resolved by arbitration in Madison, Wisconsin, before one arbitrator who is an attorney. The arbitration shall be administered by the Madison, Wisconsin, office of the American Arbitration Association (“AAA”) pursuant to this Section 8.7, the AAA Commercial Arbitration Rules and the Federal Arbitration Act. In the event of a conflict, this Section 8.7 shall govern. The Parties agree that the arbitrator shall have the power to provide any relief available at law or in equity under the laws of the State of Wisconsin. The arbitrator shall issue a reasoned award to the Parties deciding the issues in dispute within thirty (30) days of the evidentiary hearing, or, if no such hearing is held, within thirty (30) days of receiving all of the Parties’ submissions. Judgment on the award may be entered in any court that may properly assert jurisdiction over the Parties against which judgment will be enforced.

(b) The arbitrator shall, in the award, allocate the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys’ fees of the Prevailing Party against the non-prevailing party. The “Prevailing Party,” as it is used in this Section 8.7, shall be determined by the arbitrator, who shall consider, among other things, the good faith of the Parties, the party that prevails on the majority of the claims and counterclaims before the arbitrator and the monetary value of the claims or counterclaims decided by the arbitrator.

ARTICLE IX

GENERAL

9.1 Termination Fees; Expenses. Except as otherwise provided in this Section 9.1, all costs and expenses incurred in the consummation of this transaction, including any brokers’ or finders’ fees, shall be paid by the Party incurring such cost or expense.

(a) In the event that this Agreement is terminated by Wintrust because the Company committed a material breach of its material obligations under this Agreement, unless such breach is a result of the failure by Wintrust to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided Wintrust is in material compliance with all of its material obligations under this Agreement, the Company shall pay to Wintrust a termination fee of $750,000, plus documented out-of-pocket expenses and costs (up to a maximum of an additional $250,000 in such expenses and costs), including reasonable attorneys’ fees, subject to verification thereof, that Wintrust (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of the Company’s breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of Wintrust. Except as provided in the following sentence and in Section 9.1(c), such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust’s sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by Wintrust as a result of the Company’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, Wintrust shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

(b) In the event that this Agreement is terminated (i) by Wintrust as a result of a breach by the Company of its covenant in Section 4.8, (ii) by the Company pursuant to Section 9.2(e), or (iii) pursuant to Section 9.2(b) or 9.2(c) and (in the case of this clause (iii)) within six months after the date of such termination the Company or the Bank has either consummated or entered into a definitive agreement relating to an Acquisition Proposal which was made known to any member of the Company Board or the boards of directors of the Bank and not disclosed to Wintrust prior to the date of such termination, then the Company shall pay to Wintrust a termination fee equal to $1,250,000, plus documented out-of-pocket expenses and costs (up to a maximum of an additional $250,000 in such costs and expenses) including reasonable attorneys’ fees, subject to verification thereof, that Wintrust (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of the Company’s conduct described in this clause (b) above, including reasonable fees of professionals engaged for such purpose by or on behalf of Wintrust. Except as provided in Section (a) such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust’s sole and exclusive remedy under this Agreement; provided that in no event shall Wintrust be entitled to a termination fee under both Sections 9.1(a) and 9.1(b) and including reasonable attorneys’ fees.

(c) In the event that this Agreement is terminated by the Company because Wintrust committed a material breach of its material obligations under this Agreement, unless such breach is a result of the failure by the Company or the Bank to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided the Company is in material compliance with all of its material obligations under this Agreement, Wintrust shall pay the Company a termination fee of $750,000, plus documented out-of-pocket expenses and costs (up to a maximum of an additional $250,000 in such expenses and costs), including reasonable attorneys’ fees, subject to verification thereof, that the Company (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of Wintrust’s breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of the Company; provided, however, that such sums shall constitute liquidated damages and the receipt thereof shall be the Company’s sole and exclusive remedy under this Agreement. Notwithstanding the foregoing, if this Agreement is terminated by the Company as a result of Wintrust’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, the Company shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

9.2 Termination. This Agreement may be terminated:

(a) at any time by written agreement between Wintrust and the Company;

(b) by either Wintrust or the Company if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its material obligations under this Agreement) by January 31, 2015 (the “Termination Date”), or such later date agreed to by the Parties, provided, however, that the Termination Date shall automatically be extended until March 31, 2015, if the sole impediment to Closing is a delay in the approval of the Federal Reserve Application or the Wisconsin Application;

(c) by Wintrust by written notice to the Company, if the Company shall have breached any representation, warranty, covenant, obligation or other agreement contained in this Agreement that (i) would result in the failure of a condition set forth in ARTICLE VI to be satisfied, (ii) cannot be or has not been cured prior to the earlier to occur of (x) 30 days after the giving of written notice to the Company of such breach or (y) the Termination Date, and (iii) Wintrust has not waived such condition on or before the Closing Date;

(d) by the Company by written notice to Wintrust, if (i) any of the conditions in ARTICLE VII has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or the Bank to comply with its obligations under this Agreement); and (ii) the Company has not waived such condition on or before the Closing Date;

(e) by the Company pursuant to Section 4.8(b), or by Wintrust if an Acquisition Proposal from a third party is accepted by the Company or consummated, in each case by written notice to the other party; or

(f) by the Company, if at the time all of the conditions to the Closing set forth in ARTICLE VI and ARTICLE VII are satisfied, the Wintrust Common Stock Price is less than $36.50; provided, however, that the Company may not terminate the Agreement pursuant to this Section 9.2(f) unless and until five (5) business days have elapsed following the receipt by Wintrust of written notice of the Company’s intent to terminate, and prior to the end of such five (5) business-day period the Parties in good faith are unable to reach agreement as to an amendment to this Agreement containing terms acceptable to both Parties so that the Merger and transactions contemplated hereby may be effected; or

(g) by Wintrust, if at the time all of the conditions to the Closing set forth in ARTICLE VI and ARTICLE VII are satisfied, the Wintrust Common Stock Price is more than $52.50; provided, however, that Wintrust may not terminate the Agreement pursuant to this Section 9.2(g) unless and until five (5) business days have elapsed following the receipt by the Company of written notice of Wintrust’s intent to terminate, and prior to the end of such five (5) business-day period the Parties in good faith are unable to reach agreement as to an amendment to this Agreement containing terms acceptable to both Parties so that the Merger and transactions contemplated hereby may be effected.

Any termination of this Agreement shall not affect any rights accrued prior to such termination.

9.3 Confidential Information. The Parties each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each Party will keep in strict confidence and either return or destroy (and certify in writing as to such destruction) all documents containing any information concerning the properties, business, and assets of the other Parties that may have been obtained in the course of negotiations or examination of the affairs of the other Parties either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or governmental or regulatory authorities or to the extent that retention of such documents is required by applicable laws, rules or regulations governing record retention.

9.4 Non-Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties under this Agreement shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Notwithstanding the foregoing, Wintrust may assign its rights hereunder to another wholly owned subsidiary of Wintrust. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Parties.

9.5 Notices. All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third (3rd) business day after being deposited in the United States mail, registered or certified mail (return receipt requested), (c) the first business day after being deposited with Federal Express or any other recognized national overnight courier service, or (d) if delivered by facsimile transmission, upon receipt, in each case addressed as follows or at such other address as provided by a Party to the other Parties in accordance with these procedures:

(i)	If to the Company or the Bank, addressed to:

Delavan Bancshares, Inc.

820 Geneva Street
Delavan, Wisconsin 53115
Attention:	Michael J. Murphy
President/CEO

with a copy to:

Boardman & Clark LLP
1 South Pinckney Street, Suite 410
Madison, Wisconsin 53703
Attention:	John Knight, Esq.

(ii)	If to Wintrust or Merger Co., addressed to:

Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018
Facsimile: 877-873-5406
Attention:	Lisa J. Pattis, Esq.
Executive Vice President and
General Counsel

with a copy to:

Schiff Hardin LLP
233 S. Wacker Drive, Suite 6600
Chicago, Illinois 60606-6473
Facsimile:	312-258-5600
Attention:	Matthew G. Galo, Esq.

9.6 Counterparts. For the convenience of the Parties, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile or other electronic means and such signature pages will be deemed as sufficient as if actual signatures pages had been delivered.

9.7 Knowledge. References in this Agreement to the “knowledge” of a party shall mean: (a) with respect to a natural person, the actual knowledge of such person after his or her reasonable investigation into the subject matter at issue; (b) with respect to the Company, the Bank and the Bank Subsidiary, the actual knowledge of Michael J. Murphy, President and CEO, and Jon Martin, CFO, after their reasonable investigation into the subject matter at issue, and (c) with respect to Wintrust, the actual knowledge of David A. Dykstra, Senior Executive Vice President and Chief Operating Officer, Richard B. Murphy, Executive Vice President and Chief Credit Officer, David L. Stoehr, Executive Vice President and Chief Financial Officer, or Leona A. Gleason, Executive Vice President and Chief Administrative Officer after their reasonable investigation into the subject matter at issue.

9.8 Interpretation. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole. Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood to be followed by the words “without limitation.” The words describing the singular shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations, partnerships and other entities and vice versa. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.9 Entire Agreement. This Agreement, including the Schedules and agreements delivered pursuant hereto, and the Confidentiality Agreement, set forth the entire understanding of the Parties and supersedes all prior agreements, arrangements, and communications, whether oral or written. This Agreement shall not be modified or amended other than by written agreement of the Parties. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to the conflicts of laws principles thereof.

9.11 Severability. In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

** Signature Page Follows **

IN WITNESS WHEREOF, Wintrust, the Company and Merger Co. have each executed this Agreement and Plan of Merger as of the day and year first written above.

WINTRUST FINANCIAL CORPORATION

By:	/s/ David A. Dykstra
Name:	David A. Dykstra
Title:	Senior Executive Vice President and COO

DELAVAN BANCSHARES, Inc.

By:	/s/ Michael J. Murphy
Name:	Michael J. Murphy
Title:	President

WINTRUST MERGER CO.

By:	/s/ David A. Dykstra
Name:	David A. Dykstra
Title:	Senior Executive Vice President

Exhibit B

Form of Option Conversion Agreement

DELAVAN BANCSHARES, INC.

The Delavan Bancshares, Inc. 2004 Executive Stock Option Plan

CONVERSION AGREEMENT

THIS CONVERSION AGREEMENT, made and entered into as of             , 2014 (this “Conversion Agreement”), by and between Delavan Bancshares, Inc., a Wisconsin corporation (the “Company”), and the undersigned optionee (“Optionee”) under the Delavan Bancshares, Inc. 2004 Executive Stock Option Plan (the “Plan”), and Wintrust Financial Corporation, an Illinois corporation (“Wintrust”) amends each Option Agreement evidencing a stock option (an “Option”) heretofore granted to the Optionee under the Plan and listed on the Optionee Summary attached hereto as Exhibit A (the “Optionee Summary”), as follows:

1. Conversion of Option. Upon the Effective Time (as defined in the Merger Agreement described below) of that certain merger of the Company with and into Wintrust Merger Co., a Wisconsin corporation pursuant to that certain Agreement and Plan of Merger dated as of             , 2014, by and among Wintrust, Wintrust Merger Co., and the Company (the “Merger Agreement”), each outstanding Option listed on the Optionee Summary shall be amended such that the common stock to which such Option relates shall be the common stock, no par value per share, of Wintrust (“Wintrust Common Stock”).

2. Wintrust Option.

(a) The number of shares of Wintrust Common Stock to which each such amended Option shall relate shall be equal to the product (which shall be rounded down, if necessary, to the nearest whole share) of (i) the number of shares of Company Common Stock (as defined in the Merger Agreement) covered by the Option listed in the Optionee Summary (to the extent not theretofore exercised or terminated prior to the Effective Time), multiplied by (ii) the quotient of (1) the Per Share Merger Consideration (as defined in the Merger Agreement) divided by (2) the Wintrust Common Stock Price (as defined in the Merger Agreement).

(b) The exercise price per share of Wintrust Common Stock under each such Converted Option (as defined in the Merger Agreement) shall be equal to the quotient (which shall be rounded up, if necessary, to the nearest whole cent) obtained by dividing (i) the exercise price per share of Company Common Stock under the original Option by (ii) the quotient of (1) the Per Share Merger Consideration divided by (2) the Wintrust Common Stock Price.

3. Exercisability. The Wintrust Option shall be exercisable in full at any time during the period beginning on the Effective Time and ending on the expiration date(s) set forth in the option agreement (and the Plan) for each respective Option set forth on the Optionee Summary by Optionee’s giving notice to the Company or its successor in the manner specified in the option agreement. Optionee acknowledges to the extent the Option is an incentive stock option under Code Section 422 (an “ISO”), if Optionee exercises the Option more than three months after Optionee ceases to be an employee, then the Option will not qualify for ISO treatment.

4. Notification of Disposition; Taxes. Optionee shall promptly notify Wintrust in the event that Optionee disposes of any shares of Wintrust Common Stock purchased upon exercise of the Converted Option prior to the second anniversary of the date of grant, or, if later, prior to the first anniversary of the date of such exercise if, at the time the Wintrust Option was exercised, the Option was eligible for treatment as an ISO. In the event that any withholding taxes apply at the time of exercise, Optionee shall promptly pay, or cause to be paid, to Wintrust cash equal to such taxes or Optionee may direct that there be withheld from the shares issuable upon exercise shares of Wintrust Common Stock with a Fair Market Value (as defined in the Plan as amended at the Effective Time) equal to the minimum required withholding taxes.

5. Effect of Conversion Agreement. Except as expressly provided for herein, this Conversion Agreement shall effect no amendment, change or modification whatsoever of or to an Option Agreement or to the Plan. From and after the Effective Time, each Option shall be subject to the amended terms of the Plan as so amended in accordance with the Merger Agreement, but only to the extent expressly provided for herein or that does not otherwise impair the rights of the Optionee in the Option. Unless defined herein, capitalized terms used in this Conversion Agreement shall have the same meaning ascribed to them under the Plan.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the Company has caused this Conversion Agreement to be executed by its duly authorized officers and the Optionee has hereunto set his hand and seal, all as of the date and year first above written.

WINTRUST FINANCIAL CORPORATION	DELAVAN BANCSHARES, INC.

By:	By:
Its:	Its:

ATTEST:	OPTIONEE:

Signature

Print Name

3

Exhibit A to Conversion Agreement

OPTIONEE SUMMARY

Schedule of Stock Options

Covered by the Conversion Agreement

Optionee:

Grant Date	Expiration Date	Company Common Stock Shares (#)	Exercise Price Per Share($)

4

Exhibit C

Form of Opinion of Company Counsel

The opinion of Company counsel to be delivered in accordance with Section 6.7 of the Merger Agreement will include the opinions set forth below, subject to limitations, qualifications and exclusions and reliance by counsel on factual matters all as will be stated in the opinion letter.

(i) The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended and, based solely upon the Certificate of Status of the Department of Financial Institutions (DFI) dated                     , the Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin, and has not filed articles of dissolution. Based solely upon the Certificate of Status of DFI for the Bank dated                     , the Bank is a state bank duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the requisite power and authority to own its properties and carry on its business as presently conducted.

(ii) The Company has the corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement, and the execution, delivery and performance thereof by the Company have been duly authorized by all necessary corporate action on the part of the Company.

(iii) The authorized capital stock of the Company consists of 400,000 shares of common stock, $1.00 par value per share, of which 373,989 shares are issued and outstanding as of the date of the Merger Agreement, and 2,489 shares are held in treasury. The issued and outstanding shares of common stock of the Company have been duly and validly authorized and issued and are fully paid and nonassessable. None of the shares of the common stock of the Company are subject to any preferences, qualifications, limitations, restrictions or special or relative rights other than as set forth in the Company’s articles of incorporation. Except for the Outstanding Company Options under the Company Option Plan, there are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued. Except for the Voting Agreement to be entered into concurrently with the Merger Agreement, there are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in the Company.

(iv) The authorized capital stock of the Bank consists of 1,000,000 shares of common stock, $1.00 par value per share, of which 1,000,000 shares are issued and outstanding, all of which are owned by the Company. The issued and outstanding shares of common stock of the Bank have been duly and validly authorized and issued and are fully paid and nonassessable (except as provided in Section 220.07 of Wisconsin Statutes) and owned by the Company. There are no options, agreements, contracts or other rights in existence to purchase or acquire from the Bank any shares of capital stock of the Bank, whether now or hereafter authorized or issued.

(v) The authorized capital stock of CB Investments, Inc. consists of 1,000 shares of common stock, $1.00 par value per share, of which 1,000 shares are issued and outstanding, all of which are owned by the Bank. The issued and outstanding shares of common stock of CB Investments, Inc. have been duly and validly authorized and issued and are fully paid and non-assessable and owned by the Bank. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from CB Investments, Inc. any shares of capital stock of CB Investments, Inc., whether now or hereafter authorized or issued.

(vi) The Bank owns 100% of the issued and outstanding member interests of CBD Holdings, LLC. The issued and outstanding member interests of CBD Holdings, LLC are duly and validly authorized and issued. The Bank is under no obligation to contribute additional capital to CBD Holdings, LLC. There are no options, agreements, contracts, or other rights in existence to purchase or acquire additional member interests from CBD Holdings, LLC, whether now or hereafter authorized or issued.

(vii) The Bank owns 100% of the issued and outstanding member interests of Ponds of Darien LLC. The issued and outstanding member interests of Ponds of Darien, LLC are duly and validly authorized and issued. The Bank is under no obligation to contribute additional capital to Ponds of Darien, LLC. There are no options, agreements, contracts, or other rights in existence to purchase or acquire additional member interests from Ponds of Darien, LLC, whether now or hereafter authorized or issued.

(viii) The Merger Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(ix) The execution and delivery by the Company of the Merger Agreement do not, and the performance by the Company of its obligations under the Merger Agreement will not, (i) violate or conflict with the articles of incorporation or by-laws of the Company, (ii) violate any banking law, rule or regulation applicable to the Company or the Bank, (iii) violate any judgment, injunction, order or decree which is listed on the attachment to this opinion letter, or (iv) Based solely on the Officer’s Certificate of the Company, breach or result in a default under any indenture, mortgage, instrument or agreement.

(x) The execution and delivery by the Company of the Merger Agreement does not require any consent or approval of, or filing or registration with, any Governmental Authority (as such term is defined in the Merger Agreement), except such as have been obtained or made pursuant to the Merger Agreement.

2

Exhibit D

FORM OF EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made by and between Community Bank CBD, a Wisconsin state chartered bank (“Employer”) and Michael J. Murphy, an individual resident in the State of Wisconsin (“Executive”) as of             , 2014.

WITNESSETH THAT:

WHEREAS, Employer is engaged in the business of general banking;

WHEREAS, Employer’s parent company, Delavan Bancshares, Inc., a Wisconsin corporation (the “Parent”), and Wintrust Financial Corporation (“Wintrust”), have executed and delivered as of the date hereof an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Wintrust shall acquire, in accordance with the terms and conditions set forth in the Merger Agreement, the Parent via the Merger (as such term is defined therein), upon which Employer shall become a wholly owned subsidiary of Wintrust;

WHEREAS, the Merger Agreement provides that, as a condition to Closing (as such term is defined therein), Executive shall have entered into this Agreement on the terms and conditions set forth herein, which Agreement is to become effective as of the consummation of the Merger (the “Effective Date”);

WHEREAS, Executive acknowledges and agrees that this Agreement is ancillary to the Merger Agreement and that Wintrust would not enter into the transactions contemplated by the Merger Agreement if the Executive did not execute and deliver this Agreement;

WHEREAS, Executive has particular expertise and knowledge concerning the business of Employer;

WHEREAS, by virtue of Executive’s employment with Employer, Executive will become acquainted with certain confidential information regarding the services, customers, methods of doing business, strategic plans, marketing, and other aspects of the business of Employer, Wintrust or its Affiliates;

WHEREAS, Employer and Executive desire to state and set forth in this Agreement the terms, conditions and obligations of the parties with respect to such employment; and as of the Effective Date, except as otherwise provided herein, this Agreement is intended by the parties to supersede all previous agreements and understanding, whether written or oral, concerning such employment.

NOW THEREFORE, in consideration of the covenants and agreements contained herein, of Executive’s employment, of the compensation to be paid by Employer for Executive’s services, and of Employer’s other undertakings in this Agreement, the parties hereto do hereby agree as follows:

1. Scope of Employment. Executive will be employed as President of Employer and shall perform such duties as may be assigned to Executive by the Board of Directors of Employer in such position. Executive agrees that during Executive’s employment Executive will be subject to and abide by the written policies and practices of Employer and Wintrust. Executive also agrees to assume such new or additional positions and responsibilities commensurate with the position of President of Employer as Executive may from time to time be assigned for or on behalf of Employer or Wintrust, it being understood that in the event Wintrust decides to combine Employer or certain of its operations with those of the Employer’s Affiliate Town Bank, that the position of “Market President” shall be assumed by the Executive and be within the scope of Executive’s employment hereunder and that, following such combination, references to Employer hereunder shall include references to Town Bank. Notwithstanding the foregoing, during the Term (as defined in Section 8 herein) of this Agreement, Executive will not be required without Executive’s consent to move Executive’s principal business location to another location more than a 25 mile radius from Executive’s now existing principal business location. For purposes of this Agreement, the term “Affiliate” shall include but not be limited to the entities listed in Exhibit A to this Agreement and any subsidiary of any of such entities and shall further include any present or future affiliate of any of them as defined by the rules and regulations of the Federal Reserve Board. In the event Executive shall perform services for Wintrust or any Affiliate, the provisions of this Agreement shall also apply to the performance of such services by Executive on behalf of Wintrust or any Affiliate.

2. Compensation and Benefits. During the Term, Executive shall be entitled to the following compensation and benefits:

(a) Executive’s annual base salary (the “Annual Base Salary”) shall be as set forth in Schedule A, and shall be payable in accordance with the normal payroll practices of Employer. During the Term, the Annual Base Salary may be increased or decreased by Employer, its sole and absolute discretion, provided that the Annual Base Salary may not be decreased below the amount set forth on Schedule A without Executive’s consent so long as Executive remains a full-time employee of Employer.

(b) Executive shall be eligible to receive an annual performance-based bonus (the “Incentive Bonus”) as set forth in Schedule A. The actual amount of the Incentive Bonus (if any) earned by and payable to the Executive for each fiscal year in the Term shall be determined by the Compensation Committee of Wintrust’s Board of Directors and/or the Board of Directors of Employer, in their sole and absolute discretion, based upon the satisfaction of goals and objectives applicable to Executive and established by the Compensation Committee of Wintrust’s Board of Directors and/or the Board of Directors of Employer. Any Incentive Bonus payable pursuant to this Section 2(b) shall be subject to, and paid to Executive in accordance with, the terms and conditions of the Employer’s annual bonus guidelines as in effect from time to time.

(c) Executive will be entitled to coverage under such compensation plans, insurance plans and other fringe benefit plans and programs as may from time to time be established for similarly-situated employees of Employer, Wintrust and its Affiliates in accordance with the terms and conditions of such plans and programs. Executive shall also be eligible to participate in the Wintrust 2007 Stock Incentive Plan or any successor Plan thereto.

(d) Executive shall be entitled to six weeks of paid vacation leave each year during the term of this Agreement, excluding holidays, at such times within each year as Executive may determine, taking into account Employer’s schedule and Executive’s duties relative thereto.

(e) If requested by Executive, Employer shall, at its expense, make available to Executive an automobile for professional and private use.

(f) Employer shall pay all voice, text and data charges associated with Executive’s use of his cellular telephone, and Employer shall pay Executive’s membership dues at Big Foot Country Club.

(g) Employer shall pay all reasonable travel, mileage, dining and other ordinary, necessary and reasonable business expenses incurred by Executive in the performance of his duties under this Agreement.

3. Extent of Service. Executive shall devote Executive’s entire business time, attention and energies to the business of Employer during the Term of this Agreement; but this shall not be construed as preventing Executive from (a) investing Executive’s personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the corporations, partnerships and other entities in which such investments are made and in which Executive’s participation is solely that of an investor (subject to any and all rules and regulations of applicable banking regulators or policies of the Employer governing transactions with affiliates and ownership interests in customers); (b) engaging (whether or not during normal business hours) in any other business, professional or civic activities provided that the Board of Directors of Employer approves of such activities and Executive’s engagement does not result in a violation of Executive’s covenants under this Section or Sections 4 or 5 hereof; (c) serving as a member of the Board of Directors of the St. Andrews Catholic Church Endowment Fund, and/or serving as the Finance Officer and as a member of the Executive Council of Big Foot Country Club; or (d) accepting appointments to the boards of directors of other companies provided that the Board of Directors of Employer approves of such appointments and Executive’s performance of Executive’s duties on such boards does not result in a violation of Executive’s covenants under this Section or Sections 4 and 5 hereof.

2

4. Competition. Other than in connection with Executive’s performance of Executive’s duties hereunder, during the period in which Executive performs services for Employer and for a period of one year after termination of Executive’s employment with Employer, regardless of the reason for such termination of employment, Executive shall not directly or indirectly, either alone or in conjunction with any other person, firm, association, company or corporation:

(a) serve as an owner, principal, agent, senior manager, employee or in a position comparable to that held by Executive at any time during Executive’s employment with Employer, for a bank or other financial institution (or any branch or affiliate thereof) which offers to its customers commercial and community banking and/or trust and investment services, and which is located within ten miles of the principal office or any branch office of the Employer as currently situated;

(b) solicit or conduct business which involves commercial and community banking and/or trust and investment services with any person, corporation or other entity which was (i) a customer of the Employer, Wintrust or any other Affiliate of Wintrust with whom Executive had direct or indirect contact while employed by Employer or about whom Executive obtained Confidential Information during the fifteen months prior to the termination of Executive’s employment with Employer, or (ii) a potential customer with whom Employer, Wintrust, or any Affiliate has, at the time of Executive’s termination of employment with Employer, an outstanding oral or written proposal to provide commercial and community banking and/or trust and investment services and with whom Executive had direct or indirect contact while employed by Employer;

(c) request, advise or directly or indirectly invite any of the existing customers, suppliers or service providers of Employer, Wintrust or any other Affiliate of Wintrust to withdraw, curtail or cancel its business with Employer, Wintrust or any other Affiliate of Wintrust, other than through mass mailings or general advertisements not specifically directed at customers of Employer, Wintrust or any Affiliate;

(d) hire, solicit, induce or attempt to solicit or induce any employee of Employer, Wintrust or any other Affiliate of Wintrust (i) to terminate his or her employment or association with Employer or (ii) to become employed by or serve in any capacity by a bank or other financial institution; or

(e) in any way participate in planning or opening a bank or other financial institution which is located or will be located within a ten mile radius of the principal office or any branch office of the Employer. For the purposes of this Agreement, in the event Executive’s geographic area of responsibility as specified herein shall change during employment with Employer, or as the result of performing services for Wintrust or any Affiliate of Wintrust, the Executive’s obligation stated in Sections 4(a) and 4(e) shall apply to a ten mile radius of Executive’s revised geographic area of responsibility.

Notwithstanding the foregoing, (a) Executive shall not be prevented from: (i) investing or owning shares of stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or any over-the-counter market; (ii) retaining any shares of stock in any corporation which Executive owned prior to his execution of this Agreement (subject to any and all rules and regulations of applicable banking regulators or policies of the Employer governing transactions with affiliates and ownership interests in customers); or (iii) investing as a limited partner (without decision-making authority) in any private equity fund, provided that Executive’s involvement in such investment is solely that of a passive investor (subject to any and all rules and regulations of applicable banking regulators or policies of the Employer governing transactions with affiliates and ownership interests in customers), and (b) Executive shall not be in violation of Sections 4(a) or 4(e) of this Agreement if, during the one-year period following termination of employment Executive accepts employment or invests in a bank or other financial institution which is within a ten mile radius of the principal offices or any branch office of Wintrust or any Affiliate of Wintrust (other than Employer) as long as such facility is not within a ten mile radius of the principal office or any branch office of the Employer.

5. Confidential Information. Executive acknowledges that, during Executive’s employment with Employer, Executive has and will obtain access to Confidential Information of and for Employer, Wintrust or its Affiliates. For purposes of this Agreement, “Confidential Information” shall mean information not generally known or available without restriction to the trade or industry, including, without limitation, the following categories of information and documentation: (a) documentation and information relating to lending customers of Employer,

3

Wintrust or any Affiliate, including, but not limited to, lists of lending clients with their addresses and account numbers, credit analysis reports and other credit files, outstanding loan amounts, repayment dates and instructions, information regarding the use of the loan proceeds, and loan maturity and renewal dates; (b) documentation and information relating to depositors of Employer, Wintrust or any Affiliate, including, but not limited to, lists of depositors with their addresses and account numbers, amounts held on deposit, types of depository products used and the number of accounts per customer; (c) documentation and information relating to trust customers of Employer, Wintrust or any Affiliate, including, but not limited to, lists of trust customers with their addresses and account numbers, trust investment management contracts, identity of investment managers, trust corpus amounts, and grantor and beneficiary information; (d) documentation and information relating to investment management clients of Employer, Wintrust or any Affiliate, including, but not limited to, lists of investors with their addresses, account numbers and beneficiary information, investment management contracts, amount of assets held for management, and the nature of the investment products used; (e) the identity of actual or potential customers of Employer, Wintrust or any Affiliate, including lists of the same; (f) the identity of suppliers and service providers of Employer, Wintrust or any Affiliate, including lists of the same and the material terms of any supply or service contracts; (g) marketing materials and information regarding the products and services offered by Employer, Wintrust or any Affiliate and the nature and scope of use of such marketing materials and product information; (h) policy and procedure manuals and other materials used by Employer, Wintrust or any Affiliate in the training and development of its employees; (i) identity and contents of all computer systems, programs and software utilized by Employer, Wintrust or any Affiliate to conduct its operations and manuals or other instructions for their use; (j) minutes or other summaries of Board of Directors or other department or committee meetings held by Employer, Wintrust or any Affiliate; (k) the business and strategic growth plans of Employer, Wintrust or any Affiliate; and (l) confidential communication materials provided for shareholders of Employer, Wintrust or any Affiliate. Absent prior authorization by Employer or as required in Executive’s duties for Employer, Executive will not at any time, directly or indirectly, use, permit the use of, disclose or permit the disclosure to any third party of any such Confidential Information to which Executive will be provided access. These obligations apply both during Executive’s employment with Employer and shall continue beyond the termination of Executive’s employment and this Agreement; provided, however, that Executive’s obligations with respect to the Confidential Information described in (a) through (f) of this Section 5 shall cease upon the expiration of one year following the termination of Executive’s employment with Employer.

6. Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of Employer, Wintrust or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of Employer, Wintrust or any Affiliate that may be conceived, developed, or made by Executive during employment with Employer (hereinafter “Inventions”), either solely or jointly with others, shall automatically become the sole property of Employer, Wintrust or an Affiliate. Executive shall immediately disclose to Employer all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of Employer, Wintrust or any Affiliate therein. These obligations shall continue beyond the termination of Executive’s employment with respect to Inventions conceived, developed, or made by Executive during employment with Employer. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of Employer, Wintrust or any Affiliate is used by Executive and which is developed entirely on Executive’s own time, unless (a) such Invention relates (i) to the business of Employer, Wintrust or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of Employer, Wintrust or an Affiliate, or (b) such Invention results from work performed by Executive for Employer.

7. Remedies. Executive acknowledges that compliance with the terms of this Agreement is necessary to protect the Confidential Information and goodwill of Employer, Wintrust and its Affiliates and that any breach by Executive of this Agreement will cause continuing and irreparable injury to Employer, Wintrust and its Affiliates for which money damages would not be an adequate remedy. Executive acknowledges that Wintrust and all other Affiliates are and are intended to be third party beneficiaries of this Agreement. Executive acknowledges that Employer, Wintrust and any Affiliate shall, in addition to any other rights or remedies they may have, be entitled to injunctive relief for any breach by Executive of any part of this Agreement. This Agreement shall not in any way limit the remedies in law or equity otherwise available to Employer, Wintrust and its Affiliates.

4

8. Term of Agreement. (a) Unless terminated sooner as provided in Section 9, the initial term of Executive’s employment pursuant to this Agreement (“Initial Term”) shall be one (1) year, commencing on the Effective Date; provided, however, that in the event the Merger Agreement is terminated for any reason without the Closing (as defined in the Merger Agreement) of the merger contemplated thereby, this Agreement shall simultaneously terminate without further obligation or liability on the part of any party hereto, and all agreements relating to Executive’s employment with Employer executed prior to the date of this Agreement shall remain in full force and effect. After such Initial Term, this Agreement shall be extended automatically for successive one-year terms, unless either Executive or Employer gives contrary written notice not less than 60 days in advance of the expiration of the Initial Term or any succeeding term of this Agreement or unless terminated sooner as provided in Section 9. Notwithstanding the foregoing, if at any time during the Initial Term or any successive one-year term there is a Change in Control of Employer (as defined in Section 9(d)), then upon the first occurrence of such a Change in Control, the Initial Term or the successive one-year term of this Agreement (whichever is in effect as of the date of the Change in Control) shall automatically extend for the greater of: (i) the amount of time remaining on Executive’s Initial Term of employment if such first occurrence of a Change in Control occurs during the Initial Term, or (ii) one (1) year from the date of such first occurrence of a Change in Control. In the event that Executive’s Initial Term or successive one-year term is extended due to such a Change in Control, such extension shall further be extended automatically for successive one-year terms unless either Executive or Employer gives contrary written notice not less than 60 days in advance of the expiration of the extension of this Agreement or unless terminated sooner as provided in Section 9. The Initial Term, together with any extension thereof in accordance with this Section 8, shall be referred to herein as the “Term.”

(b) In the event that both (i) Executive or Employer terminates this Agreement pursuant to this Section 8 during the course of any term of this Agreement and (ii) Executive and Employer agree that Executive will remain employed with Employer, then within 30 days of the date of the termination of this Agreement Employer shall pay Executive $250,000.

9. Termination of Employment.

(a) General Provisions. Executive’s employment may be terminated by Employer at any time for any reason, with or without cause, and, except as otherwise provided in this Section 9, any and all of Employer’s obligations under this Agreement shall terminate, other than Employer’s obligation to pay Executive, within 30 days of Executive’s termination of employment, the full amount of any earned but unpaid base salary and accrued but unpaid vacation pay earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive’s employment. The payments to be made under this Section 9(a) shall be made to Executive, or in the event of Executive’s death, to such beneficiary as Executive may designate in writing to Employer for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive that, pursuant to the express provisions of this Agreement, continue in effect.

(b) Termination Without Cause.

(i) Payment. In the event Executive’s employment is terminated without Cause (as such term is defined in Section 9(f) hereof) by Employer or by reason of Executive’s death or permanent disability (as hereinafter defined) during the Term of this Agreement, other than upon the expiration of the Term of this Agreement, Employer shall pay Severance Pay to Executive, or in the event of Executive’s death, to such beneficiary as Executive may designate in writing to Employer for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the estate of Executive. Severance Pay under this Section 9(b)(i) shall mean an amount equal to one times (1x) the sum of (A) an amount equal to Executive’s then current Annual Base Salary, plus (B) an amount equal to the target Incentive Bonus as set forth on Schedule A hereto, plus (C) $250,000. Notwithstanding anything herein to the contrary, annual incentive compensation shall not include any equity-based award or cash award with a vesting period of greater than one-year. Severance Pay under this Section 9(b) shall be paid ratably over a 12-month period beginning on the first payroll period following such termination and on each payroll period thereafter during such Severance Pay period.

5

(ii) Reduction of Payment Due To Earned Income. The amount of Severance Pay under this Section 9(b) shall also be reduced by any income earned by Executive, whether paid to Executive immediately or deferred until a later date, during the applicable Severance Pay period from employment of any sort, including without limitation full, part time or temporary employment or work as an independent contractor or as a consultant; provided that, if Executive was a member of the board of directors of another company at the time of Executive’s termination, the amount of Severance Pay under this Section 9(b) shall not be reduced by any income earned by Executive during the applicable Severance Pay period due to Executive’s continued service in such capacity. Notwithstanding the foregoing, Executive’s Severance Pay to be paid under this Section 9(b) shall not be less than an amount to provide Executive with a gross monthly payment of $20,833.35 during the 12-month Severance Pay period. Executive agrees to promptly notify Employer if Executive obtains employment of any sort during the applicable Severance Pay period and to provide Employer with a copy of his earnings statements or other payroll or income records for each calendar month during the 12-month Severance Pay period and a summary of any contributions received under any deferred compensation arrangement for each calendar month during the 12-month Severance Pay period. In addition, no later than 45 days following the expiration of each calendar year during the 12-month Severance Pay period, Executive shall deliver to the Employer all W-2 and 1099 forms received during such calendar year.

(iii) Company-Paid Health Insurance. In the event of Executive’s termination pursuant to this Section 9(b) (other than by reason of Executive’s death), from the termination date through the earliest of (A) the expiration of the maximum period of COBRA coverage, (B) the date on which Executive becomes eligible for coverage under another group health insurance plan with no pre-existing condition limitation or exclusion, or (C) the date on which Executive becomes entitled to benefits under Medicare, Executive (and any qualified dependents) shall be entitled to group health insurance coverage under the Employer’s group health insurance plan for employees (as such plan is then in effect and as it may be amended at any time and from time to time during the period of coverage) in which Executive was participating immediately prior to termination, at Employer’s expense, subject to any normal employee contributions, if any. The period during which Executive is being provided with health insurance under this Agreement shall be credited against Executive’s period of COBRA coverage, if any. Executive shall promptly notify Employer if, prior to the expiration of the maximum period of COBRA coverage, Executive becomes eligible for coverage under another group health plan with no pre-existing condition limitation or exclusion or Executive becomes entitled to benefits under Medicare.

(c) Constructive Termination.

(i) Payment. If Executive suffers a Constructive Termination during the Term of this Agreement, other than upon the expiration of the Term of this Agreement, Employer shall pay Severance Pay to Executive in the amounts and at the times described in Section 9(b) hereof. For purposes of this Agreement, “Constructive Termination” means (A) a material reduction by Employer in the duties and responsibilities of Executive or (B) a reduction by Employer of Executive’s “Adjusted Total Compensation” (as hereinafter defined) to (1) less than seventy-five percent (75%) of the Adjusted Total Compensation of Executive for the twelve-month period ending as of the last day of the month immediately preceding the month in which the Constructive Termination occurs; or (2) less than seventy-five percent (75%) of the Executive’s Adjusted Total Compensation for the twelve-month period ending as of the last day of the month preceding the Effective Date, whichever is greater; provided, however, that with respect to either (1) or (2), if Executive is employed by Employer or any Affiliate of Employer for less than twelve months, Adjusted Total Compensation shall be calculated based on the initial annual base salary and value of perquisites, determined by the Employer as of the date Executive commences employment with the Employer or such Affiliate. A Constructive Termination does not include termination for Cause as defined in Section 9(f) or a termination without Cause as defined in Section 9(b).

(ii) Reduction of Payment Due To Earned Income. The amount of Severance Pay under this Section 9(c) shall be reduced by any income earned by Executive, whether paid to Executive immediately or deferred until a later date, during such Severance Pay period from employment of any sort, including without limitation full, part time or temporary employment or work as an independent contractor or as a consultant; provided that, if Executive was a member of the board of directors of another company at the time of Executive’s termination, the amount of Severance Pay under this Section 9(c) shall not be reduced by any income earned by Executive during the applicable Severance Pay period due to Executive’s continued service in such capacity. Notwithstanding the foregoing, Executive’s Severance Pay to be paid under this Section 9(c) shall not be less than an amount to provide

6

Executive with a gross monthly payment of $20,833.35 during the 12-month Severance Pay period. Executive agrees to promptly notify Employer if Executive obtains employment of any sort during the applicable Severance Pay period and to provide Employer with a copy of his earnings statements or other payroll or income records for each calendar month during the 12-month Severance Pay period and a summary of any contributions received under any deferred compensation arrangement for each calendar month during the 12-month Severance Pay period. In addition, no later than 45 days following the expiration of each calendar year during the 12-month Severance Pay period, Executive shall deliver to the Employer all W-2 and 1099 forms received during such calendar year.

(iii) Company-Paid Health Insurance. In the event of Executive’s termination pursuant to this Section 9(c), from the termination date through the earliest of (A) the expiration of the maximum period of COBRA coverage, (B) the date on which Executive becomes eligible for coverage under another group health insurance plan with no pre-existing condition limitation or exclusion, or (C) the date on which Executive becomes entitled to benefits under Medicare, Executive (and any qualified dependents) shall be entitled to group health insurance coverage under the Employer’s group health insurance plan for employees (as such plan is then in effect and as it may be amended at any time and from time to time during the period of coverage) in which Executive was participating immediately prior to termination, at Employer’s expense, subject to any normal employee contributions, if any. The period during which Executive is being provided with health insurance under this Agreement shall be credited against Executive’s period of COBRA coverage, if any. Executive shall promptly notify Employer if, prior to the expiration of the maximum period of COBRA coverage, Executive becomes eligible for coverage under another group health plan with no pre-existing condition limitation or exclusion or Executive becomes entitled to benefits under Medicare.

(iv) Definitions.

(A) For the purposes of this Agreement, “Adjusted Total Compensation” means the aggregate base salary earned by the Executive plus the dollar value of all perquisites (i.e. Employer provided car, club dues and supplemental life insurance) as estimated by Employer. Adjusted Total Compensation shall exclude any bonus payments, annual or long-term cash incentive compensation or equity-based compensation paid to, awarded to or earned by the Executive. For the purposes of this Section 9(c), the Executive will not be deemed to have incurred a reduction by Employer of Executive’s Adjusted Total Compensation if there is a general reduction in base salaries and/or perquisites applicable to the President, Chief Executive Officer and all Vice Presidents of Employer.

(B) For the purposes of this Agreement, “permanent disability” means any mental or physical illness, disability or incapacity that renders Executive unable to perform Executive’s duties hereunder where (x) such permanent disability has been determined to exist by a physician selected by Employer or (y) Employer has reasonably determined, based on such physician’s advice, that such disability will continue for 180 days or more within any 365-day period, of which at least 90 days are consecutive. Executive shall cooperate in all respects with Employer if a question arises as to whether he has become disabled (including, without limitation, submitting to an examination by a physician or other health care specialist selected by Employer and authorizing such physician or other health care specialist to discuss Executive’s condition with Employer).

(d) Termination Upon Change In Control.

(i) Payment. In the event that within twelve months after a Change in Control (as defined below) of Employer or Wintrust (A) Executive’s employment is terminated without Cause (as such term is defined in Section 9(f) hereof) prior to the expiration of the Term of this Agreement or (B) Executive suffers a Constructive Termination prior to the expiration of the Term of this Agreement, Employer (or the successor thereto) shall pay Severance Pay to Executive in the amount that is equivalent to the amount described in Section 9(b) hereof in a lump sum within 30 days following the date of Executive’s termination or Constructive Termination; provided, however, that if such Change in Control is not a “change in control event,” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then such Severance Pay shall be paid at the same time and in the same form as set forth in Section 9(b)(i).

(ii) For the purposes of this Agreement, a “Change in Control” of Employer or Wintrust shall have the same meaning as provided in Section 12(c) of the Wintrust 2007 Stock Incentive Plan; provided that both Employer and Wintrust shall be deemed to be the “Corporation” (or any successor term) in the application of such definition.

7

(iii) Section 280G. Notwithstanding the foregoing, if the payment required to be paid under this Section 9(d), when considered either alone or with other payments paid or imputed to the Executive from Employer, Wintrust or an Affiliate that would be deemed “excess parachute payments” under Section 280G(b)(1) of the Code is deemed by Employer to be a “parachute payment” under Section 280G(b)(2) of the Code, then the amount of Severance Pay required to be paid under this Section 9(d) shall be automatically reduced in order of scheduled payments to an amount equal to $1.00 less than three times (3x) the “base amount” (as defined in Section 280G(3) of the Code) (the “Reduced Amount”). Provided, however, the preceding sentence shall not apply if the sum of (A) the amount of Severance Pay described in this Section 9(d) less (B) the amount of excise tax payable by the Executive under Section 4999 of the Code with respect to the amount of such Severance Pay and any other payments paid or imputed to the Executive from Employer, Wintrust or an Affiliate that would be deemed to be “excess parachute payments” under Section 280G(b)(1) of the Code, as further adjusted for payment of taxes by the Executive is greater than the Reduced Amount, as further adjusted for payment of taxes by the Executive. The decision of Employer (based upon the recommendations of its tax counsel and accountants) as to the characterization of payments as parachute payments, the value of parachute payments, the amount of excess parachute payments, the determination of any adjustments related to payment of taxes by the Executive and the payment of the Reduced Amount shall be final.

(iv) Company-Paid Health Insurance. In the event Executive becomes entitled to payments under this Section 9(d), from the termination date through the earliest of (A) the expiration of the maximum period of COBRA coverage, (B) the date on which Executive becomes eligible for coverage under another group health insurance plan with no pre-existing condition limitation or exclusion, or (C) the date on which Executive becomes entitled to benefits under Medicare, Executive (and any qualified dependents) shall be entitled to group health insurance coverage under the Employer’s group health insurance plan for employees (as such plan is then in effect and as it may be amended at any time and from time to time during the period of coverage) in which Executive was participating immediately prior to termination, at Employer’s expense, subject to any normal employee contributions, if any. The period during which Executive is being provided with health insurance under this Agreement shall be credited against Executive’s period of COBRA coverage, if any. Executive shall promptly notify Employer if, prior to the expiration of the maximum period of COBRA coverage, Executive becomes eligible for coverage under another group health plan with no pre-existing condition limitation or exclusion or Executive becomes entitled to benefits under Medicare.

(v) Definitions. For the purposes of this Section 9(d), the term “Constructive Termination” shall have the same meaning as such term is defined in Section 9(c) with the following modifications:

(A) A Constructive Termination shall be deemed to have occurred if after a Change in Control, the Executive’s Adjusted Total Compensation is reduced to less than (1) 100% of the Adjusted Total Compensation of Executive for the twelve-month period ending as of the last day of the month immediately preceding the month in which the Constructive Termination occurs or (2) 100% percent of the Executive’s Adjusted Total Compensation for the twelve-month period ending as of the last day of the month preceding the Effective Date, whichever is greater; provided, however, that with respect to either (1) or (2), if Executive is employed by Employer or any Affiliate of Employer for less than twelve months, Adjusted Total Compensation shall be calculated based on the initial annual base salary and value of perquisites, determined by the Employer as of the date Executive commences employment with the Employer or such Affiliate.

(B) A Constructive Termination shall also be deemed to have occurred if after a Change in Control, Employer (or the successor thereto) delivers written notice to Executive that it will continue to employ Executive but will reject this Agreement (other than due to the expiration of the Term of this Agreement).

(C) The last sentence of subsection 9(c)(iv)(A) shall not be applicable to a Constructive Termination following a Change in Control.

8

(e) Voluntary Termination. Executive may voluntarily terminate employment during the Term of this Agreement by a delivery to Employer of a written notice at least 60 days in advance of the termination date.

(i) If Executive voluntarily terminates employment prior to the expiration of the Initial Term of this Agreement, any and all of the Employer’s obligations under this Agreement shall terminate immediately except for the Employer’s obligations contained in Section 9(a) hereof.

(ii) If Executive voluntarily terminates employment prior to the expiration of the Term of this Agreement but after the end of the Initial Term of this Agreement, any and all of the Employer’s obligations under this Agreement shall terminate immediately except for (A) the Employer’s obligations contained in Section 9(a) hereof and (B) the payment of $250,000 as provided in Section 8(b) hereof.

(iii) Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive that, pursuant to the express provisions of this Agreement, continue in effect following Executive’s termination of employment including, without limitation, Sections 4, 5 and 6 of this Agreement.

(f) Termination For Cause. If Executive is terminated for Cause as determined by the written resolution of Employer’s Board of Directors or any committee thereof designated by Employer’s Board of Directors, all obligations of the Employer shall terminate immediately except for Employer’s obligations described in Section 9(a) hereof. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive that, pursuant to the express provisions of this Agreement, continue in effect. For purposes of this Agreement, termination for “Cause” means:

(i) Executive’s failure or refusal (other than a failure or refusal resulting from Executive’s incapacity due to disability or physical or mental illness), after written notice thereof and after reasonable opportunity to cure, to perform specific directives approved by a majority of the Employer’s or Wintrust’s Board of Directors which are both reasonable and consistent with the scope and nature of Executive’s duties and responsibilities as provided in Section 1 of this Agreement;

(ii) Habitual drunkenness or illegal use of drugs which interferes with the performance of Executive’s duties and obligations under this Agreement;

(iii) Executive’s conviction of a felony;

(iv) Any defalcation or acts of gross or willful misconduct of Executive resulting in or potentially resulting in economic loss to Employer or Wintrust or substantial damage to Employer’s or Wintrust’s reputation;

(v) Any breach of Executive’s covenants contained in Sections 4 through 6 hereof;

(vi) A written order requiring termination of Executive from Executive’s position with Employer by any regulatory agency or body; or

(vii) Executive’s engagement, during the performance of Executive’s duties hereunder, in acts or omissions constituting fraud, intentional breach of fiduciary obligation, intentional wrongdoing or malfeasance, or intentional and material violation of applicable banking laws, rules, or regulations.

(g) Executive’s right to the Severance Pay per Sections 9(b) through 9(d) hereof shall be contingent upon (i) Executive having executed and delivered to Employer a release in a form substantially similar to the release attached hereto as Exhibit B, within 45 days after the date of termination) (the “Consideration Period”), (ii) Executive not revoking such release in accordance with the terms of the release and (ii) Executive not violating any of Executive’s on-going obligations under this Agreement; provided, however, that Employer has the discretion to pay to Executive the Severance Pay per Sections 9(b) through 9(d), as applicable, prior to Employer’s receipt of the release and/or the expiration of the release revocation period; provided further that if Executive does not execute and deliver a release to Employer prior to the expiration of the Consideration Period or if Executive revokes the release in accordance with its terms, Executive shall pay to Employer within 10 days following the expiration of the Consideration Period or the date such release was revoked, a lump sum payment of all Severance Pay received by Executive to date.

9

(h) The payment of Severance Pay to Executive pursuant to Sections 9(b) through 9(d) hereof shall be for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive’s employment and termination of employment by Employer, any and all claims Executive may have relating to or arising out of this Agreement and the termination thereof and any and all claims Executive may have arising under any statute, ordinance or regulation or under common law. Executive expressly acknowledges and agrees that, except for whatever claim Executive may have to Severance Pay, Executive shall not have any claim for damages or other relief of any sort relating to or arising out of Executive’s employment or termination of employment by Employer or relating to or arising out of this Agreement and the termination thereof.

(i) Upon termination of employment with Employer for any reason, Executive shall promptly deliver to Employer all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from Employer, Wintrust or any Affiliate, which pertain to or were used by Executive in connection with Executive’s employment by Employer or which pertain to Wintrust or any other Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other equipment which were purchased or leased by Employer for Executive.

10. Resolution of Disputes. Except as otherwise provided herein, any disputes arising under or in connection with this Agreement or in any way arising out of, relating to or associated with the Executive’s employment with Employer or the termination of such employment (“Claims”), that Executive may have against Employer, Wintrust or any Affiliate of Wintrust, or the officers, directors, employees or agents of Employer, Wintrust, or any Affiliate of Wintrust in their capacity as such or otherwise, or that Employer, Wintrust, or any Affiliate of Wintrust may have against Executive, shall be resolved by binding arbitration, to be held in Madison, Wisconsin, in accordance with the rules and procedures of the National Rules for the Resolution of Employment Disputes of the American Arbitration Association (“AAA”) and the parties hereby agree to expedite such arbitration proceedings to the extent permitted by AAA. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The Claims covered by this Agreement include, but are not limited to: claims for wages or other compensation due; claims for breach of any contract or covenant, express or implied; tort claims; claims for discrimination, including but not limited to discrimination based on race, sex, sexual orientation, religion, national origin, age, marital status, handicap, disability or medical condition or harassment on any of the foregoing bases; claims for benefits, except as excluded in the following paragraph; and claims for violation of any federal, state or other governmental constitution, statute, ordinance, regulation, or public policy. The Claims covered by this Agreement do not include claims for workers’ compensation benefits or compensation; claims for unemployment compensation benefits; claims based upon an employee pension or benefit plan, the terms of which contain an arbitration or other non-judicial resolution procedure, in which case the provisions of such plan shall apply; and claims made by either Employer or the Executive for injunctive and/or other equitable relief regarding the covenants set forth in Sections 3, 4, 5 and 6 of this Agreement. Each party shall initially bear their own attorneys’ costs and fees, provided that Employer shall pay the costs and fees associated with any arbitration, and further provided that if Employer is found to have violated any material terms of this Agreement, Employer shall reimburse Executive for the entire amount of reasonable attorneys’ fees incurred by Executive as a result of the dispute hereunder in addition to the payment of any damages awarded to Executive.

11. General Provisions.

(a) All provisions of this Agreement are intended to be interpreted and construed in a manner to make such provisions valid, legal, and enforceable. To the extent that any Section of this Agreement or any word, phrase, clause, or sentence hereof shall be deemed by any court to be illegal or unenforceable, such word, clause, phrase, sentence, or Section shall be deemed modified, restricted, or omitted to the extent necessary to make this Agreement enforceable. Without limiting the generality of the foregoing, if the scope of any covenant in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent provided by law; and Executive agrees that such scope may be judicially modified accordingly.

(b) This Agreement may be assigned by Employer. This Agreement and the covenants set forth herein shall inure to the benefit of and shall be binding upon the successors and assigns of Employer and Wintrust.

(c) This Agreement may not be assigned by Executive, but shall be binding upon and benefit Executive’s executors, administrators, heirs, and legal representatives.

10

(d) No waiver by either party of any breach by the other party of any of the obligations, covenants, or representations under this Agreement shall constitute a waiver of any prior or subsequent breach.

(e) Where in this Agreement the masculine gender is used, it shall include the feminine if the sense so requires.

(f) Employer may withhold from any payment that it is required to make under this Agreement amounts sufficient to satisfy applicable withholding requirements under any federal, state, or local law.

(g) This instrument constitutes the entire agreement of the parties with respect to its subject matter. This Agreement may not be changed or amended orally but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. Any other understandings and agreements, oral or written, respecting the subject matter hereof are hereby superseded and canceled, with the exception of the Salary Continuation Agreement and Restated Executive Deferred Compensation Agreement entered into by and between Executive and Employer on January 1, 2009 and June 7, 2011, respectively, and the 2004 Executive Stock Option Agreements and 2004 Executive Stock Option Plan Option Agreement entered into by and between Executive and Delavan Bancshares, Inc. on December 18, 2008, July 16, 2009 and April 30, 2013, respectively.

(h) The provisions of Sections 4, 5, 6, 7, 8(b), 9, 10, 11, 12, 15 and 16 of this Agreement shall survive the termination of Executive’s employment with Employer and the expiration or termination of this Agreement; provided, however, that in the event the Merger Agreement is terminated for any reason without the Closing (as defined in the Merger Agreement) of the merger contemplated thereby, this Agreement shall simultaneously terminate without further obligation or liability on the part of any party hereto and no provisions of this Agreement shall survive such termination.

12. Governing Law. The parties agree that this Agreement shall be construed and governed by the laws of the State of Wisconsin, excepting its conflict of laws principles. Further, the parties acknowledge and specifically agree to the jurisdiction of the courts of the State of Wisconsin in the event of any dispute regarding Sections 3, 4, 5, or 6 of this Agreement.

13. Notice of Termination. Subject to the provisions of Section 8, in the event that Employer desires to terminate the employment of the Executive during the Term of this Agreement, Employer shall deliver to Executive a written notice of termination, stating whether the termination constitutes a termination in accordance with Section 9(b), 9(d), or 9(f). In the event that Executive determines in good faith that Executive has experienced a Constructive Termination under Section 9(c) or 9(d), Executive shall deliver to Employer a written notice stating the circumstances that constitute such Constructive Termination not later than 90 days after the initial existence of such circumstances and Employer shall have 30 days after receipt of such notice to remedy the circumstances that constitute Constructive Termination. In the event that the Executive desires to effect a voluntary termination of Executive’s employment in accordance with Section 9(e), Executive shall deliver a written notice of such voluntary termination to Employer.

14. Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code, and shall be interpreted and construed consistently with such intent. The payments to Executive pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and for purposes of the separation pay exemption, each installment paid to Executive under this Agreement shall be considered a separate payment. In the event the terms of this Agreement would subject Executive to taxes or penalties under Section 409A of the Code (“409A Penalties”), Employer and Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible; provided that in no event shall Employer be responsible for any 409A Penalties that arise in connection with any amounts payable under this Agreement. To the extent any amounts under this Agreement are payable by reference to Executive’s “termination of employment” such term and similar terms shall be deemed to refer to Executive’s “separation from service,” within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement, if Executive is a “specified employee,” as defined in Section 409A of the Code, as of the date of Executive’s separation from service, then to the extent any amount

11

payable under this Agreement (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon Executive’s separation from service and (iii) under the terms of this Agreement would be payable prior to the six-month anniversary of Executive’s separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of the separation from service or (b) the date of Executive’s death. Any reimbursement payable to Executive pursuant to this Agreement shall be conditioned on the submission by Executive of all expense reports reasonably required by Employer under any applicable expense reimbursement policy, and shall be paid to Executive within 30 days following receipt of such expense reports, but in no event later than the last day of the calendar year following the calendar year in which Executive incurred the reimbursable expense. Any amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year shall not affect the amount of expenses eligible for reimbursement, or in-kind benefit to be provided, during any other calendar year. The right to any reimbursement or in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit.

15. Indemnification. Employer shall indemnify, defend and hold Executive and Executive’s heirs, executors, administrators, legal and personal representatives, successors and assigns harmless from and against all claims, causes of action, losses, damages, judgments, liabilities, costs and expenses (including, without limitation, actual attorney fees and all costs associated with any litigation, arbitration, or administrative hearing, including but not limited to the costs and fees associated with the engagement of expert witnesses, consultant fees, service of process fees, court filing fees, and witness fees) arising out of or in any way related to Executive’s service as an employee, officer or director of Employer, Wintrust or any Affiliate, except for such liabilities that are determined to have been the result of the fraud or willful misconduct of Executive.

16. Termination of Prior Employment Contract. In consideration of the termination of the Employment Agreement entered into by and between Executive and Employer on January 1, 2009 (as subsequently amended on June 7, 2011), Employer shall pay Executive the sum of $200,000.00 upon the later of Closing or January 2, 2015, payable as compensation and subject to all normal withholding taxes.

12

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date written opposite their signatures.

COMMUNITY BANK CBD

By:	Dated:
Name:
Title:

EXECUTIVE

Dated:
Michael J. Murphy

13

EXHIBIT A

Barrington Bank & Trust Company, N.A.

Beverly Bank & Trust Company, N.A.

Crystal Lake Bank & Trust Company, N.A.

First Insurance Funding of Canada

First Insurance Funding Corporation

Great Lakes Advisors, LLC

Hinsdale Bank & Trust Company

Lake Forest Bank & Trust Company

Libertyville Bank & Trust Company

Northbrook Bank & Trust Company

Old Plank Trail Community Bank, N.A.

Schaumburg Bank & Trust Company, N.A.

St. Charles Bank & Trust Company

State Bank of the Lakes

The Chicago Trust Company, N.A.

Town Bank

Tricom, Inc. of Milwaukee

Village Bank & Trust

Wayne Hummer Investments, L.L.C.

Wheaton Bank & Trust Company

Wintrust Bank

14

Exhibit E

Form of Opinion of Wintrust Counsel

The opinion of Wintrust counsel to be delivered in accordance with Section 7.6 of the Merger Agreement will include the matters set forth below. In rendering its opinion, Wintrust counsel may rely as to matters of fact upon certificates of the officers of Wintrust, stock records of the Wintrust and its Subsidiaries, and certificates of federal and state governmental officials and agencies, as such counsel deems appropriate.

(xi) Wintrust is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and is a corporation validly existing and in good standing under the laws of the State of Illinois.

(xii) Wintrust has the corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement, and the execution, delivery and performance thereof by Wintrust have been duly authorized by all necessary corporate action on the part of Wintrust.

(xiii) Wintrust Merger Co. is a corporation validly existing and in good standing under the laws of the State of Wisconsin.

(xiv) Wintrust Merger Co. has the corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement, and the execution, delivery and performance thereof by Wintrust Merger Co. have been duly authorized by all necessary company action on the part of Wintrust Merger Co.

(xv) The Merger Agreement has been duly executed and delivered by each of Wintrust and Wintrust Merger Co. and constitutes the legal, valid and binding obligation of Wintrust and Wintrust Merger Co., enforceable against Wintrust and Wintrust Merger Co. in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

(xvi) The execution and delivery by Wintrust and Wintrust Merger Co. of the Merger Agreement do not, and the performance by Wintrust and Wintrust Merger Co. of their respective obligations under the Merger Agreement will not, (i) violate or conflict with the articles of incorporation or by-laws of Wintrust or Wintrust Merger Co., (ii) violate any law, rule or regulation applicable to Wintrust or Wintrust Merger Co., (iii) violate any judgment, injunction, order or decree which is listed on the Officer’s Certificate of Wintrust attached to this opinion letter or (iv) breach or result in a default under any indenture, mortgage, instrument or agreement which is filed as an Exhibit to Wintrust’s latest Annual Report on Form 10-K or to any subsequent Quarterly Report on Form 10-Q or otherwise listed on the Officer’s Certificate of Wintrust attached to this opinion letter.

(xvii) Neither the execution and delivery by Wintrust or Wintrust Merger Co. of the Merger Agreement nor the performance by Wintrust or Wintrust Merger Co. of its obligations under the Merger Agreement requires any consent or approval from or filing or registration with any Governmental Authority (as such term is defined in the Merger Agreement), except such as have been obtained or made pursuant to the Merger Agreement.

(xviii) The shares of Wintrust Common Stock (as such term is defined in the Merger Agreement) to be issued to the shareholders of Delavan Bancshares, Inc. at Closing have been duly authorized and, when issued in accordance with the Merger Agreement, will be validly issued, fully paid and non-assessable.

In rendering its opinion, such counsel may rely as to matters of fact upon such certificates of the officers of Wintrust, Wintrust Merger Co., or governmental officials as such counsel deems appropriate.

Exhibit F

Form of Date Down Endorsement

See attached.

ENDORSEMENT— SE 393-06	MODIFICATION AND DATE DOWN

Issued By:	Attached to Owner’s Policy Number:
73741 (CT File No. WA-3199)

Charge: $750.00

Schedule A is hereby amended to add the following:

The Date of the Policy is hereby amended to read:

<date of closing to be inserted>

Amount of Insurance is hereby amended to read:

<amount to be inserted if greater than amount shown on Endorsement dated February 10, 1998>

Section 1 is hereby amended to read:

Community Bank CBD, as successer by name change, to Community Bank Delavan

Schedule B is hereby amended to add the following exceptions:

1.	General taxes for the year 2014, unless a receipt showing full payment is presented.

2.	Special Assessments, if any, disclosed on a Special Assessment Letter to be provided.

3.	Those matters, including rights of Tenants, if any, as disclosed on a Construction and Tenants Affidavit to be provided.

4.	Those matters, if any, disclosed on an ALTA/ACSM Survey to be provided.

5.	Those matters, if any, occurring between the Date of the issuance of this ProForma Endorsement and the Date of Closing, unless otherwise resolved.

Exception (1) is hereby deleted.

This endorsement is issued as part of the policy. Except as it expressly states, it does not (i) modify any of the terms and provisions of the policy, (ii) modify any prior endorsements, (iii) extend the Date of Policy, or (iv) increase the Amount of Insurance. To the extent a provision of the policy or a previous endorsement is inconsistent with an express provision of this endorsement, this endorsement controls. Otherwise, this endorsement is subject to all of the terms and provisions of the policy and of any prior endorsements.

Chicago Title Insurance Company

Dated:

Countersigned By:

Authorized Officer or Agent

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) to the AGREEMENT AND PLAN OF MERGER (the “Agreement), is entered into as of the 19th day of November, 2014, by and among WINTRUST FINANCIAL CORPORATION, an Illinois corporation (“Wintrust”), WINTRUST MERGER CO., a Wisconsin corporation and wholly owned subsidiary of Wintrust (“Merger Co.”), and DELAVAN BANCSHARES, INC., a Wisconsin corporation (the “Company). Wintrust, Merger Co. and the Company are each referred to in the Agreement and this Amendment as a “Party” and collectively as the “Parties.”

RECITALS

A. The Parties have entered into the Agreement, pursuant to which, among other things, the Company will merge with and into Merger Co., as a result of which the Surviving Corporation will become a wholly owned subsidiary of Wintrust.

B. The Parties desire to amend and modify the Agreement on the terms and conditions set forth in this Amendment.

AGREEMENTS

Now therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Amendment have the definitions given to them in the Agreement.

2. Amendment to Section 4.1(d)(ii) of the Agreement. Section 4.1(d)(ii) of the Agreement is hereby amended and restated in its entirety as follows (lead-in language in (d) repeated for readability):

[(d) no Loan, or renewal or restructuring of a Loan, . .. . ]

(ii) in the amount of $1,000,000 or more (including Loans to any one borrower or related group of borrowers which, in the aggregate, equal or exceed $1,000,000) shall be made by the Bank except after delivering to Wintrust written notice, including a complete loan package for such Loan, renewal or restructuring, in a form consistent with the Bank’s policies and practice, at least five (5) business days prior to such Loan, renewal or restructuring, and such Loan or renewal or restructuring of a Loan shall be made in the Ordinary Course of Business consistent with sound banking practices, the Bank’s current loan policies and applicable rules and regulations of applicable Governmental Authorities with respect to amount, term, security and quality of such borrower or borrower’s credit;

3. Amendment to Section 4.1(o) of the Agreement. Section 4.1(o) of the Agreement is hereby amended and restated in its entirety as follows:

(o) the Bank shall only purchase or invest in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than ten (10) years and which municipal obligations have been assigned a rating of A or better by Moody’s Investors Service or by Standard and Poor’s;

4. References. All references to the Agreement in any other documents shall mean the Merger Agreement as amended hereby and from time to time hereafter in writing.

5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to the conflict of laws principles thereof.

6. No Other Changes. Except as set forth in this Amendment, the Agreement remains in full force and effect. The Merger Agreement, as modified by this Amendment, and the documents to be delivered under the terms of the Merger Agreement, constitute the entire agreement of the Parties with respect to the subject matter of the Merger Agreement and supersedes and renders null and void all other discussion, negotiations and other understandings with respect to such subject matter.

7. Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument and will become effective when one or more counterparts have been signed by each party and delivered to the other party.

** Signature Page Follows **

IN WITNESS WHEREOF, Wintrust, the Company and Merger Co. have each executed this Amendment as of the day and year first written above.

WINTRUST FINANCIAL CORPORATION

By:	/s/ David A. Dykstra
Name:	David A. Dykstra
Title:	Senior Executive Vice President

DELAVAN BANCSHARES, INC.

By:	/s/ Michael J. Murphy
Name:	Michael J. Murphy
Title:	President

WINTRUST MERGER CO.

By:	/s/ David A. Dykstra
Name:	David A. Dykstra
Title:	Senior Executive Vice President

[Signature Page to Amendment]

Annex B

SUBCHAPTER XIII OF THE WISCONSIN BUSINESS CORPORATION LAW

180.1301 Definitions. In ss. 180.1301 to 180.1331:

(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m) “Business combination” has the meaning given in s. 180.1130 (3).

(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.

(4) “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130 (9) (a) 1. to 4.

(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

180.1302 Right to dissent.

(1) Except as provided in sub. (4) and s. 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1. Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.

2. The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.

3. The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:

a. The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002 (1) to (9).

b. Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c. The number of voting shares, as defined in s. 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.

d. The number of participating shares, as defined in s. 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.

(b) Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1. A sale pursuant to court order.

2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

180.1302(1)(cm)(cm) Consummation of a plan of conversion.

(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2) Except as provided in sub. (4) and s. 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.

(3) Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or s. 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).

(4) Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5) Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303 Dissent by shareholders and beneficial shareholders.

(1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

180.1320 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2) If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.

180.1321 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a) Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b) Not vote his or her shares in favor of the proposed action.

(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1322 Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:

(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

Down

Up

(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e) A copy of ss. 180.1301 to 180.1331.

180.1323 Duty to demand payment.

(1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1324 Restrictions on uncertificated shares.

(1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.

(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325 Payment.

(1) Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2) The payment shall be accompanied by all of the following:

(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b) A statement of the corporation’s estimate of the fair value of the shares.

(c) An explanation of how the interest was calculated.

(d) A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.

(e) A copy of ss. 180.1301 to 180.1331.

180.1326 Failure to take action.

(1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.

180.1327 After-acquired shares.

(1) A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer.

180.1328 Procedure if dissenter dissatisfied with payment or offer.

(1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a) The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b) The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.

(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.

(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

180.1330 Court action.

(1) If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.

(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322 (2) (c), for which the corporation elected to withhold payment under s. 180.1327.

180.1331 Court costs and counsel fees.

(1)

(a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.

(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.

(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Annex C

Voting Agreement

This Agreement (“Agreement”) is made and entered into as of the 13th day of October, 2014, by and between the undersigned shareholders (each, a “Shareholder,” and collectively, the “Shareholders”) of Delavan Bancshares, Inc., a Wisconsin corporation (the “Company”), and Wintrust Financial Corporation, an Illinois corporation (“Wintrust”).

Witnesseth:

Whereas, the Company and Wintrust, together with Wintrust’s wholly owned subsidiary Wintrust Merger Co. (“Merger Co.”), have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) (capitalized terms used but not defined in this Agreement shall have the meanings given them in the Merger Agreement);

Whereas, as a condition to Wintrust’s and Merger Co.’s willingness to enter into the Merger Agreement, and an as inducement and in consideration therefor, each of the Shareholders shall has agreed to executed and deliver this Agreement, solely in their capacities as shareholders of the Company; and

Whereas, each Shareholder owns and is entitled to vote the number of issued and outstanding shares of common stock of the Company (the “Company Common Stock”) set forth opposite such Shareholder’s name on Schedule 1 attached hereto and has agreed to vote such Shareholder’s Company Common Stock pursuant to the terms set forth in this Agreement.

Now, Therefore, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the Shareholders and Wintrust hereby agree as follows:

Section 1. Voting of Shares. Each Shareholder hereby agrees that at any meeting of the shareholders of the Company, and at every adjournment or postponement thereof, and in any action by written consent of the shareholders of the Company, such Shareholder shall appear or otherwise cause the Company Common Stock which such Shareholder owns and is entitled to vote to be counted as present for purposes of establishing a quorum at any such meeting of the shareholders of the Company, and shall vote the Company Common Stock which such Shareholder owns and is entitled to vote (a) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if requested by Wintrust or Merger Co., (c) against any action, proposal, transaction or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement, (d) against any action or agreement which would impede, interfere with, prevent or attempt to discourage the transactions contemplated by the Merger Agreement, including, but not limited to, any other extraordinary corporate transaction, including, but not limited to, a merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company, the Bank or the Bank Subsidiary and any Person (other than Wintrust, Merger Co. or their respective affiliates), or any other proposal of any Person (other than Wintrust, Merger Co. or their respective affiliates) to acquire the Company, the Bank, the Bank Subsidiary or all or substantially all of the respective assets thereof, (e) against any Acquisition Proposal, and (f) in favor or any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall prevent a Shareholder who may also serve as a director of the Company from discharging his or her fiduciary duties to the Company in his or her capacity as a director. Each Shareholder agrees that the Company shall be authorized to include in any proxy or material transmitted to shareholders of the Company or filed with the Commission or any other Governmental Authority or any press release or other document that Wintrust or Merger Co. reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Shareholder’s identity and ownership of Company Common Stock, a statement to the effect that the Shareholder is a party to this Agreement and has committed to vote in favor of the transactions contemplated by the Merger Agreement (the “Shareholder Information”). Each of the Shareholders agrees to promptly give Wintrust any Shareholder Information it may reasonably require for the preparation of any such documents, and each of the Shareholders agrees to promptly notify Wintrust of any required corrections with respect to any written Shareholder Information supplied by it specifically for use in any such document, if and to the extent that the Shareholder shall become aware that any Shareholder Information shall have become false or misleading in any material respect.

Section 2. Term of Agreement. This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement in accordance with its terms, which includes termination of the Merger Agreement by the Company pursuant to Section 9.2(e) of the Merger Agreement.

Section 3. Covenants of Shareholders. Each Shareholder agrees not to: except to the extent contained in this Agreement, transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend, distribution, or otherwise) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any or all of such Shareholder’s Company Common Stock or any right or interest therein (or consent to any of the foregoing); enter into any contract or agreement with respect to any Transfer of any or all of such Shareholder’s Company Common Stock or any right or interest therein; grant any proxies, deposit any Company Common Stock into a voting trust or enter into a voting agreement, in each case with respect to any Company Common Stock; create or permit to exist any Encumbrance on any or all of such Shareholder’s Company Common Stock; take or permit any other action that would in any way restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect; or without the prior written approval of Wintrust, directly or indirectly, solicit, initiate, encourage or facilitate any Acquisition Proposal or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any Person concerning any Acquisition Proposal, or furnish any information to any Person proposing or seeking an Acquisition Proposal. Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Wintrust of the number of any new Company Common Stock acquired by such Shareholder, if any, after the date hereof. Any such Company Common Stock shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof. Notwithstanding anything contained in this Agreement to the contrary, at any time prior to the Closing, each Shareholder shall be permitted to Transfer ownership and voting rights of up to an aggregate of two percent (2%) of such Shareholder’s Company Common Stock listed as owned on Schedule 1 to a family member of such Shareholder without obtaining Wintrust’s prior consent or approval of such transfer; provided, however, that prior to any such Transfer, such Shareholder shall cause such family member to agree to be bound by the terms and conditions of this Agreement and to execute a joinder to this Agreement. For purposes of the preceding sentence, “family member” shall mean any child, step-child, grandchild, parent, step-parent, grandparent, spouse, sibling, nephew, niece, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

Section 4. No Exercise of Dissenters’ Rights; Actions. Each of the Shareholders (a) waives and agrees not to demand appraisal of such Shareholder’s Company Common Stock pursuant to the WBCL and (b) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Wintrust, Merger Co., the Company or any of their respective representatives (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into, the Merger Agreement.

Section 5. Representations and Warranties of Shareholders. Each Shareholder represents and warrants to Wintrust as follows: (a) such Shareholder owns, and is entitled to vote in accordance with such Shareholder’s commitments under this Agreement, the number of Company Common Stock set forth opposite his or her name on Schedule 1 hereto, and does not own or have any right to acquire any Company Common Stock not listed on Schedule 1; (b) such Shareholder has the right, power and authority to execute, deliver and perform under this Agreement; such execution, delivery and performance will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which such Shareholder is a party or is subject; and this Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement of such Shareholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity; (c) except as set forth in the next sentence, such Shareholder’s Company Common Stock listed as owned on Schedule 1 hereto are now and will remain owned by such Shareholder, free and clear of all voting trusts, voting agreements, proxies, liens, claims, liabilities, security interests, marital property rights or any other encumbrances whatsoever (other than (i) pledges for loans entered into in the ordinary course and (ii) rights of Wintrust and encumbrances respecting such Company Common Stock created pursuant to this Agreement or the Merger Agreement); (d) other than set forth on Schedule 1 to this Agreement and in the Merger Agreement, there are no outstanding options, warrants or rights to purchase or acquire, or agreements related to, such Shareholder’s Company Common Stock; (e) there are no claims, actions, suits or proceedings pending or, to the knowledge of such Shareholder, threatened or contemplated against or affecting such Shareholder, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or formal supervisory agreement of any kind in existence against or restraining such Shareholder from taking any action of any kind in connection with their respective properties or assets (including such Shareholder’s Company Common Stock) that would reasonably be expected to prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement or the Merger Agreement or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder in any material respect; and (e) such Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of such Shareholder’s own choosing, and such Shareholder understands and acknowledges that Wintrust and Merger Co. are entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

Section 6. Representations and Warranties of Wintrust. Wintrust has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which Wintrust is a party or is subject; and this Agreement has been duly executed and delivered by Wintrust and constitutes a legal, valid and binding agreement of Wintrust, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

Section 7. Transferability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Wintrust may assign this Agreement to a direct or indirect wholly owned subsidiary or affiliate of Wintrust, provided that no such assignment shall relieve Wintrust of its obligations hereunder.

Section 8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed by any of the Shareholders in accordance with its specific terms or was otherwise breached. It is accordingly agreed that Wintrust shall be entitled to injunctive relief to prevent breaches of this Agreement by the Shareholders and to enforce specifically the terms and provisions hereof in addition to any other remedy to which Wintrust is entitled at law or in equity.

Section 9. Further Assurances. Each Shareholder agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

Section 10. Entire Agreement and Amendment. (a) Except for the Merger Agreement and its ancillary agreements and instruments, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.

(b) This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 11. Notices. Each notice, demand or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been properly given when delivered personally at the address set forth herein for Wintrust or the address on Schedule 1 for each of the Shareholders, when sent by facsimile or other electronic transmission to the respective facsimile transmission numbers of the parties with telephone confirmation of receipt, or the day after sending by recognized overnight courier or if by the United States registered or certified mail, return receipt requested, postage prepaid two days after deposit therein.

Section 12. General Provisions. This Agreement shall be governed by the laws of the State of Wisconsin. This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.

[SIGNATURE PAGE FOLLOWS]

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

Wintrust Financial Corporation, an Illinois Corporation:

By:	/s/ David A. Dykstra

Its:	Senior Executive Vice President and COO

Address for Notices:	With a copy to

Wintrust Financial Corporation	Matthew G. Galo

9700 W. Higgins Road, Suite 800	Schiff Hardin LLP

Rosemont, Illinois 60018	233 S. Wacker Drive, Suite 6600

Attn: Lisa J. Pattis	Chicago, Illinois 60606-6473

Executive Vice President and

General Counsel

Shareholders:

/s/ Debra J. Alder
Debra Adler

/s/ J. Edward Clair
J. Edward Clair

/s/ Michael Murphy
Michael Murphy

/s/ James Saer
James Saer

/s/ Jack Boltz
D. Jack Boltz

/s/ Gregg Kunes
Gregg Kunes

/s/ Thomas Neshek
Thomas Neshek

Schedule 1

NAME, ADDRESS AND FACSIMILE NUMBER OF SHAREHOLDER	NUMBER OF COMPANY COMMON STOCK OWNED BY SHAREHOLDER	NUMBER OF COMPANY COMMON STOCK ISSUABLE UNDER OPTIONS HELD BY SHAREHOLDER

[Attached]

Ownership Title of Stock Certificate	Number of Shares

Debra J. Alder 603 Alder Avenue Delavan, WI 53115	2,636

Pershing LLC Custodian FBO Donald J. Boltz Roth IRA One Pershing Plaza P. O. Box 2050 Jersey City, NJ 07303	8,189

Pershing LLC Custodian FBO Donald J. Boltz Individual K One Pershing Plaza P. O. Box 2050 Jersey City, NJ 07303	3,476

Donald J. Boltz 9108 Dusk Drive Elkhorn, WI 53121	5,628

J. Edward Clair as Trustee of the J. Edward & Patricia D. Clair Revocable Trust dtd 7/1/2002 3565 Westshire Circle Delavan, WI 53115	2,370

Edward Jones Custodian FBO J. Edward Clair IRA Edward Jones 130 Edward Jones Blvd. Maryland Heights, MO 63043	4,359

Gregg E. Kunes N2011 N. Lake Shore Drive Fontana, WI 53125	3,973

Gregg E. Kunes & Deborah A. Kunes N2011 N. Lake Shore Drive Fontana, WI 53125	1,174

Michael J. and Carol J. Murphy, or their Successors, as Trustees of the Michael and Carol Murphy Revocable Living Trust dated 6/22/06, and as it may subsequently be amended * 2119 Hillcrest Drive Delavan, WI 53115	23,586
* Michael J. Murphy also owns 7,250 unexercised stock options.

Bank of Sun Prairie Custodian FBO Michael J. Murphy IRA Bank of Sun Prairie-Kurt Knless 228 E. Main Street P. O. Box 29 Sun Prairie, WI 53590	7,469

Thomas R. & Donna J. Neshek Revocable Living Trust dtd 9/27/2006, Thomas & Donna Neshek Trustees P. O. Box 75 Elkhorn, WI 53121	17,936

Edward D. Jones & Co. Custodian FBO Thomas R. Neshek 201 Progress Parkway Maryland Heights, MO 63043	1,750

Darlene Joan Neshek Family Trust, Thomas R. Neshek Trustee P. O. Box 75 Elkhorn, WI 53121	3,358

Charles Schwab & Co., Inc. Custodian, James R. Saer IRA Rollover DTTC – Attn: Rosa Hicks-Miller 570 Washington Blvd. 5th Floor Securities Jersey City, NJ 07310	2,500

Charles Schwab & Co., Inc. Custodian, James R. Saer Roth Contributory IRA DTTC – Attn: Rosa Hicks-Miller 570 Washington Blvd. 5th Floor Securities Jersey City, NJ 07310	5,000

James R. and Marcia P. Saer Revocable Trust dtd 10/10/12, James R. & Marcia P. Saer Co Trustees 2230 LaFontaine Ct. Brookfield, WI 53045	13,158

Annex D

Investment Banking

October 13, 2014

Board of Directors

Delavan Bancshares, Inc.

830 East Geneva Street

Delavan, WI 53115

The Board of Directors:

We understand that Delavan Bancshares, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Wintrust Financial Corporation (“Wintrust”) and Wintrust Merger Co. (“Merger Co.”). Pursuant to and as more fully described in the Agreement, (i) the Company will be merged with and into Merger Co. at the Effective Time (the “Merger”) with Merger Co. as the surviving corporation of the Merger and the Company thereby becoming a wholly-owned subsidiary of Wintrust and, (ii) upon consummation of the Merger, each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the equivalent of $50.80 in shares of Wintrust common stock, which based on Wintrust’s closing price on October 10, 2014 of $43.79 would be 1.16 shares of Wintrust common stock (the “Per Share Stock Consideration”), and $50.80 in cash (the “Per Share Cash Consideration”), together constituting the “Per Share Merger Consideration” of $101.61, subject to 373,989 shares of Company common stock outstanding immediately prior to the Effective Time and certain potential adjustments thereto as specified in the Agreement. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definitions shall have the meanings given to such terms in the Agreement.

In connection with your consideration of the Merger, the Board of Directors (the “Board”) of the Company (solely in its capacity as such) has requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to the holders of the Company’s common stock of the Per Share Merger Consideration set forth in the Agreement. We express no opinion about the fairness of any amount or nature of the compensation or consideration to be received by any of the Company’s officers, directors or employees, or any class of such persons, or to any particular stockholder or group of stockholders in the Merger. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger.

Baird, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts concerning the business and operations of the Company (the “Forecasts”) as furnished to us and prepared by the Company’s management for purposes of our analysis, (B) financial statements of the Company for the fiscal years ended December 31, 2011 through 2013, and interim financial statements of the Company for the six months ended June 30, 2014, which the Company’s management has prepared and identified as being the most current financial statements available, and (C) financial statements of Wintrust for the fiscal years ended December 31, 2011 through 2013, and interim financial statements of Wintrust for the six months ended June 30, 2014, obtained from Wintrust’s annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”) and publicly available; (ii) reviewed certain publicly available information, including, but not limited to, Wintrust’s recent filings with the SEC and equity analyst research reports covering Wintrust prepared by various investment banking and research firms, including consensus earnings estimates for Wintrust for the years ending December 31, 2014 and 2015; (iii) reviewed the principal financial terms of the draft dated October 10, 2014 of the Agreement in the form expected to be presented to the Board as they related to our analysis; (iv) considered the relative contributions of assets, liabilities, equity and earnings of the Company and Wintrust to the resulting company; (v) compared the financial position and operating results of the Company and Wintrust with those of certain publicly traded companies we deemed relevant; (vi) compared the historical market prices, trading activity and market trading multiples of Wintrust’s common stock with those of certain other publicly traded companies we deemed relevant; (vii) compared the Per Share Merger Consideration with the reported financial terms of certain other recent business combinations in the commercial banking industry we deemed relevant, to the extent publicly available; (ix) reviewed certificates from the Company addressed to Baird regarding the historical financial statements and Forecasts; (x) reviewed certain potential pro forma financial effects of the Merger; (xi) reviewed the current market environment generally and the banking environment in particular; and (xiii) reviewed such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We have held discussions with members of the Company’s and Wintrust’s respective senior managements concerning the historical and current business, financial condition, operating results and prospects, of the Company and Wintrust, respectively. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company and Wintrust. We have further relied on the assurances of the management of the Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not independently verified any publicly available information or information supplied to us by the Company or Wintrust. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, that neither the Company nor Wintrust is aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company and Wintrust are as set forth in their respective most recent financial statements provided to us or publicly available, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of the Company and Wintrust provided to us or publicly available present fairly the results of operations, cash flows and financial condition of the Company and Wintrust, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied, without independent verification, upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) the Merger will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any changes to the Per Share Merger Consideration or other financial terms or conditions of the Merger or that would otherwise materially affect the Company or Wintrust or our analysis; (vii) the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes; and (viii) with respect to the equity analyst research reports and consensus earnings estimates referred to above, we have reviewed and discussed such forecasts and projections with the management of Wintrust and have assumed, without independent verification, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Wintrust, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. We have relied,

D-2

without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Merger on the advice of the Company and its professional advisors, and we have assumed that all such advice was correct. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company or Wintrust nor have we made a physical inspection of the properties or facilities of the Company or Wintrust. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of the Company or Wintrust. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Wintrust, or the combined entity after the Merger and we have not reviewed any individual credit files relating to the Company or Wintrust. We have assumed that the respective allowances for loan losses for both the Company and Wintrust, together with the assumed purchase accounting adjustments made by Wintrust with respect to the Company, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have not considered any expenses or potential adjustments to the Per Share Merger Consideration relating to the Merger as part of our analysis. We have also assumed the value of the Per Share Stock Consideration to be $50.80 and thus the value of the Per Share Merger Consideration to be $101.61. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and our opinion does not predict or take into account any changes or events which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of Wintrust’s securities (including Wintrust’s common stock) will trade following the date hereof or as to the effect of the Merger on such price or trading range, or any earnings or ownership dilutive impact that may result from Wintrust’s issuance of its common stock in the Merger. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Wintrust by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Merger; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or Wintrust or in the financial services industry; (v) any actions or inactions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest. We also do not express any opinion on the liquidity or marketability of the Wintrust common stock or the ability of the holders of such stock, including the holders of the Company’s common stock who will receive shares of Wintrust common stock in the Merger, to sell shares of Wintrust common stock at any time.

Our opinion has been prepared at the request and for the information of and is directed to the Board of Directors of the Company in connection with its consideration of the Merger, and is directed only to the fairness, from a financial point of view, as of the date hereof, of the Per Share Merger Consideration to the holders of the Company’s common stock. This opinion does not address the relative merits or risks of: (i) the Merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Merger. This opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement, or in any other document, nor shall this opinion be used for any other purposes, without Baird’s prior written consent.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee (a “Transaction Fee”) for our services, a significant portion of which is contingent upon the consummation of the Merger. We will receive a separate fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Merger, but is fully creditable against the Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Merger.

D-3

Except as disclosed in the prior paragraph, during the last two years, neither Baird nor any of its affiliates have provided investment banking and/or financial advisory services to either the Company or Wintrust, or any affiliates thereof, for which Baird received compensation. Baird has in the past acted, and may in the future act, as a market maker for Wintrust’s common stock. Baird also has in the past from time to time prepared, and may in the future prepare, equity analyst research reports regarding Wintrust. During the past two years, Baird has acted as agent or principal with respect to securities transactions effected for the accounts of Wintrust (and their respective subsidiaries and affiliates), for which Baird received standard commissions, markups/markdowns or other remuneration. In addition, certain officers, directors, employees and affiliates of the Company or Wintrust may have brokerage or investment accounts with Baird, for which Baird receives customary commissions or fees. No material relationship between the Company, Wintrust or any other party or affiliate to the Merger is mutually understood to be contemplated in which any compensation is intended to be received by Baird.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or Wintrust or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company or Wintrust. In addition, Baird may from time to time hold or trade the securities of Wintrust (including Wintrust’s common stock) for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities.

Our opinion was approved by our firm’s internal fairness opinion committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company’s common stock.

Very truly yours,

/s/ Robert W. Baird & Co. Incorporated

ROBERT W. BAIRD & CO. INCORPORATED

D-4